Filed pursuant to Rule 424(b)(4)

Registration Nos. 333-248761 and 333-249484

PROSPECTUS

VIVOPOWER INTERNATIONAL PLC

(Incorporated in England)

2,941,176 Ordinary Shares

We are offering 2,941,176 of our ordinary shares in this offering.

Our ordinary shares are listed on The Nasdaq Capital Market under the symbol “VVPR.” On October 15, 2020, the last reported sale price of our ordinary shares as reported on The Nasdaq Capital Market was $8.98 per share.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 8, as well as in the documents incorporated by reference into this prospectus, to read about factors you should consider before buying shares our ordinary shares.

	Per share	Total
Offering price	$8.50	$24,999,996
Underwriter’s discounts and commissions(1)	$0.595	$1,749,999.72
Proceeds to our company before expenses	$7.905	$23,249,996.30

(1)

We have agreed to reimburse the underwriters for certain expenses. See the section titled “Underwriting” beginning on page 88 of this prospectus for additional disclosure regarding underwriter compensation and offering expenses.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We have granted the representative of the underwriters an option to purchase from us, at the public offering price, up to 441,176 additional ordinary shares, less the underwriting discounts and commissions, within 45 days from the date of this prospectus to cover over-allotments, if any. If the representative of the underwriters exercises the option in full, the total underwriting discounts and commissions payable will be $2,012,499.44, and the total proceeds to us, before expenses, will be $26,737,492.60.

The underwriters expect to deliver the shares to purchasers in the offering on or about October 19, 2020.

Sole Book-Running Manager

Maxim Group LLC

The date of this prospectus is October 14, 2020.

TABLE OF CONTENTS

Page

Prospectus Summary	3
The Offering	6
Summary Consolidated Financial Data	7
Risk Factors	8
Special Note Regarding Forward-Looking Statements	24
Use Of Proceeds	25
Dividend Policy	26
Capitalization	27
Dilution	28
Corporate Structure and History	29
Selected Consolidated Financial Data	31
Management’s Discussion And Analysis Of Financial Condition And Results Of Operations	32
Business	48
Management	60
Related Party Transactions	67
Principal Shareholders	69
Description of Share Capital and Articles of Association	70
Shares Eligible for Future Sale	81
Taxation	81
Underwriting	88
Expenses of the Offering	91
Legal Matters	92
Experts	92
Service of Process and Enforcement of Judgments	92
Where You Can Find More Information	92
Index to the Financial Statements	F-1

You should rely only on the information contained in this prospectus and any related free-writing prospectus that we authorize to be distributed to you. We have not, and the underwriter has not, authorized any person to provide you with information different from that contained in this prospectus or any related free-writing prospectus that we authorize to be distributed to you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of the securities offered hereby.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the ordinary shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of the prospectus applicable to that jurisdiction.

Until 25 days after the date of this prospectus, all dealers that buy, sell, or trade the ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

In this prospectus, “VivoPower,” the “Group,” the “company,” “we,” “us” and “our” refer to VivoPower International PLC and its consolidated subsidiaries, except where the context otherwise requires.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position and market opportunity, is based on our management’s estimates and research, as well as industry and general publications and research, surveys and studies conducted by third parties. We believe that the information from these third-party publications, research, surveys and studies included in this prospectus is reliable. Management’s estimates are derived from publicly available information, their knowledge of our industry and their assumptions based on such information and knowledge, which we believe to be reasonable. These data involve a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

VivoPower, the VivoPower logo and other trademarks or service marks of VivoPower International PLC appearing in this prospectus are the property of VivoPower International PLC. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, service marks and trade names.

PROSPECTUS SUMMARY

This summary highlights selected information about us and the ordinary shares that we are offering. It may not contain all of the information that may be important to you. Before investing in the ordinary shares, you should read this entire prospectus carefully for a more complete understanding of our business and this offering, including our consolidated financial statements, and the sections entitled “Risk Factors” and “Management's Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.

Overview

VivoPower is an international solar and critical power services company that focuses on small and medium scale solar development, engineering, procurement and construction (“EPC”) and selected solar asset ownership and maintenance. Headquartered in London, VivoPower has operations in the United States of America (“U.S.”), Australia and the United Kingdom (“U.K.”).

Management analyzes our business in three reportable segments: Critical Power Services, Solar Development, and Corporate Office. Critical Power Services is represented by J.A. Martin Electrical Pty Limited (“J.A. Martin”) and Kenshaw Electrical Pty Limited (“Kenshaw”) operating in Australia with a focus on the design, supply, installation and maintenance of power and control systems, including for solar farms. Solar Development is the development and sale of commercial and utility scale PV solar power projects in the U.S. and Australia. Corporate Office is the Company’s corporate functions, including costs to maintain the Nasdaq public company listing, comply with applicable SEC reporting requirements, and related investor relations and is located in the U.K.

Following completion of its strategic review, VivoPower intends to enter the electric vehicle (“EV”) sector, due to interest from its existing customer base, with an initial focus on the Australian infrastructure and mining sectors. It intends to do so through offering holistic sustainable energy solutions (“SES”) that provide cost savings and reliability for industrial and municipal customers, and stable returns for investors.

Critical Power Services

VivoPower, through its wholly-owned Australian subsidiaries, J.A. Martin and Kenshaw, provides critical energy infrastructure generation and distribution solutions including the design, supply, installation and maintenance of power and control systems to a customer base in excess of 700 active government, commercial and industrial customers and is considered a trusted power adviser. J.A. Martin and Kenshaw are headquartered in the Hunter Valley and Newcastle region, which is the most densely populated industrial belt in Australia. Structural and cyclical factors have created a strong operating environment for our Critical Power Services businesses, particularly the strong growth in infrastructure investment, recovery in the mining sector, and increasing demand for data centers and solar farms.

J.A. Martin and Kenshaw are owned by VivoPower through a holding company called Aevitas, which was formed in 2013 and acquired by VivoPower in December 2016.

J.A. Martin Electrical Pty Limited

Founded in 1968, J.A. Martin is a specialized industrial electrical engineering and power services company that has been servicing the largest commercial and industrial belt in Australia, the Newcastle and Hunter Valley region in New South Wales, for more than 50 years.

J.A. Martin operates from two premises in New South Wales, including a factory in Newcastle which manufactures, and services customized industrial switchboards and motor control centers. It also has an office and workshop facility in the Hunter Valley for servicing the infrastructure, mining and industrial sectors.

J.A. Martin’s core competencies include: customized industrial switchboard and motor control center design, manufacture and maintenance; industrial electrical engineering, project management for mining, infrastructure and industrial applications; solar farm electrical contracting and EPC; electrical maintenance and servicing; and, industrial, mining and infrastructure CCTV and data cabling. With 103 employees and a fleet of 76 vehicles, J.A. Martin has built a strong reputation throughout eastern Australian for exceptional engineering and design, delivered on time and budget, supported by a high-level of quality and service.

J.A. Martin serviced almost 250 customers in the fiscal year ended June 30, 2020 across a diverse range of industries, including solar farms, grain handling and agriculture, water and gas utilities, cotton gins, commercial buildings, mining, marine and rail infrastructure. J.A. Martin’s commitment to health and safety and quality, as recognized by their AS 4801 and ISO 9001 certifications, has positioned them to service some of the largest and most respected firms in the world.

Kenshaw Electrical Pty Limited

Founded in 1981, Kenshaw has a differentiated mix of critical electrical power, critical mechanical power and non-destructive testing capabilities for customers across a broad range of industries, operating from its facilities in Newcastle, New South Wales, and Canberra, Australian Capital Territory. Kenshaw’s success has been built on the capability of its highly skilled personnel to be able to provide a wide range of critical power generation solutions, products and services across the entire life-cycle for electric motors, power generators, mechanical equipment and non-destructive testing. From the head office in Newcastle, Kenshaw’s engineers provide regular and responsive service to long-standing client base of over 500 customers ranging from data centers, hospitals, mining and agriculture to aged care, transport and utility services. It is well positioned to expand its capabilities to battery energy storage solutions.

Kenshaw’s core competencies include: generator design, turn-key sales and installation; generator servicing and emergency breakdown services; customized motor modifications; non-destructive testing services including asset management of critical plant and equipment using diagnostic testing such as motor testing, oil analysis, thermal imaging and vibration analysis; and, industrial electrical services.

Solar Development

VivoPower’s strategy in relation to solar development has been to minimize capital intensity and maximize return on invested capital by pursuing a business model predicated on developing and selling projects prior to construction and continually recycling capital rather than owning assets. Successful solar development requires an experienced team that can manage multiple work streams on a parallel path, from initially identifying attractive locations, to land control, permitting, interconnection, power marketing, and project sale to investors. Rather than build a substantial team internally to accomplish all of these activities, our business model is to joint venture on a non-exclusive basis with existing experienced project development teams so that multiple projects can be advanced simultaneously and allow us to focus on provision of capital, project management, and marketing and sale of projects. In Australia we have partnered with ITP Renewables (“ITP”), a global leader in renewable energy engineering, strategy and construction, and energy sector analytics. In the U.S., we partnered with Innovative Solar Systems, LLC (“Innovative Solar”).

Electric Vehicles and Sustainable Energy Solutions

In August 2020, VivoPower announced its plans to enter into the commercial EV market to provide sustainable energy solutions for light electric vehicles (“LEVs”). VivoPower expects to focus initially on servicing LEV customers in the mining and infrastructure sectors in Australia, before expanding globally in those sectors. VivoPower’s EV strategy is expected to include EV and battery leasing, critical power retrofits of premises (e.g. warehouses and depots) to enable optimized EV battery charging and microgrids and EV battery second life applications.

Recent Developments

In September 2020, the Company signed a non-binding Letter of Intent (“LOI”) to acquire, by way of primary investment, a 51% shareholding in Tembo 4x4 e-LV B.V. (“Tembo”). Tembo is a Netherlands-based specialist battery-electric and off-road vehicle company with global sales and distribution channels across four continents. Tembo services a diverse range of sectors, including mining, government services (armed cars, police, ambulances, inspection vehicles), game safari and humanitarian aid by providing a comprehensive fleet of customized electric vehicles. Based on an analysis of publicly available industry data, the Company estimates that the potential global addressable market for electric vehicles could be at least USD$36 billion within the markets in which Tembo is currently active (which presently do not include the United States, Asia or South America). For the fiscal year ended December 31, 2019, Tembo generated USD$2.3 million in revenue (unaudited).

Following discussions by the parties, it was agreed to restructure the existing group of companies of which Tembo is a member as a pre-cursor to completion of the proposed investment, such restructure (the “Restructure”) to take place shortly prior to completion of the investment. In consequence of the Restructure, the investment is proposed to be made by way of subscription for shares representing approximately 51% of the share capital of Tembo e-LV B.V. (the “Target”), a new company formed under the laws of the Netherlands for the purposes of the transaction and such company being the sole member of both Tembo and FD 4x4 Centre B.V. (the “Transaction”).

Key features of the Transaction, the definitive documents relating to which were signed on 9 October 2020, are (without limitation and subject to completion of the Transaction taking place) that:

●	the cash to be subscribed for convertible preferred shares (“Investor Shares”) on completion will be EUR €4 million;

●	the proceeds of the investment will be used by the Target and its group (the “Group”) for working capital and growth capital purposes, and for the repayment of certain liabilities of the Group;

●

signing and completion will not be simultaneous, and completion will be conditional upon (among certain other formalities relating to the Transaction), a minimum capital fundraise requirement in respect of the Company first being met;

●

the Investor Shares will carry (among other rights) a right to vote, rights to income on a basis that is pari passu with all other classes of shares, a preferential right to return of capital on liquidation/exit, customary anti-dilution protections, pre-emption rights (including a right of first refusal on certain proposed share transfers), and certain information and board appointment rights;

●	leaver provisions will apply in respect of those persons holding the remaining 49% of the share capital of the Target;

●

customary representations, warranties (and certain specific indemnities relating to matters revealed during the course of due diligence) were given on signing and will be repeated at completion to the Company;

●	restrictive covenants will be entered into by certain key shareholders of the Target;

●	the Company will have right to subscribe a further EUR €4 million on substantially the same terms for a period of 12 months following completion; and

●	the Company will have the option to acquire the remaining 49% of the Target on the fifth anniversary of completion of the Transaction.

Risk Factors

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include the following:

●

If we continue to experience losses and we are not able to raise additional financing on sufficiently attractive terms or generate cash through sales of solar projects or other assets, we may not have sufficient liquidity to sustain our operations and to continue as a going concern.

●

We may not be able to generate sufficient cash flow to service all our indebtedness, any additional debt we may incur and our other ongoing liquidity needs, and we may be forced to take other actions to satisfy our obligations under our indebtedness or any additional debt we may incur, which may not be successful.

●	Doing business through joint ventures is a key part of our business and any disagreements or discontinuations could disrupt our operations, put assets at risk or affect the continuity of our business.

●

We face a number of risks involving power purchase agreements (“PPAs”) and project-level financing arrangements, including failure or delay in entering into PPAs, defaults by counterparties and contingent contractual terms, all of which could materially and adversely affect our financial condition, results of operations and cash flows.

●

Technical, regulatory, and economic barriers to the purchase and use of solar power products may arise that significantly reduce demand for or financial viability of solar power projects, which could have a material adverse effect on our revenues.

●	Our business depends on the demand for solar energy, which is still driven largely by the availability and size of government and economic incentives that may ultimately be reduced or eliminated.

●

Our ability to expand our operations to the commercial electric vehicle segment is dependent on developing new business opportunities, meeting the requirements of new customers and timely performance of work in different market sectors.

●	From time to time, we may become involved in costly and time-consuming litigation and other regulatory proceedings, which require significant attention from our management.

●

We cannot assure you that our ordinary shares will always trade in an active and liquid public market. In addition, at times trading in our ordinary shares on Nasdaq has been highly volatile with significant fluctuations in price and trading volume, and such volatility and fluctuations may continue to occur in the future. Low liquidity, high volatility, declines in our stock price or a potential delisting of our ordinary shares may have a negative effect on our ability to raise capital on attractive terms or at all and may cause a material adverse effect on our operations.

Corporate Information

VivoPower International PLC, a public limited company incorporated under the laws of England, was formed on February 1, 2016. Our registered and principal executive offices are located at The Scalpel, 18th Floor, 52 Lime Street, London, U.K. Our general telephone number is +44-794-116-6696 and our internet address is http://www.vivopower.com. Our website and the information contained on or accessible through our website are not part of this prospectus, and our website address is included in this document as an inactive textual reference only. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., 400 Madison Avenue, 4th Floor, New York, NY 10017.

Implications of Being an Emerging Growth Company

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year following the fifth anniversary of the date of the completion of the Company’s initial public offering, (2) the last day of the fiscal year in which we have total annual gross revenues of at least $1.07 billion, (3) the date on which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ordinary shares held by non-affiliates exceeded $700.0 million as of the last business day of our most recently completed second fiscal quarter or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company,

●

we may present only two years of audited financial statements, plus unaudited condensed financial statements for any interim period, and related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

●

we may avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	we may provide reduced disclosure about our executive compensation arrangements; and
●	we may not require shareholder non-binding advisory votes on executive compensation or golden parachute arrangements.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our shareholders may be different than you might receive from other public reporting companies in which you hold equity interests.

THE OFFERING

Ordinary shares offered by us	2,941,176 ordinary shares

Ordinary shares outstanding prior to this offering	13,557,376 ordinary shares

Offering price	$8.50 per ordinary share

Ordinary shares to be outstanding after this offering	16,498,552 ordinary shares, assuming all shares offered by this prospectus are sold (or 16,939,728 shares if the over-allotment option is exercised in full).

Underwriters’ option to purchase additional ordinary shares	We have granted the underwriter an option for a period of 45 days from the date of this prospectus to purchase up to 441,176 additional ordinary shares from us to cover over-allotments, if any.

Use of proceeds

We estimate the net proceeds that we will receive from this offering will be approximately $22.9 million based on the public offering price of $8.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to fund working capital needs in connection with the expansion of our operations to the commercial electric vehicle segment, including $4.7 million to fund the Tembo aquisition, and for working capital and other general corporate purposes. See the “Use of Proceeds” section of this prospectus for additional information.

Risk Factors	You should read the “Risk Factors” section of this prospectus beginning on page 8 for a discussion of factors to consider carefully before deciding to invest in our ordinary shares.

Transfer Agent	The registrar and transfer agent for the ordinary share is Computershare Trust Company, N.A.

The Nasdaq Capital Market symbol	“VVPR”

The number of our ordinary shares to be outstanding after this offering is based on 13,557,376 of our ordinary shares outstanding as of June 30, 2020, and excludes the following:

●

1,229,425 ordinary shares issuable upon exercise of outstanding options at a weighted average exercise price of $nil per share or upon the settlement of outstanding restricted stock units, performance stock units or bonus stock awards under our equity plans as of June 30, 2020;

●	126,311 ordinary shares authorized for issuance pursuant to future awards under our equity incentive plans; and

●	assumes no exercise by the underwriter of their option to purchase up to 441,176 additional ordinary shares.

SUMMARY CONSOLIDATED FINANCIAL DATA

Our historical consolidated financial statements are prepared in accordance with IFRS and are presented in U.S. dollars. The selected historical consolidated statement of comprehensive income and statement of financial position data set forth below has been derived from, and is qualified in its entirety by reference to, our historical consolidated financial statements for the periods presented. Historical information as of and for the year ended June 30, 2020, and for the three months ended June 30, 2019, and for the years ended March 31, 2019, 2018, 2017 and 2016, is derived from, and is qualified in its entirety by reference to, our consolidated financial statements. The financial statements for the year ended June 30, 2020, for the three months ended June 30, 2019, and for the years ended March 31, 2019, 2018, and 2017 have been audited by PKF Littlejohn LLP, our independent registered public accounting firm. The financial statements for 2016 were audited by Marcum LLP. You should read the information presented below in conjunction with those audited consolidated financial statements, the notes thereto and the discussion under Item 5 “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended June 30, 2020.

Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected consolidated financial data should be read in conjunction with “Management's Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus and our consolidated financial statements included elsewhere in this prospectus.

Consolidated Statement of Comprehensive Income

	Year Ended June 30		Three Months Ended June 30		Year Ended March 31
(US dollars in thousands, except per share amounts)	2020	2019	2019	2018	2019	2018	2017	2016
		(unaudited)		(unaudited)

Revenue from contracts with customers	48,710	43,545	13,617	9,111	39,036	33,647	32,250	-
Cost of sales	(40,885)	(37,452)	(11,960)	(7,446)	(32,726)	(28,524)	(4,977)	-
Gross profit	7,825	6,093	1,657	1,665	6,310	5,123	27,273	-
General and administrative expenses	(5,479)	(7,195)	(1,291)	(2,079)	(7,685)	(12,814)	(9,316)	(279)
Gain/(loss) on solar development	1,589	(2,668)	38	(4)	(2,615)	1,356	-	-
Depreciation of property and equipment	(898)	(411)	(214)	(204)	(430)	(420)	(103)	-
Amortization of intangible assets	(868)	(1,036)	(223)	(207)	(990)	(840)	(548)	-
Operating (loss)/profit	2,169	(5,217)	(33)	(829)	(5,410)	(7,595)	17,306	(279)
Restructuring & other non-recurring costs	(3,410)	(2,404)	(525)	(40)	(2,017)	(1,873)	-	-
Impairment of assets	-	-	-	-	-	(10,191)	-	-
Impairment of goodwill	-	-	-	-	-	(11,092)	-	-
Transaction costs	-	-	-	-	-	-	(5,800)	-
Finance income	33	-	-	-	4	9	13	-
Finance expense	(3,182)	(3,345)	(796)	(842)	(3,243)	(3,395)	(600)	(2)
(Loss)/profit before income tax	(4,390)	(10,966)	(1,354)	(1,711)	(10,666)	(34,137)	10,919	(281)
Income tax	(713)	(353)	(92)	12	(557)	6,258	(5,338)	-
(Loss)/profit for the period	(5,103)	(11,319)	(1,446)	(1,699)	(11,223)	(27,879)	5,581	(281)
Other comprehensive income
Currency translation differences recognized directly in equity	(1,028)	-	(102)	-	(2,998)	222	599	-
Total comprehensive (loss)/income	(6,131)	(11,319)	(1,548)	(1,699)	(14,221)	(27,657)	6,180	(281)
Earnings per share (dollars)
Basic	(0.38)	(0.83)	(0.11)	(0.13)	(0.83)	(2.06)	0.73	(0.05)
Diluted	(0.38)	(0.83)	(0.11)	(0.13)	(0.83)	(2.06)	0.73	(0.05)
Weighted average number of shares used in computing (loss)/earnings per share	13,557,376	13,557,376	13,557,376	13,557,376	13,557,376	13,557,376	7,624,423	5,514,375

Consolidated Statement of Financial Position Data

	As at June 30		As at March 31
(US dollars in thousands, except ratios)	2020	2019	2019	2018	2017

Cash and cash equivalents	2,824	7,129	4,522	1,939	10,970
Current assets	20,473	36,283	29,770	21,278	30,814
Current liabilities	(19,679)	(29,133)	(20,807)	(20,610)	(12,197)
Current ratio	1.04	1.25	1.43	1.03	2.53
Property and equipment, net	2,486	2,951	1,205	1,915	2,163
Total assets	62,380	73,109	65,395	76,312	100,836
Debt, current and long-term	25,954	21,686	19,267	22,340	20,255
Total shareholders’ equity/(deficit)	17,890	22,516	23,985	37,003	64,606

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below. The risks and uncertainties described below and in the documents incorporated by reference herein are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, operating results and prospects could be materially harmed. In that event, the price of our ordinary shares could decline, and you could lose part or all of your investment.

Risks related to the ordinary shares and this offering

If you purchase ordinary shares in this offering, you will suffer immediate dilution of your investment

The public offering price of our ordinary shares is substantially higher than the net tangible book value per share of our ordinary shares. Therefore, if you purchase our ordinary shares in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after giving effect to this offering. If you purchase ordinary shares in this offering, you will incur an immediate and substantial dilution in net tangible book value of $7.83 per share. For a further description of the dilution that you will experience immediately after this offering, see “Dilution”.

Our management will have broad discretion over the use of the net proceeds from this offering, and you may not agree with how we use the proceeds and the proceeds may not be invested successfully.

Our management will have broad discretion as to the use of the net proceeds from this offering and could use them for purposes other than those contemplated at the time of this offering. Accordingly, you are relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds will be used appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return.

Because we do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never paid or declared any cash dividends on our ordinary shares. We currently intend to retain earnings, if any, to finance the growth and development of our business and we do not anticipate paying any cash dividends in the foreseeable future. As a result, only appreciation of the price of our ordinary shares will provide a return to our shareholders.

Sales of a significant number of our ordinary shares in the public markets, or the perception that such sales could occur, could depress the market price of our ordinary shares.

Sales of a substantial number of our ordinary shares in the public markets could depress the market price of our ordinary shares and impair our ability to raise capital through the sale of additional equity securities. We, our directors and our executive officers have agreed not to sell, dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through and including the date 90 days after the date of this prospectus, subject to certain exceptions. The underwriters may, in their discretion, release the restrictions on any such shares at any time without notice. We cannot predict the effect that future sales of our ordinary shares would have on the market price of our ordinary shares.

Risks related to our business and operations

If we continue to experience losses and we are not able to raise additional financing on sufficiently attractive terms or generate cash through sales of solar projects or other assets, we may not have sufficient liquidity to sustain our operations and to continue as a going concern.

We experienced a loss in the year ended June 30, 2020 of $5.1 million, following a loss in the three months ended June 30, 2019 of $1.4 million, a loss of $11.2 million for the year ended March 31, 2019, and a loss of $27.9 million for the year ended March 31, 2018. If we are unable to generate sufficient revenue from the operation of our businesses, generate sales of solar projects, or if we are unable to reduce our expenses sufficiently, we may continue to experience substantial losses. If losses continue, and we are unable raise additional financing on sufficiently attractive terms or generate cash through sales of solar projects or other material assets or other means, then we may not have sufficient liquidity to sustain our operations and may not be able to continue as a going concern. The accompanying consolidated financial statements are prepared on a going concern basis and do not include any adjustments that result from uncertainty about our ability to continue as a going concern.

We expect to require some combination of additional financing and/or sale of assets to execute our strategy to operate and grow our business.

Our business is capital intensive and our initiatives involve substantial and ongoing deployments of capital to capture the growth potential of our critical power services businesses and the development and sale of our solar projects. In addition, we are subject to substantial and ongoing administrative and related expenses required to operate and grow a public company. Together these items impose substantial requirements on our cash flow. As a result, we expect to require some combination of additional financing or sale of assets in order to execute our strategy and meet the operating cash flow requirements necessary to realize the benefits of our joint venture with Innovative Solar Systems, LLC (the “ISS Joint Venture”) and to operate and grow our business. We may not be able to obtain the requisite funding in order to execute our strategic development plans or to meet our cash flow needs. Our inability to obtain funding or engage in strategic transactions could have a material adverse effect on our business, our strategic development plan for future growth, our financial condition and our results of operations.

We may not be able to generate sufficient cash flow to service all our indebtedness, any additional debt we may incur and our other ongoing liquidity needs, and we may be forced to take other actions to satisfy our obligations under our indebtedness or any additional debt we may incur, which may not be successful.

As of June 30, 2020, we had an aggregate of $26.0 million in debt obligations. Our ability to make scheduled payments on or to refinance our debt obligations and to fund our ongoing liquidity needs depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. There can be no assurance that we will maintain a level of cash flow from operating activities or that future borrowings will be available to us in an amount or on terms sufficient to permit us to pay the principal and interest on our indebtedness. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, sell material assets, or to seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. We could also face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations or risk not being able to continue as a going concern. In addition, we may be able to incur additional indebtedness in the future. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify.

If we fail to adequately manage our planned growth, our overall business, financial condition and results of operations could be materially adversely affected.

We have a forward order book of $15.4 million as at June 30, 2020, for our critical power services businesses, representing 32% of the $47.9 million revenue for the year ended June 30, 2020. These businesses are expected to continue to grow significantly over the next few years as they continue to capitalize on the market opportunities available in data centers, health care, and solar development, as further described in Item 4. Information on the Company – B. Business Overview of our Annual Report on Form 20-F for the year ended June 30, 2020. We expect that this growth in activity will place significant stress on our operations, management, employee base and ability to meet working capital requirements sufficient to support this growth over the next 12 to 36 months. Any failure to address the needs of our growing business successfully could have a negative impact on our business, financial condition or operating results.

Our ability to expand our operations to the commercial electric vehicle segment is dependent on developing new business opportunities, meeting the requirements of new customers and timely performance of work in different market sectors.

In August 2020, we announced our plans to enter into the commercial EV market to provide sustainable energy solutions for LEVs. We expect to focus initially on servicing LEV customers in the mining and infrastructure sectors in Australia, before expanding globally in those sectors. Our EV segment will focus on new customers and new industries with which we do not currently do business as part of our business development efforts. As we develop these opportunities, we may face greater costs and we may need to devote more resources to obtain contract work. There can be no assurance that we will successfully identify new business opportunities, accurately estimate the time, cost and complexity of the work, achieve market acceptance of our services or that services provided by others will not render our services obsolete or noncompetitive or we will be able to timely complete the work or avoid cost overruns.

We may be unable to obtain favorable financing from our vendors and suppliers, which could have a material adverse effect on our business, financial condition or results of operations.

In addition to obtaining financing from certain financial parties, we have also historically utilized financing from our vendors and suppliers through customary trade payables or account payables. As of June 30, 2020, we had trade payables of $4.8 million. At times, we have increased the number of days’ payables outstanding. There can be no assurance that our vendors and suppliers will continue to allow us to maintain existing or planned payables balances, and if we were forced to reduce our payables balances below our planned level, without obtaining alternative financing, our inability to fund our operations would materially adversely affect our business, financial condition and results of operations. We could also face substantial liquidity problems and might be required to dispose of material assets or enter into economically unfavorable financing arrangements to meet creditor demands or risk not being able to continue as a going concern.

A deterioration or other negative change in economic or financial conditions could have a material adverse effect on our business or operating results.

Our business depends on the availability of third-party financing on attractive terms. If a deterioration, volatility or other negative changes occurred in economic or financial conditions, our access to such financing, or the terms on which we are able to access such financing, could be significantly and negatively affected. Financial markets are subject to periods of substantial volatility and such volatility is difficult or impossible to predict in advance. Debt markets may become tighter and providers of financing may require more restrictive terms, higher lending rates, or both, or may elect not to provide financing at all. Increases in volatility, increasing restrictions in credit terms, increases in interest rates, increases in yield expectations for solar projects, or worsening conditions in financial markets generally could delay or prevent the successful expansion of our critical power services business or development of solar projects in our portfolio and thereby have a material adverse effect on our business or operating results.

Our results of operations are subject to significant variability and are inherently unpredictable.

Because we do not know the pace at which our revenue will grow, or if it will grow, and because our expenses may grow, we may not be profitable from period to period. Our revenue and operating results are difficult to predict and may vary significantly from period to period. A key reason for these significant fluctuations in our results of operations is that a substantial portion of our revenue and cash flow is derived from the development and sale of a few relatively large utility-scale solar energy projects. The number and type of these projects may, therefore, cause substantial variations in our operating results since at any given time one or two projects may account for a large portion of our revenue or gains on sale in a given period. If such projects are delayed or become subject to higher than predicted expenses, there may be significant negative impacts on our profitability or other results. Any decrease in revenue from, or increase in our expenses associated with, our utility-scale solar power projects could have a significant negative impact on our business. In addition, demand from prospective offtakers of power from solar power plants may fluctuate based on the perceived cost-effectiveness of the electricity generated by our solar power systems as compared to conventional energy sources, such as natural gas and coal (which fuel sources are subject to significant price fluctuations from time to time), and other non-solar renewable energy sources, such as wind.

 If we are unable to enter into new financing agreements when needed, or upon desirable terms, or if any of our current financing partners discontinue or materially change the financing terms, we may be unable to finance our operations and development projects or our borrowing costs could increase, which would have a material adverse effect on our business, financial condition and results of operations.

We may require working capital and credit facilities to fund the growth of our critical power services businesses and the up-front costs associated with the development and sale of solar projects. Without access to sufficient and appropriate financing, or if such financing is not available at desirable rates or on terms we deem appropriate, we would be unable to grow our business. Our ability to obtain financing in the future depends on banks’ and other financing sources’ continued confidence in our business model and the industries in which we operate as a whole. In addition, wholesale regulatory changes within financial services markets within specific jurisdictions in which we operate can affect the availability of financing available to our businesses resulting from capital availability in the market and appetite of the market for certain industries, risks, or businesses. Changes to our business, the business of our lenders, or the financing market in a region or as a whole, could result in us being unable to obtain new financing or maintain existing credit facilities. Failure to obtain necessary financing to fund our operations would materially adversely affect our business, financial condition and results of operations. To date, we have obtained financing for our business from a limited number of financial parties. If any of these financial parties decided not to continue financing our business or materially change the terms under which they are willing to provide financing, we could be required to identify new financial parties and negotiate new financing documentation. The process of identifying new financing partners and agreeing on all relevant business and legal terms could be lengthy and could require us to reduce the rate of growth of our business until such new financing arrangements were in place. In addition, there can be no assurance that the terms of the financing provided by a new financial party would compare favorably with the terms available from our current financing partners. In any such case, our borrowing costs could increase, which could have a material adverse effect on our business, financial condition and results of operations.

The market value of our investment in solar assets may decrease, which may cause us to take accounting charges or to incur losses if we decide to sell them following a decline in their values.

The fair market value of investments we have made in solar projects and/or portfolios of solar projects may decline. For example, for the year ended March 31, 2018, we recorded an impairment of $10.2 million with respect to our NC-31 and NC-47 projects in North Carolina. The fair market values of the investments we have made or may make in the future may increase or decrease depending on a number of factors, many of which are beyond our control, including the general economic and market conditions affecting the renewable energy industry, wholesale electricity prices, expectations of future market electricity prices, unforeseen development delays, unfavorable project development costs, prohibitive deposit requirements by power offtakers and utilities for interconnection, and long-term interest rates. Any deterioration in the market values of our investments could cause us to record impairment charges in our financial statements, which could adversely affect our results of operations. If we sell any of our investments when prices for such investments have fallen, the sale may be at less than the investment’s carrying value on our financial statements, which could result in a loss.

Sales of our solar projects may be delayed or may not be fully realized, which could have a material adverse effect on our financial position, results of operations or cash flows.

In the U.S., the Company has a portfolio of 32 utility-scale solar projects under development, representing a total electricity generating capacity of approximately 3,090 GWh/yr. In Australia, the Company has two under development with a generating capacity of approximately 54 GWh/yr. These projects are at varying stages of progress and will take many months or even years to sell, as further discussed in Item 4. Information on the Company – B. Business Overview of our Annual Report on Form 20-F for the year ended June 30, 2020. The successful development and sale of these projects is subject to a range of risks and uncertainties, including risks and uncertainties relating to economic and market conditions, political and regulatory conditions, and business and other factors beyond our control. In addition, the attractiveness of these projects to potential purchasers is subject to numerous risks, including: (i) unfavorable changes in forecast construction costs; (ii) engineering or design problems; (iii) problems with obtaining permits, licenses, approvals or property rights necessary or desirable to consummate the project; (iv) interconnection or transmission related issues; (v) environmental issues; (vi) force majeure events; and (vii) access to project financing (including debt, equity or tax credits) on sufficiently attractive terms or at all. Accordingly, the actual amount of proceeds of sale realized and the actual periods during which these proceeds are realized may vary substantially from our plans and projections. Our inability to realize cash from the sale of solar projects could have a material adverse effect on our financial position, results of operations or cash flows and create a risk that we will not be able to continue as a going concern.

Doing business through joint ventures is a key part of our business and any disagreements or discontinuations could disrupt our operations, put assets at risk or affect the continuity of our business.

Joint ventures, and in particular, the partnership with ITP Renewables in Australia, is a key part of how we do business. While a joint venture partner may provide local knowledge and experience, entering into joint ventures often requires us to surrender a measure of control over the assets and operations devoted to the joint venture, and occasions may arise when we do not agree with the business goals and objectives of our partner, or other factors may arise that make the continuation of the relationship unwise or untenable. Any such disagreements or discontinuation of our relationship with the joint venture partner could disrupt our operations, put assets dedicated to the joint venture at risk, or affect the continuity of our business.

Strategic arrangements with joint venture partners could involve risks not otherwise present when we directly manage our operations, including, for example:

●	third parties may share certain approval rights over major decisions within the scope of the relationship;
●	the possibility that these third parties might become insolvent or bankrupt;
●	the possibility that we may incur liabilities as a result of an action taken by one of these third parties;
●	these third parties may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives; and
●

disputes between us and these third parties may result in litigation or arbitration that would increase our expenses, delay or terminate projects and prevent our officers and directors from focusing their time and effort on our business.

If we are unable to resolve issues with a joint venture partner, we may decide to terminate the joint venture and either locate a different partner and continue to work in the area or seek opportunities for our assets in another market. The unwinding of an existing joint venture could prove to be difficult or time-consuming, and the loss of revenue related to the termination or unwinding of a joint venture and costs related to the sourcing of a new partner or the mobilization of assets to another market could adversely affect our financial condition, results of operations or cash flows.

We face a number of risks involving power purchase agreements (“PPAs”) and project-level financing arrangements, including failure or delay in entering into PPAs, defaults by counterparties and contingent contractual terms, all of which could materially and adversely affect our financial condition, results of operations and cash flows.

We may not be able to enter into PPAs for our solar power projects due to intense competition, increased supply of electricity from other sources, reduction in retail electricity prices, changes in government policies or other factors. There is a limited pool of potential buyers for electricity generated by our solar power plants since the transmission and distribution of electricity is either monopolized or highly concentrated in most jurisdictions. The willingness of buyers to purchase electricity from an independent power producer may be based on a number of factors and not solely on pricing and surety of supply. Failure to enter into PPAs on terms favorable to us, or at all, would negatively impact our revenue and our decisions regarding the development of additional power plants. We may experience delays in entering into PPAs for some of our solar power projects or may not be able to replace an expiring PPA with a contract on equivalent terms and conditions, or otherwise at prices that permit operation of the related facility on a profitable basis. Any delay in entering into PPAs may adversely affect our ability to enjoy the cash flows generated by such projects. If we are unable to replace an expiring PPA with an acceptable new PPA, the affected site may temporarily or permanently cease operations, which could materially and adversely affect our financial condition, results of operations and cash flows.

The electric power generated by our solar power projects may be sold under long-term PPAs with public utilities, licensed suppliers or commercial, industrial or government end users. In addition, our future projects may also have long-term PPAs or similar offtake arrangements such as FIT programs. If, for any reason, any of the purchasers of power under our future contracts are unable or unwilling to fulfill their related contractual obligations, they refuse to accept delivery of the power delivered thereunder or they otherwise terminate them prior to their expiration, our assets, liabilities, business, financial condition, results of operations and cash flows could be materially and adversely affected. Further, to the extent any of our future power purchasers are, or are controlled by, governmental entities, our facilities may be subject to legislative or other political action that may impair their contractual performance or contain contractual remedies that do not provide adequate compensation in the event of a counterparty default.

Furthermore, our PPAs may be subject to price adjustments over time. If the price under any of our PPAs is reduced below a level that makes a project economically viable, our financial conditions, cash flow and results of operations could be materially and adversely affected.

Cost increases, delays and other constraints to the availability of sufficient electric transmission capacity could have a significant and negative effect on our ability to develop, acquire and/or sell solar energy projects and therefore a significant and negative effect on our results of operations.

Utility-scale solar energy development depends on the availability of sufficient electricity transmission infrastructure for the delivery of electricity from the solar plant to customers. If transmission infrastructure is inadequate, or if upgrades or other changes are needed to the infrastructure for our power plants to be constructed, interconnected or made operational, or if there are delays in or unforeseen costs associated with such changes, then our solar energy projects, such as those in our ISS Joint Venture portfolio, could be delayed, subjected to increased costs or canceled, which could have a substantial and negative effect on our revenues and therefore on our results of operations.

Changes in current and forecasted electricity price expectations can have a material adverse impact on the value of our solar projects and the level of demand from potential investors and financiers.

While we primarily target solar projects that are backed by fixed price power purchase agreements, we may acquire projects that sell electricity at wholesale market rates from commencement or that have PPAs that expire before the end of a project’s useful life. In these circumstances, our business is exposed to current wholesale electricity prices and expectations of future market electricity prices. In the event that these prices decline, or there is a decrease in market consensus forecasts, the demand for our solar projects and the profitability that they could generate may also decline commensurately, impacting our cash flow and earnings. Fossil fuel sources of electricity, such as natural gas-fired power plants, have traditionally been cheaper than solar power. If we are unable to compete successfully with other providers of electricity, or to enter into competitive PPAs, our cash flow from project sales and results of operations will be negatively affected. Furthermore, demand for PPAs from customers is subject to procurement practices that may change, and which could negatively affect the number or terms of the PPAs that our customers elect to enter into with us.

Certain PPAs that we enter into with government regulated counterparties may be subject to regulatory approval, and such approval may not be obtained or may be delayed, which could result in a detrimental impact on our business.

As a solar energy provider, the PPAs executed by us and/or our subsidiaries, particularly with government regulated counterparties, in connection with the development of certain projects are generally subject to approval by the relevant regulatory authority in the local market. There can be no assurance that any such approval will be obtained, and in certain markets, the regulatory bodies have recently demonstrated a heightened level of scrutiny on solar PPAs that have been brought for approval. If the required approval is not obtained for any particular solar PPA, the PPA counterparty may exercise its right to terminate such agreement, and we may lose invested development capital.

General economic conditions including market interest rate levels could negatively impact project investor demand for our solar projects and our ability to sell them profitably.

Our ability to generate cash flows and earnings relies on project investor demand for our solar projects. An increase in market interest rates in the countries in which we operate is likely to result in our project investors requiring higher rates of return on solar projects that they acquire from us. Rising interest rates in certain important countries in which we operate, such as the U.S. and Australia, have the potential to negatively impact our ability to achieve our earnings or cash flow targets.

Technical, regulatory, and economic barriers to the purchase and use of solar power products may arise that significantly reduce demand for or financial viability of solar power projects, which could have a material adverse effect on our revenues.

Energy and electricity markets are influenced by foreign, federal, state and local laws, rules and regulations. These laws, rules and regulations may affect electricity pricing and electricity generation and could have a substantial impact on the relative cost and attractiveness of solar power compared to other forms of energy generation. In addition, the financial viability and attractiveness of solar power projects heavily depends on equipment prices and laws, rules and regulations that affect solar equipment. For example, trade and local content laws, rules and regulations, such as tariffs on solar panels, can increase the pricing of solar equipment, thereby raising the cost of developing solar projects and reducing the savings and returns achievable by offtakers and investors, and also potentially reducing our margins on our projects. In 2018, for example, new tariffs were imposed in the United States on a range of solar cells and modules manufactured abroad, and we expect that solar power equipment and its installation will continue to be subject to a broad range of federal, state, local and foreign regulations relating to trade, construction, safety, environmental protection, utility interconnection and metering, and related matters. Moreover, the European Union and Chinese governments, among others, have in the past imposed tariffs on solar power equipment, or are in the process of evaluating the imposition of tariffs on solar power equipment. These and any other tariffs or similar taxes or duties may increase the cost of our solar power projects, thereby reducing their attractiveness to investors and customers and worsening our results of operations. Any new regulations or policies pertaining to our solar power projects may result in significant additional expenses to us, which could cause a significant reduction in demand for our solar power projects.

The low commodity price environment, particularly for natural gas and coal, could impact both the size of our project pipeline and our ability to sell solar projects to our investors profitably.

Traditional forms of electricity generation using commodities such as natural gas and coal provide a source of competition for solar electricity. In the current volatile commodity price environment, these traditional forms of generation may be cheaper and more competitive than our solar projects in some cases. Our ability to generate cash flows and earnings relies on our success in sourcing potential solar projects from our project pipeline and selling them profitably to our investors. Increased competition from a prolonged low commodity price environment could impact the number of viable solar projects that we are able to purchase, resulting in a smaller project pipeline. In addition, such an environment could impact the competitiveness of our solar projects and the price at which we can sell them to our investors. This has the potential to negatively impact our ability to achieve our earnings or cash flow targets.

There are a limited number of purchasers of power from utility-scale projects, which exposes us to concentration risk.

A key element of our business is financing the development of utility-scale solar projects. Utility-scale solar projects are large solar energy projects that deliver electricity to utility purchasers, and generally range in size from as small as five megawatts to larger than eighty megawatts in nameplate capacity. In part because of the size of utility-scale solar projects, there are a limited number of possible purchasers for electricity from utility-scale solar projects in a given region. As a result, we may not be able to negotiate favorable terms under new PPAs or find new customers for the electricity generated by our power plants should this become necessary.

Our business depends on the demand for solar energy, which is still driven largely by the availability and size of government and economic incentives that may ultimately be reduced or eliminated.

Solar energy demand continues to be driven mainly by the availability and size of government and economic incentives related to the use of solar power because, currently, the cost of solar power exceeds the cost of power furnished by the electric utility grid in most locations. As a result, government bodies in many countries have historically provided incentives in the form of feed-in-tariffs to solar project developers or customers to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. Most countries, including the U.S., however, have continued to regularly reduce the rates paid to solar power system owners for generating electricity under their respective feed-in-tariff programs, and these scheduled reductions in feed-in tariff rates are expected to continue. Moreover, the value and pricing of Performance Based Incentives (“PBIs”) and Renewable Energy Certificates (“RECs”), as well as the state Public Utilities Commissions (“PUC”) approved PPA rates for utilities (which are frequently higher than electricity rates for electricity generated from other energy sources), are likely to continue to decrease, further reducing the U.S. revenue stream from solar projects. In addition, in the U.S. we rely upon income tax credits and other state incentives for solar energy systems. These government economic incentives could be further reduced or eliminated altogether. In addition, some of these solar program incentives expire, decline over time, are limited in total funding or require renewal of authority. Moreover, certain policy changes that have been announced or suggested by the U.S. government, including the announcement of departure from the Paris Accord for greenhouse gas reduction and the elimination of the U.S. government’s Clean Power Plan, could also have a negative effect on demand for solar energy and other renewable energy technologies, Finally, certain countries have altered, and others may alter, their programs retroactively which would impact our current solar systems. Reductions in, or eliminations or expirations of, governmental incentives could result in decreased viability of our projects and pipeline, which could have a material adverse effect on our business, financial condition or results of operations.

Recent reduction to the U.S. federal income corporate tax rates may reduce the appetite of investors for project investments that are eligible for federal investment tax credit and could therefore have a negative impact on our ability to secure capital at an attractive cost for our United States projects.

Our business in the United States relies on the federal investment tax credit under Section 48 of the Internal Revenue Code (the “Code”). The recent U.S. federal income tax reform enacted under the Tax Cuts and Jobs Act included a substantial reduction to the federal income corporate tax rate.

The reform recently carried out in the United States has significantly reduced tax rates for corporations, which may have a negative effect on the appetite of investors for project investments that are eligible for the federal investment tax credit, and which therefore could have a negative impact on our ability to secure capital at an attractive cost for our United States projects. Such a reduction may diminish the appetite that investors have for utilizing the federal investment tax credit under Section 48 of the Code (the “ITC”). Because investors utilizing the ITC have been an important source of capital for solar energy projects in the US, including our projects, a decrease in investor appetite for utilizing the ITC in solar projects could have a substantial and negative effect on our ability to secure capital at an attractive cost for our United States solar projects.

Existing regulations and policies governing the electric utility industry, as well as changes to these regulations and policies, may adversely affect demand for our projects and services and materially adversely affect our business, financial condition or results of operations.

The market for electricity generation is heavily influenced by local country factors including federal, state and local government regulations and policies concerning the electric utility industry, as well as policies promulgated by public utility commissions and electric utilities. These regulations and policies govern, among other matters, electricity pricing and the technical interconnection of distributed electricity generation to the grid. The regulations and policies also regulate net metering in the U.S., which relates to the ability to offset utility-generated electricity consumption by feeding electricity produced by onsite renewable energy sources, such as solar energy, back into the grid. Purchases of alternative energy, including solar energy, by utility customers could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our solar energy systems. Changes in consumer electricity tariffs or peak hour pricing policies of utilities, including the introduction of fixed price policies, could also reduce or eliminate the cost savings derived from solar energy systems and, as a result, reduce customer demand for our systems. Any such decrease in customer demand could have a material adverse effect on our business, financial condition or results operations.

If solar and related technologies are not suitable for widespread deployment with attractive returns, our results of operations will be negatively affected.

 The solar energy business is still at an early stage of development. If Photovoltaic (“PV”) technology proves unsuitable for widespread adoption, we may be unable to generate sufficient revenue to grow our business profitably. The attractiveness of PV technology is dependent on numerous factors, including: (i) the cost-efficiency and performance of solar-generated electricity compared to other energy sources, such as natural gas, wind, hydroelectric, geothermal and coal; (ii) the regulatory, legal and tax landscape for energy generation, distribution and consumption, which substantially affects the costs and returns associated with use of different energy sources; (iii) the availability or absence of environmental and energy incentives, credits, standards and attributes that seek to promote use of renewable energy technologies; and (iv) the level of competitiveness in the renewable energy industry generally.

Our operations span multiple markets and jurisdictions, exposing us to numerous legal, political, operational and other risks that could negatively affect our operations and profitability.

We continue to explore expansion of our international operations in certain markets where we currently operate and in selected new or developing markets. New markets and developing markets can present many risks including the actions and decisions of foreign authorities and regulators, the imposition of limits on foreign ownership of local companies, changes in laws (including tax laws and regulations) as well as their application or interpretation, civil disturbances and political instability, difficulties in protecting intellectual property, fluctuations in the value of the local currency, restrictions that prevent us from transferring funds from these operations out of the countries in which they operate or converting local currencies we hold into U.S. dollars, British Pounds or other currencies, as well as other adverse actions by foreign governmental authorities and regulators, such as the retroactive application of new requirements on our current and prior activities or operations. Additionally, evaluating or entering into a developing market may require considerable time from management, as well as start-up expenses for market development before any significant revenues and earnings are generated. Operations in new foreign markets may achieve low margins or may be unprofitable, and expansion in existing markets may be affected by local political, economic and market conditions. As we continue to operate our business internationally, our success will depend, in part, on our ability to anticipate and effectively manage these and other related risks. The impact of any one or more of these or other factors could adversely affect our business, financial condition or operating results.

 If we fail to meet changing customer demands, we may lose customers and our sales could suffer.

The industry in which we operate changes rapidly. Changes in our customers’ requirements result in new and more demanding technologies, product specifications and sizes, and manufacturing processes. Our ability to remain competitive will depend upon our ability to develop technologically advanced products and processes. We must continue to meet the increasingly sophisticated requirements of our customers on a cost-effective basis. We cannot be certain that we will be able to successfully introduce, market and cost-effectively source any new products, or that we will be able to develop new or enhanced products and processes that satisfy customer needs or achieve market acceptance. Any resulting loss of customers could have a material adverse effect on our business, financial condition or results of operations.

We may incur unexpected warranty and performance guarantee claims that could materially and adversely affect our financial condition or results of operations.

In connection with our products and services, we may provide various system warranties and/or performance guarantees. While we generally are able to pass through manufacturer warranties we receive from our suppliers to our customers, in some circumstances, our warranty period may exceed the manufacturer’s warranty period or the manufacturer warranties may not otherwise fully compensate for losses associated with customer claims pursuant to the warranty or performance guarantee we provided. For example, most manufacturer warranties exclude many losses that may result from a system component’s failure or defect, such as the cost of de-installation, re-installation, shipping, lost electricity, lost renewable energy credits or other solar incentives, personal injury, property damage, and other losses. In addition, in the event we seek recourse through manufacturer warranties, we will also be dependent on the creditworthiness and continued existence of these suppliers. As a result, warranty or other performance guarantee claims against us could cause us to incur substantial expense to repair or replace defective products in our solar energy systems. Significant repair and replacement costs could materially and negatively impact our financial condition or results of operations, as well divert employee time to remedying such issues. In addition, quality issues can have various other ramifications, including delays in the recognition of revenue, loss of revenue, loss of future sales opportunities, increased costs associated with repairing or replacing products, and a negative impact on our reputation, any of which could also adversely affect our business or operating results.

We face competition in the markets and industry segments in which we operate, which could force us to reduce our prices to retain market share or face losing market share and revenues.

We face competition in the growing renewable energy services market internationally as well as in the critical power services market in Australia from a large number of competitors. In the renewable energy services market our competitors include companies such as Cypress Creek Renewables, LLC, First Solar, Inc., NextEra Energy, Inc. and 8minuteenergy Renewables, LLC in the U.S., and Overland Sun Farming Pty Ltd, Edify Energy Pty Ltd., Maoneng Group and Renew Estate in Australia. In the critical power services market in Australia our competitors include Sulzer, Generator Power, MacFarlane, Wilkenm Hix and Electrospark. Some of our competitors: (i) have substantially more financial, technical, engineering and manufacturing resources than we do to develop products that may compete favorably against our products; (ii) are developing or are currently producing products based on new solar power technologies that may ultimately have costs similar to or lower than our projected costs; (iii) have substantial government-backed financial resources or parent companies with substantially greater depth of resources than available to us; (iv) may have longer and more established operating records than we do; or (v) may have longer operating histories, greater name and brand recognition, access to larger customer bases or financing partners, greater resources and significantly greater economies of scale than we do. In addition, some of our competitors may have stronger relationships or may enter into exclusive relationships with some of the key distributors or system integrators to whom we sell our products. As a result, they may be able to respond more quickly to changing customer demands or devote greater resources to the development, promotion and sales of their products. Some of our competitors have more diversified product offerings, which may better position them to withstand a decline in demand for solar power products. In addition, new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share. If we fail to compete successfully, our business will suffer and we may not be able to maintain or increase our market share.

We expect that our competitors will continue to improve their ability to develop, invest in, and sell solar energy projects, and our failure to compete effectively could have a material adverse effect on our business, financial condition or results of operations. We may need to reduce our prices to respond to aggressive pricing by our competitors in order to retain or gain market share or undertake other measure to increase the competitiveness of our products or services, which could have a material adverse effect on our business, financial condition or results of operations.

Our solar projects may underperform expected levels due to a variety of factors including sunlight and other weather conditions, which could materially and adversely affect our results of operations.

The productivity, and therefore the results, of our operating solar projects may be lower than expected due to fewer than expected sunlight hours, power conversion, or adverse weather events, among other factors. This underperformance could adversely affect the attractiveness of our projects to potential buyers and may result in our business not achieving expected financial returns on investment.

We may have liabilities and obligations under management services agreements that we enter into with our customers, which could have a detrimental financial impact on us if enforced.

We provide ongoing solar system and project management services for our customers and co-investors under management services agreements. Under the terms of these agreements, many of which are long-term, we have certain liabilities and obligations which could be enforced in the event of a breach of our responsibilities. If called, some of these obligations and liabilities could be material and negatively affect our results of operations or financial position.

A failure to obtain change of control consents from counterparties when selling projects to investors could materially impact the results of our operations.

Our profitability relies in part on our ability to continue to transfer projects to other investors. Certain project agreements and non-recourse project financing documents require counterparty consent to a change of project or solar system ownership. If such consents cannot be obtained on reasonable terms, or at all, our ability to invest capital and generate earnings and cash flows will be materially diminished, adversely impacting the results of our operations and future growth prospects.

 We have a limited history in the development and sale of solar projects and, as a result, we may not be successful developing projects profitability resulting in losses on investment in whole or in part.

We have limited experience in the development and sale of solar assets. The Company has successfully developed and sold two solar projects to date in the U.S., each of which commenced operation in 2017. In Australia, the Company sold 84 operating solar projects between 2017 and 2019. Our prospects of successfully completing the projects currently under development within the ISS Joint Venture and in Australia must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of operation, particularly in a rapidly evolving industry such as ours. We cannot assure you that we will be successful in addressing the risks we may encounter and our failure to do so could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our Australian critical power services workforce may become unionized resulting in higher cost of operation and reduced labor efficiency.

Part of our workforce is currently unionized. The critical power services business in Australia represents the largest proportion of our workforce, which includes 160 operational personnel, or 97% of our total workforce as of June 30, 2020. This part of our business operates in the Hunter Valley region of Australia whose economy is predominately driven by the mining industry and many businesses in the area are unionized. In periods of strong growth and activity in the mining sector, such as has been experienced over the past four years, the labor market usually becomes extremely competitive, which may entice our workforce to seek collective bargaining through union representation. Unionization of our critical power services workforce could result in additional costs for industrial relations, legal and consulting services, higher labor rates, new requirements for additional employment benefits, more restrictive overtime rules, and less flexible work scheduling, all of which could result in a significant increase in the cost of labor and the requirement for additional labor to maintain existing productivity. Should this occur, it could have a material adverse effect on our business, financial condition or results of operation.

Aside from the ownership of certain trademarks for VivoPower and our subsidiary J.A. Martin, we do not have material ownership of any other intellectual property. Our lack of ownership and inability to protect our intellectual property could adversely affect our business. The intellectual property that we currently own may not cover all aspects of our business or all relevant geographical territories, might be encumbered with third party interests, and might not remain valid and in force at all times during our business. We may also be subject to intellectual property rights claims by third parties, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

The lack of adequate protection for our proprietary rights could result in, for example, our competitors offering similar solar technology services more quickly than anticipated, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue which would adversely affect our business prospects, financial condition and operating results. Our success depends, at least in part, on our ability to protect our core technology and intellectual property. We rely on intellectual property laws, primarily a trade secret and trademark laws in the U.S., as well as license agreements and other contractual provisions, to protect our the associated brand. We cannot be certain that our agreements and other contractual provisions will not be breached, including a breach involving the use or disclosure of our know-how, or that adequate remedies will be available in the event of any breach.

We cannot be certain our products and our business do not or will not violate the intellectual property rights of a third party. Third parties, including our competitors, may own patents or other intellectual property rights that cover aspects of our business methods. Such parties may claim we have misappropriated, misused, violated or infringed third-party intellectual property rights and if we gain greater recognition in the market, we face a higher risk of being the subject of claims we have violated others' intellectual property rights. Any claim we violated a third party's intellectual property rights, whether with or without merit, could be time-consuming, expensive to settle or litigate and could divert our management's attention and other resources, all of which could adversely affect our business, results of operations, financial condition and cash flows. We also may be prohibited from using the relevant intellectual property during the pendency of the dispute. If we do not successfully settle or defend an intellectual property claim, we could be liable for significant monetary damages and could be prohibited from continuing to use certain technology, business methods, content or brands. To avoid an injunction, we could seek a license from third parties, which could require us to pay significant royalties, increasing our operating expenses. If a license is not available at all or not available on commercially reasonable terms, we may be required to develop or license a non-violating alternative, either of which could adversely affect our business, results of operations, financial condition and cash flows.

Our brand and reputation are key assets of our business, and if our brand or reputation is damaged, our business and results of operations could be materially adversely affected.

If we fail to deliver our solar products or power service within the planned timelines and contracted obligations, or our products and services do not perform as anticipated, or if we materially damage any of our clients’ properties, or cancel projects, our brand name and reputation could be significantly impaired, which could materially adversely affect our business and results of operations.

We are exposed to foreign currency exchange risks because certain of our operations are located in foreign countries.

We generate revenues and incur costs in a number of currencies. Changes in economic or political conditions in any of the countries in which we operate could result in exchange rate movement, new currency or exchange controls or other restrictions being imposed on our operations or expropriation. Because our financial results are reported in U.S. dollars, if we generate revenue or earnings in other currencies, the translation of those results into U.S. dollars can result in a significant increase or decrease in the amount of those revenues or earnings.

From time to time, we may become involved in costly and time-consuming litigation and other regulatory proceedings, which require significant attention from our management.

In addition to potential litigation related to defending our intellectual property rights, we may be named as a defendant from time to time in other lawsuits and regulatory actions relating to our business, some of which may claim significant damages.

For example, as discussed in Item 8. Financial Information – A. Consolidated Statements and Other Financial information – Legal Proceedings of our Annual Report on Form 20-F for the year ended June 30, 2020, on February 26, 2018, Philip Comberg, formerly Chief Executive Officer and formerly a member of the Board of Directors of VivoPower, filed a claim in the High Court of Justice Queen’s Bench Division in the U.K. against VivoPower and a subsidiary, VivoPower International Services Limited (“VISL”). The claim is in respect of payments alleged to be due to Mr. Comberg, damages, and restitution in relation to services allegedly rendered by Mr. Comberg, interest and costs. In particular, Mr. Comberg claims VISL committed a repudiatory breach of Mr. Comberg’s service agreement with VISL in connection with the termination of Mr. Comberg’s employment in October 2017, and claims as damages amounts including £615,600 in unpaid amounts allegedly relating to the notice period under the service agreement, £540,000 relating to shares of stock in VivoPower that Mr. Comberg alleges were not delivered to him but were due, and, inter alia, amounts relating to bonuses alleged to be due, fees relating to services Mr. Comberg claims he provided, as well as interest and costs (collectively, the “Comberg Claims”).

On April 9, 2018, VivoPower and VISL filed a defense and counterclaims against Mr. Comberg. In the defense, VivoPower and VISL denied that a repudiatory breach was committed by VISL and denied the other Comberg Claims and asserted that Mr. Comberg was terminated for cause and/or by the acceptance on the part of VISL of Mr. Comberg’s own repudiatory breach of Mr. Comberg’s service agreement. VivoPower and VISL also filed counterclaims against Mr. Comberg alleging that Mr. Comberg had mismanaged the Company, misrepresented information to the VivoPower Board, and failed to report his own wrongdoing in breach of his services agreement and fiduciary duties to VivoPower and VISL.

On November 26, 2018, VivoPower and VISL agreed to a settlement of the counterclaims for an undisclosed amount. Following aborted attempts at settlement with respect to Mr. Comberg's claim, the matter was heard in the U.K. High Court in March 2020. On September 11, 2020, the U.K. High Court handed down a judgment on the case, in which the Company was partially successful, and the majority of Mr. Comberg’s claims were dismissed. The U.K. High Court also concluded that Mr. Comberg will be entitled to some damages for wrongful dismissal for loss of salary (subject to mitigation), but not including any loss of bonus. The damages also include loss of Omnibus/EIS shares, but such damages are limited by the number of shares and their value. In addition, there will be a judgment for Mr. Comberg for Deferred Remuneration and Mr. Comberg will be entitled to his October 2017 salary payment. The parties have been asked by the U.K High Court to express in money terms the effect of the various findings, and rulings on these matters remain outstanding.

In addition to the foregoing litigation, we may be subject in the future to, or may file ourselves, claims, lawsuits or arbitration proceedings related to matters in tort or under contracts, employment matters, securities class action lawsuits, whistleblower matters, tax authority examinations or other lawsuits, regulatory actions or government inquiries and investigations. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on our business and financial position, results of operations or cash flows or limit our ability to engage in certain of our business activities. In addition, regardless of the outcome of any litigation or regulatory proceedings, such proceedings are often expensive, lengthy, disruptive to normal business operations and require significant attention from our management.

We operate in a number of different countries and could be adversely affected by any violations of the U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act 2010 (“U.K. Bribery Act”), and other anti-bribery laws, rules and regulations.

The FCPA generally prohibits companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. We are also subject to other anti-bribery laws, some of which prohibit improper payments to government and non-government persons and entities. Some (e.g., the FCPA and the U.K. Bribery Act) extend their application to activities outside of their country of origin. The U.K. Bribery Act also includes a corporate offence of failure to prevent a bribe being paid to obtain or retain business advantage, which can make a commercial organization criminally liable for bribes paid by any persons associated with it, without fault on the part of the organization. Although we have implemented policies and procedures designed to promote and enable compliance with these anti-bribery laws, our employees, agents, partners and contractors may take actions in violation of such policies and procedures and anti-bribery laws. Any such violation, even if prohibited by our policies, could subject us and such persons to criminal and/or civil penalties or other sanctions, which could have a material adverse effect on our reputation and results of operations.

We are subject to the U.K. Bribery Act, the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as export control laws, import and customs laws, trade and economic sanctions laws and other laws governing our operations.

Our operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010, or the Bribery Act, the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. §201, the U.S. Travel Act, and other anti-corruption laws that apply in countries where we do business. The Bribery Act, the FCPA and these other laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage.

Under the Bribery Act, we may also be liable for failing to prevent a person associated with us from committing a bribery offense. We and those acting on our behalf operate in a number of jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we participate in collaborations and relationships with third parties whose corrupt or illegal activities could potentially subject us to liability under the Bribery Act, FCPA or local anticorruption laws, even if we do not explicitly authorize or have actual knowledge of such activities. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted. Furthermore, compliance with the Bribery Act, the FCPA and these other laws is expensive and difficult, particularly in countries in which corruption is a recognized problem.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United States and the U.K., and authorities in the European Union, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws.

There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the Bribery Act, the FCPA and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control laws by United States, U.K. or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition. Further, the failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting.

If we are unable to maintain effective internal controls over financial reporting or effective disclosure controls and procedures, or if material weaknesses in our internal controls over financial reporting or in our disclosure controls and procedures develop, it could negatively affect the reliability or timeliness of our financial reporting and result in a reduction of the price of our ordinary shares or have other adverse consequences.

There can be no assurance that our internal controls or our disclosure controls and procedures will provide adequate control over our financial reporting and disclosures and enable us to comply with the requirements of the Sarbanes-Oxley Act. In addition, carrying out our growth plan may require our controls and procedures to become more complex and may exert additional resource requirements in order for such controls and procedures to be effective. Any material weaknesses in our internal controls over financial reporting, or in our disclosure controls and procedures, may negatively affect the reliability or timeliness of our financial reporting and could result in a decrease in the price of our ordinary shares, limit our access to capital markets, harm our liquidity or have other adverse consequences.

Our future success depends on our ability to retain our chief executive officer and other key executives.

We are highly dependent on Kevin Chin, our President and Chief Executive Officer, and other principal members of our management team. Although we have formal employment agreements with each of our executive officers, these agreements do not prevent our executives from terminating their employment with us at any time. We do not maintain “key person” insurance on any of our executive officers. The unplanned loss of the services of any of these persons could materially impact our business and results of operations.

The success of our company is heavily dependent on the continuing services of key personnel and retention of additional personnel.

Our industry is characterized by intense competition for personnel. The success of our company is highly dependent on the contributions of executives and other key personnel, and if we were to lose the contributions of any such personnel, it could have a negative impact on our business and results of operations. Moreover, our growth plan will require us to hire additional personnel in the future. If we are not able to attract and retain such personnel, our ability to realize our growth objectives will be compromised. In addition, talented employees may choose to leave the company because of our cost reduction initiatives. When talented employees leave, we may have difficulty replacing them and our business may suffer. While we strive to maintain our competitiveness in the marketplace, there can be no assurance that we will be able to successfully retain and attract the employees that we need to achieve our business objectives.

We are subject to a substantial range of requirements as a public company, which impose significant demands on the time and resources of our company and executive personnel.

As a public company listed on The Nasdaq Stock Market (“Nasdaq”), we are subject to a wide range of legal and regulatory requirements, including the Securities Act Exchange of 1934, as amended, and the rules and regulations thereunder, as well as the requirements of Nasdaq, in addition to other applicable securities laws. Maintaining compliance with these requirements is expensive and time-consuming, has imposed substantial and ongoing costs on our business and can divert the attention and time of our executive personnel from our operating activities, which could have negative impacts on our business and results of operations. In addition, director and officer liability insurance for public companies is expensive and in the future, we may be required to accept reduced coverage or incur significantly higher costs to maintain similar coverage, which could make it more difficult for us to attract and retain qualified directors or executive personnel.

Seasonal variations in demand linked to construction cycles and weather conditions may influence our results of operations.

Our business is subject to seasonal variations in demand linked to construction cycles and weather conditions. Demand for solar power products and services from some countries may also be subject to significant seasonality due to adverse weather conditions that can complicate the installation of solar power systems and negatively impact the construction schedules of solar power projects. Seasonal variations could adversely affect our results of operations and make them more volatile and unpredictable.

General global economic conditions may have an adverse impact on our operating performance and results of operations.

The demand for solar power products and services is influenced by macroeconomic factors, such as global economic conditions, demand for electricity, supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry, the solar and other alternative energy industries and the environment. As a result of global economic conditions, some governments may implement measures that reduce the FITs and other subsidies designed to benefit the solar industry. During 2017, 2018 and 2019, a decrease in solar power tariffs in many markets placed downward pressure on the price of solar systems in those and other markets. In addition, reductions in oil and coal prices may reduce the demand for and the prices of solar power products and services. Our growth and profitability depend on the demand for and the prices of solar power products and services. If we experience negative market and industry conditions and demand for solar power projects and solar power products and services weakens as a result, our business and results of operations may be adversely affected.

Our future business depends in part on our ability to make strategic acquisitions, investments and divestitures and to establish and maintain strategic relationships, and our failure to do so could have a material and adverse effect on our market penetration and revenue growth.

We frequently look for and evaluate opportunities to acquire other businesses, make strategic investments or establish strategic relationships with third parties to improve our market position or expand our products and services. When market conditions permit and opportunities arise, we may also consider divesting part of our current business to focus management attention and improve our operating efficiency. Investments, strategic acquisitions and relationships with third parties could subject us to a number of risks, including risks associated with integrating their personnel, operations, services, internal controls and financial reporting into our operations as well as the loss of control of operations that are material to our business. If we divest any material part of our business, we may not be able to benefit from our investment and experience associated with that part of the business and may be subject to intensified concentration risks with less flexibility to respond to market fluctuations. Moreover, it could be expensive to make strategic acquisitions, investments, divestitures and establish and maintain relationships, and we may be subject to the risk of non-performance by a counterparty, which may in turn lead to monetary losses that materially and adversely affect our business. We cannot assure you that we will be able to successfully make strategic acquisitions and investments and successfully integrate them into our operations or make strategic divestitures or establish strategic relationships with third parties that will prove to be effective for our business. Our inability to do so could materially and adversely affect our market penetration, our revenue growth and our profitability.

In light of our recently announced entry into a definitive agreement to acquire Tembo 4x4 e-LV B.V., our future growth and success is dependent upon the market acceptance of, and we are subject to an elevated risk of any reduced demand for, new zero-emission specialist battery-electric and off-road vehicles in the mining, government services, game safari and humanitarian aid sectors.

In light of recently announced entry into a definitive agreement to acquire Tembo 4x4 e-LV B.V. (“Tembo”), our future growth is dependent upon the market acceptance of, and we are subject to an elevated risk of any reduced demand for, new zero-emission specialist battery-electric and off-road vehicles in the mining, government services, game safari and humanitarian aid sectors.  If this market does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be harmed and we may need to raise additional capital. This market is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. Factors that may influence the market acceptance of new zero-emission vehicles, and the conversion of existing vehicles to zero-emission electric vehicles include:

•     perceptions about zero-emission electric vehicle quality, safety design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of any electric vehicle;

•     perceptions about the limitations in the technology resulting in a limited range over which zero-emission electric vehicles may be driven on a single battery charge (increases in distance requires additional batteries, which increases weight, and, at some point, too much weight diminishes the additional distance being sought before requiring a charge);

•     perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technology;

•     the availability of alternative fuel vehicles, including competitive vehicles and improvements in the fuel economy of the internal combustion engine may cause a slow-down in the demand to switch to zero-emission electric vehicles;

•     the availability of service for zero-emission electric vehicles;

•     the environmental consciousness of owners of diesel- and gasoline-powered buses, truck and other fleet vehicles;

•     changes in the cost of oil and gasoline;

•     government regulations and economic incentives, including a change in the administrations and legislations of federal and state governments, promoting fuel efficiency and alternate forms of energy;

•     access to charging stations both public and private, standardization of electric vehicle charging systems and perceptions about convenience and cost to charge an electric vehicle;

•     the availability of tax and other governmental incentives and rebates to purchase and operate electric vehicles or future regulation requiring increased use of zero-emission or hybrid vehicles;

•     perceptions about and the actual cost of alternative fuel; and

•     macroeconomic factors.

Additionally, we have limited experience in introducing new products, as we commenced production and deliveries of our products within the most recent two years. To the extent that we are not able to build our products in accordance with customer expectations, our future sales could be harmed.  We may also become subject to regulations that require us to alter the design of Tembo’s vehicles, which could negatively impact interest in our products.

The influence of any of the factors described above may cause current or potential customers not to purchase Tembo’s electric vehicles, which would materially adversely affect our business, operating results, financial condition and prospects.

If we are unable to make acquisitions on economically acceptable terms, our future growth would be limited, and any acquisitions we may make may reduce, rather than increase, our cash flows.

We may make acquisitions of solar energy systems and related businesses and joint ventures. The consummation and timing of any future acquisitions will depend upon, among other things, whether we are able to:

●	identify attractive acquisition candidates;
●	negotiate acceptable purchase agreements;
●	obtain any required governmental or third party consents;
●	obtain financing for these acquisitions on economically acceptable terms, which may be more difficult at times when the capital markets are less accessible; and
●	outbid any competing bidders.

Additionally, any acquisition involves potential risks, including, among other things:

●	mistaken assumptions about assets, revenues and costs of the acquired company, including synergies and potential growth;
●	an inability to secure adequate customer commitments to use the acquired systems or facilities;
●	an inability to successfully integrate the assets or businesses we acquire;
●	coordinating geographically disparate organizations, systems and facilities;
●	the assumption of unknown liabilities for which we are not indemnified or for which our indemnity is inadequate;
●	mistaken assumptions about the acquired company's suppliers or dealers or other vendors;
●	the diversion of management's and employees' attention from other business concerns;
●	unforeseen difficulties operating in new geographic areas and business lines;
●	customer or key employee losses at the acquired business; and
●	poor quality assets or installation.

If we consummate any future acquisitions, our capitalization, results of operations and future growth may change significantly and our shareholders will not have the opportunity to evaluate the economic, financial and other relevant information we will consider in deciding to engage in these future acquisitions, which may not improve our results of operations or cash flow to the extent we projected.

Risks related to ownership of our ordinary shares

We cannot assure you that our ordinary shares will always trade in an active and liquid public market. In addition, at times trading in our ordinary shares on Nasdaq has been highly volatile with significant fluctuations in price and trading volume, and such volatility and fluctuations may continue to occur in the future. Low liquidity, high volatility, declines in our stock price or a potential delisting of our ordinary shares may have a negative effect on our ability to raise capital on attractive terms or at all and may cause a material adverse effect on our operations.

The market price of our ordinary shares may be influenced by many factors, many of which are beyond our control, including those described above in “Risks Related to our Business and Operations.” As a result of these and other factors, investors in our ordinary shares may not be able to resell their shares at or above the price they paid for such shares or at all. The market price of our ordinary shares has frequently been highly volatile and has fluctuated in a wide range. The liquidity of our ordinary shares as reflected in daily trading volume on Nasdaq has usually been low. As of October 15, 2020, the trading price of our ordinary shares on Nasdaq was $8.98 per share. At certain points in the past year, the trading price of our ordinary shares on Nasdaq has fallen below $1.00 per share. If the trading price of our ordinary shares was to fall below $1.00 for a sustained period, we may not be able to meet Nasdaq’s continued listing standards in the future. Low liquidity, high volatility, declines in our stock price or potential delisting of our ordinary shares may have a material adverse effect on our ability to raise capital on attractive terms or at all and a material adverse effect on our operations.

The accounting treatment for many aspects of our business is complex and any changes to the accounting interpretations or accounting rules governing our business could have a material adverse effect on our reported results of operations and financial results.

The accounting treatment for many aspects of our business is complex, and our future results could be adversely affected by changes in the accounting treatment applicable to our business. In particular, any changes to the accounting rules regarding the following matters may require us to change the manner in which we operate and finance our business:

●	revenue recognition and related timing;
●	intercompany contracts;
●	operation and maintenance contracts;
●	joint venture accounting, including the consolidation of joint venture entities and the inclusion or exclusion of their assets and liabilities on our balance sheet;
●	long-term vendor agreements; and
●	foreign holding company tax treatment.

We make estimates and assumptions in connection with the preparation of our consolidated financial statements, and any changes to those estimates and assumptions could have a material adverse effect on our reported results of operations.

In connection with the preparation of our consolidated financial statements included in Item 17. Financial Statements of our Annual Report on Form 20-F for the year ended June 30, 2020, we use certain estimates and assumptions, which are more fully described in Notes 2 and 3 of the financial statements filed as part of our Annual Report on Form 20-F for the year ended June 30, 2020, starting on page F-1. The estimates and assumptions we use in the preparation of our consolidated financial statements affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Changes in accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates. While we believe that these estimates and assumptions are reasonable under the circumstances, they are subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material adverse effect on our financial statement presentation, financial condition, results of operations and cash flows, any of which could cause our share price to decline.

Future sales of our ordinary shares may depress our share price.

Future sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the price of our ordinary shares and could impair our ability to raise capital through the sale of additional shares. Furthermore, the market price of our ordinary shares could drop significantly if our executive officers, directors, or certain large shareholders sell their shares, or are perceived by the market as intending to sell them.

The market price of our shares may be significantly, and negatively, affected by factors that are not in our control.

The market price of our shares may vary significantly and may be significantly, and negatively, affected by factors that we do not control. Some of these factors include: variance and volatility in global markets for equity and other assets; changes in legal, regulatory or tax-related requirements of governmental authorities, stock exchanges, or other regulatory or quasi-regulatory bodies; the performance of our competitors; and the general availability and terms of corporate and project financing.

Our largest shareholder has substantial influence over us and its interests may conflict with or differ from interests of other shareholders.

Our largest shareholder (collectively with its affiliates and subsidiaries, the “Significant Shareholder”) owned approximately 60.3% of our outstanding ordinary shares at June 30, 2020 Accordingly, the Significant Shareholder exerts substantial influence over the election of our directors, the approval of significant corporate transactions such as mergers, tender offers, and the sale of all or substantially all of our assets, the adoption of equity compensation plans, and all other matters requiring shareholder approval. The interests of the Significant Shareholder could conflict with or differ from interests of other shareholders. For example, the concentration of ownership held by the Significant Shareholder could delay, defer, or prevent a change of control of the Company or impede a merger, takeover, or other business combination, which other shareholders may view favorably.

We are a holding company whose material assets consist of our holdings in our subsidiaries, upon whom we are dependent for distributions.

We are a holding company whose material assets consists of our holdings in our subsidiaries. We do not have independent sources of revenue generation. Although we intend to cause our subsidiaries to make distributions to us in an amount necessary to cover our obligations, expenses, taxes and any dividends we may declare, if one or more of our operating subsidiaries became restricted from making distributions under the provisions of any debt or other agreements or applicable laws to which it is subject, or is otherwise unable to make such distributions, it could have a material adverse effect on our financial condition and liquidity.

Changes to our tax liabilities or changes to tax requirements in the jurisdictions in which we operate could significantly, and negatively, affect our profitability.

We are subject to income taxes and potential tax examinations in various jurisdictions, and taxing authorities may disagree with our interpretations of U.S. and foreign tax laws and may assess additional taxes. The taxes ultimately paid upon resolution of such examinations could be materially different from the amounts previously included in our income tax provision, which could have a material impact on our profitability and cash flow. Moreover, changes to our operating structure, losses of tax holidays, changes in the mix of earnings in countries with tax holidays or differing statutory tax rates, changes in tax laws, and the discovery of new information in the course of our tax return preparation process could each have a negative impact on our tax burden and therefore our financial condition. Changes in tax laws or regulations may also increase tax uncertainty and adversely affect our results of operations.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we collect and store sensitive data, and intellectual property and proprietary business information owned or controlled by ourselves or our customers. This data encompasses a wide variety of business-critical information including research and development information, commercial information, and business and financial information. We face four primary risks relative to protecting this critical information: loss of access; inappropriate disclosure; inappropriate modification; and inadequate monitoring of our controls over the first three risks.

The secure processing, storage, maintenance, and transmission of this critical information is vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take measures to protect sensitive information from unauthorized access or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers or viruses, breaches, interruptions due to employee error, malfeasance, lapses in compliance with privacy and security mandates, or other disruptions. Any such breach or interruption could compromise our networks and the information stored there could be accessed by unauthorized parties, publicly disclosed, lost, or stolen.

Any such security breach or interruption, as well as any action by us or our employees or contractors that might be inconsistent with the rapidly evolving data privacy and security laws and regulations applicable within the United States and elsewhere where we conduct business, could result in enforcement actions by U.S. states, the U.S. federal government or foreign governments, liability or sanctions under data privacy laws that protect personally identifiable information, regulatory penalties, other legal proceedings such as but not limited to private litigation, the incurrence of significant remediation costs, disruptions to our development programs, business operations and collaborations, diversion of management efforts and damage to our reputation, which could harm our business and operations. Because of the rapidly moving nature of technology and the increasing sophistication of cybersecurity threats, our measures to prevent, respond to and minimize such risks may be unsuccessful.

In addition, the European Parliament and the Council of the European Union adopted a comprehensive general data privacy regulation, or GDPR, in 2016 to replace the current European Union Data Protection Directive and related country-specific legislation. The GDPR took effect in May 2018 and governs the collection and use of personal data in the European Union. The GDPR, which is wide-ranging in scope, will impose several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, the security and confidentiality of the personal data, data breach notification and the use of third party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the European Union to the United States, enhances enforcement authority and imposes large penalties for noncompliance, including the potential for fines of up to €20 million or 4% of the annual global revenues of the infringer, whichever is greater. While we have taken steps to comply with the GDPR, including such as reviewing our security procedures and entering into data processing agreements with relevant contractors, we cannot assure you that our efforts to remain in compliance will be fully successful.

Further, unauthorized access, loss or dissemination of sensitive information could also disrupt our operations, including our ability to conduct research and development activities, process and prepare company financial information, manage various general and administrative aspects of our business and damage our reputation, any of which could adversely affect our reputation and our business. In addition, there can be no assurance that we will promptly detect any such disruption or security breach, if at all. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our products could be delayed.

Changes in, or any failure to comply with, privacy laws, regulations, and standards may adversely affect our business.

The regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Governmental bodies around the world have adopted, and may in the future adopt, laws and regulations affecting data privacy. Industry organizations also regularly adopt and advocate for new standards in this area. In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that apply to us. Any changes in such laws, regulations or standards may result in increased costs to our operations, and any failure by us to comply with such laws, regulations and standards may have a significant and negative impact on our business or reputation.

As a foreign private issuer under the rules and regulations of the SEC, we are exempt from a number of rules under the U.S. securities laws that apply to U.S.-based issuers and are permitted to file less information with the SEC than such companies.

We are a “foreign private issuer” under the rules and regulations of the SEC. As a result, we are not subject to all of the disclosure requirements applicable to U.S.-based issuers. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that impose disclosure and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to securities registered under the Exchange Act. In addition, we are not required to file periodic reports and consolidated financial statements with the SEC as frequently or as promptly as U.S.-based public companies. As a result, there may be less publicly available information concerning our company than there is for U.S.-based public companies. Furthermore, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules.

U.S. holders of our shares could be subject to material adverse tax consequences if we are considered a “passive foreign investment company” for U.S. federal income tax purposes.

We do not believe that we are a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, and we do not expect to become a PFIC. However, the determination of whether we are a currently, or may become in the future, a PFIC, depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Because that factual determination is made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable years.

If we are a PFIC, U.S. holders of our ordinary shares would be subject to adverse U.S. federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. A U.S. holder of our ordinary shares may be able to mitigate some of the adverse U.S. federal income tax consequences described above with respect to owning the ordinary shares if we are classified as a PFIC, provided that such U.S. investor is eligible to make, and validly makes, a “mark-to-market” election. In certain circumstances a U.S. Holder can make a “qualified electing fund” election to mitigate some of the adverse tax consequences described with respect to an ownership interest in a PFIC by including in income its share of the PFIC’s income on a current basis. However, we do not currently intend to prepare or provide the information that would enable a U.S. Holder to make a qualified electing fund election.

Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our ordinary shares. For more information related to classification as a PFIC, see Certain Material U.S. Federal Income Tax Considerations -- Passive Foreign Investment Company Considerations.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. In the future, we would lose our foreign private issuer status if we failed to meet the requirements set forth in Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”). If we were to lose our status as a foreign private issuer, we would become subject to the regulatory and compliance costs associated with being a U.S. domestic issuer under U.S. securities laws, rules and regulations and stock exchange requirements, which costs may be significantly greater than costs we incur as a foreign private issuer. We would be required under current SEC rules to prepare our consolidated financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers; these requirements would be additional to, and not in place of, those under U.K. law to prepare consolidated financial statements under IFRS and comply with applicable U.K. corporate governance laws. If we do not qualify as a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. Such conversion and modifications will involve additional costs, both one-off in nature on conversion and ongoing costs to meet reporting in both U.S. GAAP and IFRS, which would reduce our operating profit. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers. Therefore, the additional costs that we would incur if we lost our foreign private issuer status could have a significant and negative impact on our financial condition, operating results or cash flows.

U.S. investors may have difficulty enforcing civil liabilities against our Company, our directors or members of senior management and the experts named in our Annual Report on Form 20-F for the year ended June 30, 2020.

Most of our directors and the experts named in our Annual Report on Form 20-F for the year ended June 30, 2020 are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. There may be doubt as to whether the courts of England and Wales would accept jurisdiction over and enforce certain civil liabilities under U.S. securities laws in original actions or enforce judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere are likely to be unenforceable in England and Wales (an award for monetary damages under the U.S. securities laws may be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and appears to be intended to punish the defendant). The enforceability of any judgment in England and Wales will depend on a number of criteria, including public policy, as well as the laws and treaties in effect at the time. The United States and the U.K. do not currently have any treaties providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.

As an “emerging growth company” under the Jump Start Our Business Startups Act of 2012 (the “JOBS Act”), we are permitted to rely on exemptions from certain disclosure requirements, which could make our ordinary shares less attractive to investors.

We qualify as an “emerging growth company” as defined in the JOBS Act. For as long as we are deemed an emerging growth company, we may be exempt from certain reporting and other regulatory requirements that are applicable to other U.S. public companies. Subject to certain conditions set forth in the JOBS Act, if we choose to rely on such exemptions, we may not be required to, among other things: (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act; (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); or. (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of our chief executive officer’s compensation to median employee compensation. We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act or such earlier time that we cease to be an emerging growth company. We cannot predict if investors will view our ordinary shares as less attractive because we may rely on these exemptions. If some investors find our ordinary shares to be less attractive, there may be a less active trading market for our ordinary shares, which could materially and adversely affect the price and the liquidity of our ordinary shares.

We face risks related to natural disasters, health epidemics, such as COVID-19, and other catastrophes, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters or other catastrophes, such as earthquakes, fire, floods, hail, windstorms, severe weather conditions, environmental accidents, power loss, communications failures, explosions, terrorist attacks and similar events. Our business could also be materially and adversely affected by public health emergencies, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, the 2019 novel coronavirus or other local health epidemics in the U.S., U.K., Australia and other regions we currently or may in the future operate in, and global pandemics. If any of our employees is suspected of having contracted any contagious disease, we may, under certain circumstances, be required to quarantine those employees and the affected areas of our operations. As a result, we may have to temporarily suspend part or all of our facilities. Furthermore, authorities may impose restrictions on travel and transportation and implement other preventative measures in affected regions to deal with the catastrophe or emergency, which may lead to the temporary closure of our facilities and declining economic activity at large. A prolonged outbreak of any health epidemic or other adverse public health developments could have a material adverse effect on our business operations.

In early February 2020, the World Health Organization declared the outbreak of novel coronavirus, or COVID-19, a Public Health Emergency of International Concern. In an effort to limit the spread of the disease, the Australian and U.S. authorities took various emergency measures, including implementing travel bans, closing factories and businesses, and placing quarantine restrictions on high-risk areas. These measures prevented many of our employees from going to work for several weeks during the first quarter of 2020, which adversely impacted our business operations during that time. Many employees in the critical power services businesses were stood down and some roles were made redundant to cope with the sharp collapse in demand. While the majority of our employees have since resumed their normal working functions, any further outbreaks resulting in prolonged deviations from normal daily operations could further negatively impact our business. Due to the widespread nature and severity of COVID-19 as well as the measures taken to limit its spread, the U.S. and Australian economies have been adversely impacted in the first quarter of 2020 and beyond. Further, the spread of COVID-19 has caused severe disruptions in Australia and the U.S. and global economies and financial markets and could potentially create widespread business continuity issues of an as-yet unknown magnitude and duration. To the extent that COVID-19 or any health epidemic harms the Australian, U.S. and global economies in general, our results of operations could be adversely affected.

We currently report our financial results under IFRS, which differs in certain significant respects from U.S. GAAP.

We report our financial statements under IFRS. There have been and there may in the future certain significant differences between IFRS and U.S. GAAP, including but not limited to differences related to revenue recognition, share-based compensation expense, income tax, impairment of long-lived assets and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under English law. The rights of holders of ordinary shares are governed by English law, including the provisions of the Companies Act 2006, and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. Pursuant to the Companies Act 2006, before rights to subscribe for shares are granted, the directors must have in place the relevant shareholder authorities to allot the shares. In addition, shareholders are required to disapply pre-emption rights in respect of shares to be allotted as a result of such rights to subscribe. There is no requirement to seek such authority where awards are made pursuant to an “employees’ share scheme” however, where awards are made to non-employees those will not be made pursuant to an employees’ share scheme. When awards of Restricted Stock Units were awarded to non-employees in April 2020 and June 2020 pursuant to the VivoPower International Plc 2017 Omnibus Incentive Plan, it was not the intention of the board to satisfy those awards using newly issued shares and therefore it was considered that they were not “rights to subscribe for shares”. Consequently, the directors consider that no such shareholder approvals were required, however, it was always a possibility that the awards could be satisfied using newly issued shares (despite that not being in the contemplation of the directors at the relevant time, for commercial reasons). The Company will however take steps to seek ratification in relation to the allotment. See “Issued Share Capital—Differences in Corporate Law”, for a description of the principal differences between the provisions of the Companies Act 2006 applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains estimates and forward-looking statements, principally in “Risk Factors,” “Management's Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Some of the matters discussed concerning our operations and financial performance include estimates and forward-looking statements within the meaning of the Securities Act and the Exchange Act.

These forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects, opportunities, achievements or industry results, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by, these forward-looking statements. These forward-looking statements are based on assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause those differences include, but are not limited to:

●	our expectations regarding our revenue, expenses and other results of operations;
●	our plans to acquire, invest in, develop or sell our investments in energy projects or joint ventures;
●	our ability to attract and retain customers;
●	the growth rates of the markets in which we compete;
●	our liquidity and working capital requirements;
●	our ability to raise sufficient capital to realize development opportunities and thereby generate revenue;
●	our anticipated strategies for growth;
●	our ability to anticipate market needs and develop new and enhanced solutions to meet those needs;
●	anticipated trends and challenges in our business and in the markets in which we operate;
●	our expectations regarding demand for solar power by energy users or investor in projects;
●	our expectations regarding changes in the cost of developing and constructing solar projects;
●	our ability to compete in our industry and innovation by our competitors;
●	the extent to which the COVID-19 pandemic affects our business, financial condition and results of operations;
●	our ability to assume management control of the ISS Joint Venture and our expectations regarding our settlement of the ISS Joint Venture dispute;
●	our expectations regarding our ongoing legal proceedings;
●	our ability to adequately protect our intellectual property; and
●	our plans to pursue strategic acquisitions.

Additional factors that could cause actual results, financial condition, liquidity, performance, prospects, opportunities, achievements or industry results to differ materially include, but are not limited to, those discussed under “Risk Factors” in this prospectus. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this prospectus not to occur. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only at the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this prospectus might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive of, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $22,930,029 million from the sale of our ordinary shares offered in this offering, based on the public offering price per share of $8.50, or approximately $26,417,525 million, if the underwriter exercises their option to purchase additional shares in full, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to fund working capital needs in connection with the expansion of our operations to the commercial electric vehicle segment, including $4.7 million to fund the Tembo aquisition, and for working capital and other general corporate purposes.

We believe opportunities may exist from time to time to expand our current business through acquisitions of complementary businesses or technologies. While we have no current agreements, commitments or understandings for any specific acquisitions at this time, we may use a portion of the net proceeds for these purposes.

The expected uses of the net proceeds we receive from this offering represent our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenses may vary significantly depending on numerous factors. Accordingly, we will have broad discretion over the uses of the net proceeds in this offering and investors will be relying on the judgment of our management regarding the application of the net proceeds. In addition, it is possible that the amount set forth above will not be sufficient for the purposes described above.

Pending their use as described above, we plan to invest the net proceeds in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any dividends on our ordinary shares, and we currently do not plan to declare dividends on our ordinary shares in the foreseeable future. Any determination to pay dividends to holders of our ordinary shares will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our debt arrangements and other factors that our board of directors deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2020 as follows:

●	on an actual basis; and

●

on an as adjusted basis to reflect the issuance and sale by us of 2,941,176 ordinary shares in this offering, at the public offering price of $8.50 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Our capitalization following the completion of this offering will be adjusted based on the actual public offering price and other terms of the offering determined at pricing. You should read this information together with the information set forth under “Selected Financial Data” in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

	As at June 30, 2020
(US dollars in thousands)	Actual	As Adjusted

Cash and cash equivalents	$2,824	25,755
Shareholders' equity:
Liabilities
Non-current loans & borrowings	24,642	24,642
Current loans & borrowings	1,312	1,312
Total debt	25,954	25,954
Equity
Issued capital	163	198
Share premium	40,215	63,111
Retained earnings / (accumulated deficit) and other reserves	(22,672)	(22,672)
Non-controlling interests	184	184
Total shareholders' equity	17,890	40,821
Total capitalization	42,532	65,463

The number of our ordinary shares to be outstanding after this offering is based on 13,557,376 of our ordinary shares outstanding as of June 30, 2020, and excludes the following:

●

1,229,425 ordinary shares issuable upon exercise of outstanding options at a weighted average exercise price of $nil per share or upon the settlement of outstanding restricted stock units, performance stock units or bonus stock awards under our equity plans as of June 30, 2020;

●	126,311 ordinary shares authorized for issuance pursuant to future awards under our equity incentive plans; and
●	assumes no exercise by the underwriter of their option to purchase up to 441,176 additional ordinary shares.

DILUTION

If you invest in our ordinary shares in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per share of our ordinary shares in this offering and the as adjusted net tangible book value per share of our ordinary shares immediately after the closing of this offering.

As of June 30, 2020, our historical net tangible book value was ($12.0) million, or ($0.88) per ordinary share. Our historical net tangible book value per share is equal to our total tangible assets, less total liabilities, divided by the number of outstanding ordinary shares as of June 30, 2020. After giving effect to the sale of 2,941,176 ordinary shares in this offering at the public offering price of $8.50 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2020 would have been $11.0 million, or $0.67 per share ordinary share. This amount represents an immediate increase in as adjusted net tangible book value of $1.55 per share to our existing shareholders and an immediate dilution of $7.83 per share to investors participating in this offering. We determine dilution per share to investors participating in this offering by subtracting as adjusted net tangible book value per share after this offering from the public offering price per share paid by investors participating in this offering.

Public offering price per share of our ordinary shares		$8.50
Net tangible book value as of June 30, 2020	$(0.88)
Increase in net tangible book value attributable to new investors	$1.55
Adjusted net tangible book value immediately after this offering		$0.67
Dilution to new investors		$7.83

The number of our ordinary shares to be outstanding after this offering is based on 13,557,376 of our ordinary shares outstanding as of June 30, 2020, and excludes the following:

●

1,229,425 ordinary shares issuable upon exercise of outstanding options at a weighted average exercise price of $nil per share or upon the settlement of outstanding restricted stock units, performance stock units or bonus stock awards under our equity plans as of June 30, 2020;

●	126,311 ordinary shares authorized for issuance pursuant to future awards under our equity incentive plans; and
●	assumes no exercise by the underwriter of their option to purchase up to 441,176 additional ordinary shares.

CORPORATE STRUCTURE AND HISTORY

History and Development of the Company

VivoPower International PLC is an international solar and critical power services business with operations in the U.K., Australia and the U.S. The Company’s main activity is the provision of critical energy infrastructure generation and distribution solutions to a diverse range of government, commercial and industrial customers throughout Australia. It also engages in the development, construction, and sale of PV solar projects in Australia and the U.S. and to plans enter into the commercial electric vehicle market to provide sustainable energy solutions for light electric vehicles. VivoPower is a certified B Corporation.

VivoPower was incorporated on February 1, 2016 under the laws of England and Wales, with company number 09978410, as a public company limited by shares. At the time, it had subsidiaries in the U.K. and the U.S. and was, itself, a wholly owned subsidiary of AWN Holdings Limited (“AWN”), an Australian public company traded on the Australian Securities Exchange under the symbol “AWN”.

On August 11, 2016, VivoPower entered into a Contribution Agreement with Arowana Inc., a Cayman Islands exempted company (“ARWA”), and AWN (as amended, the “Contribution Agreement”).

On December 28, 2016, the Company completed the transactions contemplated by the Contribution Agreement (the “Business Combination”), pursuant to which ARWA contributed cash to the Company in exchange for newly issued ordinary shares which shares were then distributed by ARWA to ARWA’s shareholders and warrant holders. Upon the closing of the Business Combination, we became a public company whose shares are listed on The Nasdaq Capital Market under the symbol “VVPR”.

Contemporaneously with the Business Combination, the Company completed the acquisitions of VivoPower Pty Limited (“VivoPower Australia”) and Aevitas O Holdings Pty Ltd., the parent of Aevitas Group Limited (“Aevitas”), for a total cash consideration of $10.1 million. VivoPower acquired VivoPower Australia for aggregate consideration of $23.1 million, consisting of $0.6 million of cash and the remainder in shares of VivoPower International PLC. Aevitas was acquired for a cash consideration of $9.5 million.

VivoPower Australia was established on August 8, 2014 as a proprietary limited company in Australia. The primary business activity of VivoPower Australia is to invest in the origination, development, construction, financing, operation and optimization of solar electricity generation and storage facilities in Australia. Its initial majority shareholder was Hadouken Pty Limited (an entity associated with former VivoPower Australia management), with AWN subsequently acquiring an initial interest in VivoPower Australia on or around August 29, 2014 through its Arowana Australasian Special Situations Fund 1. Other shareholders included Aevitas, VivoPower Australia management as well as Arowana Energy Holdings Pty Ltd, a wholly owned subsidiary of AWN. Following the Business Combination, 80.1% of VivoPower Australia’s ordinary shares are held by VivoPower International Services Ltd and 19.9% are held by Aevitas.

Aevitas O Holdings Pty Ltd was established on June 1, 2016 and is an Australian proprietary limited company. It held options to acquire 99.9% of the shares in Aevitas, an Australian unlisted public company established on February 28, 2013. The primary business activity of Aevitas is to provide power generation and distribution solutions to over 700 active customers in Australia, including the design, supply, installation and maintenance of power and control systems, with an increasing focus on data centers, solar project engineering, procurement, and construction.

VivoPower received its B Corporation certification in April 2018.

In August 2020, VivoPower announced its plans to enter into the commercial EV market to provide sustainable energy solutions for LEVs. VivoPower expects to focus initially on servicing LEV customers in the mining and infrastructure sectors in Australia, before expanding globally in those sectors. VivoPower’s EV strategy is expected to include EV and battery leasing, critical power retrofits of premises (e.g. warehouses and depots) to enable optimized EV battery charging and microgrids and EV battery second life applications.

In September 2020, the Company signed a non-binding Letter of Intent (“LOI”) to acquire, by way of primary investment, a 51% shareholder in Tembo 4x4 e-LV B.V. (“Tembo”). Tembo is a Netherlands-based specialist battery-electric and off-road vehicle company with global sales and distribution channels across four continents. Tembo services a diverse range of sectors, including mining, government services (armed cars, police, ambulances, inspection vehicles), game safari and humanitarian aid by providing a comprehensive fleet of customized electric vehicles. Based on an analysis of publicly available industry data, the Company estimates that the potential global addressable market for electric vehicles could be at least USD$36 billion within the markets in which Tembo is currently active (which presently do not include the United States, Asia or South America). For the fiscal year ended December 31, 2019, Tembo generated USD$2.3 million in revenue (unaudited).

Following discussions by the parties, it was agreed to restructure the existing group of companies of which Tembo is a member as a pre-cursor to completion of the proposed investment, such restructure (the “Restructure”) to take place shortly prior to completion of the investment. In consequence of the Restructure, the investment is proposed to be made by way of subscription for shares representing approximately 51% of the share capital of Tembo e-LV B.V. (the “Target”), a new company formed under the laws of the Netherlands for the purposes of the transaction and such company being the sole member of both Tembo and FD 4x4 Centre B.V. (the “Transaction”).

Key features of the Transaction, the definitive documents relating to which were signed on 9 October 2020, are (without limitation and subject to completion of the Transaction taking place) that:

●	the cash to be subscribed for convertible preferred shares (“Investor Shares”) on completion will be EUR €4 million;

●	the proceeds of the investment will be used by the Target and its group (the “Group”) for working capital and growth capital purposes, and for the repayment of certain liabilities of the Group;

●

signing and completion will not be simultaneous, and completion will be conditional upon (among certain other formalities relating to the Transaction), a minimum capital fundraise requirement in respect of the Company first being met;

●

the Investor Shares will carry (among other rights) a right to vote, rights to income on a basis that is pari passu with all other classes of shares, a preferential right to return of capital on liquidation/exit, customary anti-dilution protections, pre-emption rights (including a right of first refusal on certain proposed share transfers), and certain information and board appointment rights;

●	leaver provisions will apply in respect of those persons holding the remaining 49% of the share capital of the Target;

●

customary representations, warranties (and certain specific indemnities relating to matters revealed during the course of due diligence) were given on signing and will be repeated at completion to the Company;

●	restrictive covenants will be entered into by certain key shareholders of the Target;

●	the Company will have right to subscribe a further EUR €4 million on substantially the same terms for a period of 12 months following completion; and

●	the Company will have the option to acquire the remaining 49% of the Target on the fifth anniversary of completion of the Transaction.

VivoPower has 25 subsidiary and associated entities, including VivoPower Australia and Aevitas. See “Organizational Structure” for a list of each entity and its jurisdiction of incorporation.

Organizational Structure

VivoPower has 25 subsidiaries and associate undertakings (collectively with VivoPower, “the Group”). The following list shows the Company’s shareholdings in subsidiaries, associate and joint ventures owned directly and indirectly as at June 30, 2020.

Subsidiaries	Incorporated	% Owned	Purpose
VivoPower International Services Limited	Jersey	100%	Operating company
VivoPower USA, LLC	United States	100%	Operating company
VivoPower US-NC-31, LLC	United States	100%	Dormant
VivoPower US-NC-47, LLC	United States	100%	Dormant
VivoPower (USA) Development, LLC	United States	100%	Holding company
VivoPower Pty Ltd	Australia	100%	Operating company
VivoPower WA Pty Ltd	Australia	100%	Operating company
VVP Project 1 Pty Limited	Australia	100%	Dormant
Amaroo Solar Pty Ltd.	Australia	100%	Operating company
SC Tco Pty Limited	Australia	100%	Dormant
SC Hco Pty Limited	Australia	100%	Dormant
SC Fco Pty Limited	Australia	100%	Dormant
Aevitas O Holdings Pty Ltd	Australia	100%	Holding company
Aevitas Group Limited	Australia	99.9%	Holding company
Aevitas Holdings Pty Ltd	Australia	100%	Holding company
Electrical Engineering Group Pty Limited	Australia	100%	Holding company
JA Martin Electrical Pty Limited	Australia	100%	Operating company
Kenshaw Electrical Pty Limited	Australia	100%	Operating company
VivoPower Philippines Inc.	Philippines	64%	Dormant
VivoPower RE Solutions Inc.	Philippines	64%	Dormant
Yoogali Solar Farm Pty Ltd	Australia	60%	Operating company
Daisy Hill Solar Farm Pty Ltd	Australia	60%	Operating company
V.V.P. Holdings Inc.	Philippines	40%	Dormant

Associate and Joint Venture Undertakings	Incorporated	% Owned	Purpose
VVPR-ITP TopCo Pty Ltd	Australia	50%	Holding company
Innovative Solar Ventures I, LLC	United States	50%	Operating company

Notwithstanding only 40% ownership by the Company, V.V.P. Holdings Inc is under the control of VivoPower Pty Ltd, and therefore is consolidated into the group financial statements of VivoPower International PLC.

SELECTED CONSOLIDATED FINANCIAL DATA

Our historical consolidated financial statements are prepared in accordance with IFRS and are presented in U.S. dollars. The selected historical consolidated statement of comprehensive income and statement of financial position data set forth below has been derived from, and is qualified in its entirety by reference to, our historical consolidated financial statements for the periods presented. Historical information as of and for the year ended June 30, 2020, and for the three months ended June 30, 2019, and for the years ended March 31, 2019, 2018, 2017 and 2016, is derived from, and is qualified in its entirety by reference to, our consolidated financial statements. The financial statements have been audited by PKF Littlejohn LLP, our independent registered public accounting firm. You should read the information presented below in conjunction with those audited consolidated financial statements, the notes thereto and the discussion under “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended June 30, 2020.

Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected consolidated financial data should be read in conjunction with “Management's Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus and our consolidated financial statements included elsewhere in this prospectus.

Consolidated Statement of Comprehensive Income

	Year Ended June 30		Three Months Ended June 30		Year Ended March 31
(US dollars in thousands, except per share amounts)	2020	2019	2019	2018	2019	2018	2017	2016
		(unaudited)		(unaudited)

Revenue from contracts with customers	48,710	43,545	13,617	9,111	39,036	33,647	32,250	-
Cost of sales	(40,885)	(37,452)	(11,960)	(7,446)	(32,726)	(28,524)	(4,977)	-
Gross profit	7,825	6,093	1,657	1,665	6,310	5,123	27,273	-
General and administrative expenses	(5,479)	(7,195)	(1,291)	(2,079)	(7,685)	(12,814)	(9,316)	(279)
Gain/(loss) on solar development	1,589	(2,668)	38	(4)	(2,615)	1,356	-	-
Depreciation of property and equipment	(898)	(411)	(214)	(204)	(430)	(420)	(103)	-
Amortization of intangible assets	(868)	(1,036)	(223)	(207)	(990)	(840)	(548)	-
Operating (loss)/profit	2,169	(5,217)	(33)	(829)	(5,410)	(7,595)	17,306	(279)
Restructuring & other non-recurring costs	(3,410)	(2,404)	(525)	(40)	(2,017)	(1,873)	-	-
Impairment of assets	-	-	-	-	-	(10,191)	-	-
Impairment of goodwill	-	-	-	-	-	(11,092)	-	-
Transaction costs	-	-	-	-	-	-	(5,800)	-
Finance income	33	-	-	-	4	9	13	-
Finance expense	(3,182)	(3,345)	(796)	(842)	(3,243)	(3,395)	(600)	(2)
(Loss)/profit before income tax	(4,390)	(10,966)	(1,354)	(1,711)	(10,666)	(34,137)	10,919	(281)
Income tax	(713)	(353)	(92)	12	(557)	6,258	(5,338)	-
(Loss)/profit for the period	(5,103)	(11,319)	(1,446)	(1,699)	(11,223)	(27,879)	5,581	(281)
Other comprehensive income
Currency translation differences recognized directly in equity	(1,028)	-	(102)	-	(2,998)	222	599	-
Total comprehensive (loss)/income	(6,131)	(11,319)	(1,548)	(1,699)	(14,221)	(27,657)	6,180	(281)
Earnings per share (dollars)
Basic	(0.38)	(0.83)	(0.11)	(0.13)	(0.83)	(2.06)	0.73	-
Diluted	(0.38)	(0.83)	(0.11)	(0.13)	(0.83)	(2.06)	0.73	-
Weighted average number of shares used in computing (loss)/earnings per share	13,557,376	13,557,376	13,557,376	13,557,376	13,557,376	13,557,376	7,624,423

Consolidated Statement of Financial Position Data

	As at June 30		As at March 31
(US dollars in thousands, except ratios)	2020	2019	2019	2018	2017

Cash and cash equivalents	2,824	7,129	4,522	1,939	10,970
Current assets	20,473	36,283	29,770	21,278	30,814
Current liabilities	(19,679)	(29,133)	(20,807)	(20,610)	(12,197)
Current ratio	1.04	1.25	1.43	1.03	2.53
Property and equipment, net	2,486	2,951	1,205	1,915	2,163
Total assets	62,380	73,109	65,395	76,312	100,836
Debt, current and long-term	25,954	21,686	19,267	22,340	20,255
Total shareholders’ equity/(deficit)	17,890	22,516	23,985	37,003	64,606

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data,” and our consolidated financial statements included elsewhere in this prospectus.

The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Forward-Looking Statements” in this prospectus. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Note: we previously announced results for our fiscal year ended March 31, 2019 and comparative years. In 2019, we transitioned to report our results on a June 30 calendar year basis. As such, we are reporting herein audited results for the year ended, June 30, 2020, comparative year ended June 30, 2019 derived from our unaudited results, audited results for the transition period three months ended June 30 2019 unaudited comparative for the three months ended June 30 2018 and audited results for the years ended March 31, 2019, 2018 and 2017.

Overview

	Year Ended June 30
(US dollars in thousands)	2020	2019
		(unaudited)

Revenue from contracts with customers	48,710	43,545
Cost of sales	(40,885)	(37,452)
Gross profit	7,825	6,093
General and administrative expenses	(5,479)	(7,195)
Gain/(loss) on solar development	1,589	(2,668)
Depreciation of property and equipment	(898)	(411)
Amortization of intangible assets	(868)	(1,036)
Operating (loss)/profit	2,169	(5,217)
Restructuring & other non-recurring costs	(3,410)	(2,404)
Finance expense	(3,149)	(3,345)
(Loss)/profit before income tax	(4,390)	(10,966)
Income tax	(713)	(353)
Loss for the year	(5,103)	(11,319)

Adjusted EBITDA	3,935	(3,770)

During the year ended June 30, 2020, the Group generated statutory revenue of $48.7 million, gross profit of $7.8 million, operating profit of $2.2 million and a net loss of $5.1 million. For the year ended June 30, 2019, the Group generated revenue of $43.5 million, gross profit of $6.1 million, operating loss of $5.2 million, and a net loss of $11.3 million.

Adjusted EBITDA for the year ended June 30, 2020 was a profit of $3.9 million, compared to a loss of $3.8 million for the previous year. Adjusted EBITDA is a non-IFRS financial measure. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, impairment of assets, impairment of goodwill, and one-off non-recurring costs, including restructuring expenses.

The results of operations for the year ended June 30, 2020 reflect a period of significant growth for the Critical Power Services business segment, primarily as a result of a number of new contracts for Kenshaw with data center and hospital sector customers. These have contributed to a $5.7 million growth in Critical Power Services revenues, to $48.6 million in the year ended June 30, 2020, compared to $42.9 million in the year ended June 30, 2019. Solar revenues of $0.1 million in the year ended June 30, 2020, resulted from Australian solar projects, which was lower than the $0.6 million generated for the year ended June 30, 2019 due to the cessation of distribution revenues from sold US projects.

The Group also recorded a net gain of $1.6 million on Solar Development projects, comprising a $2.3 million gain on sale of VivoRex, LLC in the U.S and a $0.5 million gain on the sale of Sun Connect portfolio in Australia, partly offset by a $1.2 million loss on discontinued projects in the ISS portfolio. The $2.7 million loss on Solar Development projects in the year ended June 30, 2019 related primarily to onerous contracts for future obligations to purchase Solar Renewable Energy Certificates (“SRECs”).

The results for the year ended June 30, 2020 also reflect savings of $1.7 million in general and administrative costs compared to the year ended June 30, 2019. There was significant effort to rationalize the cost base of the Solar Development business and Corporate Office segments in the year.

The results of operations for the year ended June 30, 2020 further reflect $3.4 million restructuring and other non-recurring costs. These comprise $1.0 million for legal and professional fees and $1.1 million provision for the expected outcome of litigation related to disputes with a former CEO, Dr. Philip Comberg. In addition, $0.2 million of costs were incurred for workforce reduction and $1.1 million costs related to detailed project review and investigation costs for the ISS joint venture portfolio whilst still under management and development responsibility of our joint venture partner, Innovative Solar Systems, LLC. Restructuring and other non-recurring costs are further described in Note 7 to the consolidated financial statements.

Management analyses our business in three reportable segments: Critical Power Services, Solar Development, and Corporate Office. Critical Power Services is represented by J.A. Martin and Kenshaw operating in Australia with a focus on the design, supply, installation and maintenance of power and control systems. Solar Development is the development and sale of commercial and utility scale PV solar power projects in the U.S. and Australia. Corporate Office is all U.K. based corporate functions.

Total finance expense for the year ended June 30, 2020 was $3.1 million, compared to $3.3 million for the year ended June 30, 2019, with interest on convertible loan notes and preferred share financing in Critical Power Services of $1.6 million and interest on the $19.0 million Arowana shareholder loan of $1.2 million both in line with prior year. The reduction of $0.2 million compared to the prior year is a result of larger foreign exchange losses incurred in the prior year.

As at June 30, 2020, the Group’s current assets were $20.5 million (as at June 30, 2019: $36.3 million; as at March 31, 2019: $29.8 million), which was comprised of $2.8 million (as at June 30, 2019: $7.1 million; March 31, 2019: $4.5 million) of cash and cash equivalents, $1.0 million restricted cash (as at June 30, 2019: $0.6 million; March 31, 2019: $1.3 million), $12.6 million (as at June 30, 2019: $15.0 million; March 31, 2019: $10.4 million) of trade and other receivables, and $4.1 million (as at June 30, 2019: $13.5 million; March 31, 2019: $13.5 million) of assets held for sale related to the ISS Joint Venture portfolio, with the remainder of the portfolio not expected to be sold within a 12 month timeframe reclassified to non-current equity accounted investments.

Current liabilities were $19.7 million as at June 30, 2020, (as at June 30, 2019: $29.1 million; March 31, 2019: $20.8 million). The decrease results from a $5.5 million reversal of contract liabilities and accrued contract costs related to critical power contracts that were in process at June 30, 2019, and $4.0 million of amounts repaid via capitalization into the refinanced parent company loan on June 30, 2020, being accrued loan interest ($2.2 million) related party payables ($1.1 million) and short term related party loans ($0.8 million).

Current asset-to-liability ratio as at June 30, 2020 was 1.04:1 (as at June 30, 2019: 1.25:1; March 31, 2019: 1.43:1).

As at June 30, 2020, the Group had net assets of $17.9 million (as at June 30, 2019: $22.5 million; March 31, 2019: $24.0 million), including intangible assets of $29.8 million (as at June 30, 2019: $31.8 million; March 31, 2019: $32.4 million). Property, plant and equipment decreased from $3.0 million as at June 30, 2019 to $2.5 million as at June 30, 2020, reflecting depreciation less replacement capital expenditure.

Cash used for the year ended June 30, 2020, was $4.3 million, arising from cash outflow from operating activities of $4.6 million, cash generated by investing activities of $0.3 million, and cash inflow from financing activities of nil. At June 30, 2020, the Group had cash reserves of $2.8 million (June 30, 2019: $7.1 million; March 31, 2019: $4.5 million) and debt of $26.0 million (June 30, 2019: $21.7 million; March 31, 2019: $19.3 million), giving a net debt position of $23.1 million (June 30, 2019: $14.6 million; March 31, 2019: $14.7 million).

Cash flows from investing activities in the current year comprised $1.0 million proceeds from sale of Sun Connect Solar project assets in Australia and $0.4 million proceeds from sale of property, plant and equipment in Critical Power Services businesses, offset by purchase of $0.9 million of property, plant and equipment in Critical Power Services businesses and $0.3 million investment in Solar project assets in Australia.

Cash inflows from financing activities of net nil in the year ended June 30, 2020 comprising $1.3 million short term parent company loan, $0.3 million chattel mortgage borrowings and $0.3 million bank loans, offset by $0.3 million repayment of parent company loans, $0.4 million lease liability repayments, $0.3 million net repayment of debtor finance borrowings, $0.4 million net transfer to restricted cash, and $0.5 million finance expenses.

Year Ended June 30, 2020 Compared to Year Ended June 30, 2019

Year Ended June 30, 2020 (US dollars in thousands)	Critical Power Services	Solar Developments	Corporate Office	Total
Revenue	48,638	69	3	48,710
Costs of sales	(40,865)	(20)	-	(40,885)
Gross profit	7,773	49	3	7,825
General and administrative expenses	(2,745)	(469)	(2,265)	(5,479)
Gain/(loss) on solar development	41	1,548	-	1,589
Depreciation and amortization	(1,718)	(45)	(3)	(1,766)
Operating profit/(loss)	3,351	1,083	(2,265)	2,169
Restructuring & other non-recurring costs	(124)	(1,296)	(1,990)	(3,410)
Finance expense - net	(1,436)	(9)	(1,704)	(3,149)
Profit/(loss) before income tax	1,791	(222)	(5,959)	(4,390)
Income tax	15	(728)	-	(713)
Profit/(loss) for the period	1,806	(950)	(5,959)	(5,103)

Year Ended June 30, 2019 (US dollars in thousands)	Critical Power Services	Solar Developments	Corporate Office	Total
Revenue	42,852	693	-	43,545
Costs of sales	(37,110)	(342)	-	(37,452)
Gross profit	5,742	351	-	6,093
General and administrative expenses	(2,798)	(1,671)	(2,726)	(7,195)
Gain/(loss) on sale of assets	(21)	(2,542)	(105)	(2,668)
Depreciation and amortization	(1,225)	(216)	(6)	(1,447)
Operating profit/(loss)	1,698	(4,078)	(2,837)	(5,217)
Restructuring & other non-recurring costs	(23)	(297)	(2,084)	(2,404)
Finance expense - net	(1,615)	(99)	(1,631)	(3,345)
Profit/(loss) before income tax	60	(4,474)	(6,552)	(10,966)
Income tax	(367)	14	-	(353)
Profit/(loss) for the period	(307)	(4,460)	(6,552)	(11,319)

Revenue

Revenue for the year ended June 30, 2020 increased $5.2 million to $48.7 million, from $43.5 million in the year ended June 30, 2019.

Revenue by product and service is follows:

	Year Ended June 30
(US dollars in thousands)	2020	2019 (unaudited)
Electrical products and related services	$47,917	$42,852
Other revenue	793	693
Total revenue	$48,710	$43,545

The sale of electrical products and related services is generated from our Australian-based Critical Power Services businesses, J.A. Martin and Kenshaw, and is focused on the design, supply, installation and maintenance of power and control systems. Revenue generated in these operations is recognized in two ways. On smaller projects, revenue is recognized when the project is completed and is invoiced at that time. On larger projects, revenue is recognized on the achievement of specific milestones defined in each individual project. When the milestones and performance obligations are reached, the customer is invoiced, and the revenue is then recognized.

Revenue from electrical products and related services for the year ended June 30, 2020, of $47.9 million increased $5.1 million compared to the $42.9 million earned for the year ended June 30, 2019. This is primarily a result of new contracts for Kenshaw with data center and hospital sector customers.

Other revenue for the year ended June 30, 2020 comprised $0.7 million government grants to Critical Power Services operations as a result of the COVID-19 pandemic in Australia, and $0.1 million power generation income from Solar projects in Australia. Other revenue for the year ended June 30, 2019 included $0.4 million from the sale of SRECs purchased from the NC Projects, $0.3 million earnings distribution related to the equity investment in the NC Projects carried at cost prior to their disposal in July 2018.

Revenue by geographic location is follows:

	Year Ended June 30
(US dollars in thousands)	2020	2019 (unaudited)
Australia	$48,710	$42,933
United States	-	611
Total revenue	$48,710	$43,545

Australian revenue of $48.7 million for the year ended June 30, 2020, is comprised of $48.6 million revenue from Critical Power Services provided by Kenshaw and J.A. Martin, and $0.1 million of power generation income from Australian solar projects. This compares to $42.9 million in the year ended June 30, 2019, comprising $42.8 million of revenue from Critical Power Services, and $0.1 million of power generation income from Australian solar projects.

The growth in Critical Power Services revenue in the year ended June 30, 2020, compared to the prior year, is primarily driven by the significant growth in larger scale projects such as data centers in the Kenshaw business.

U.S. revenue was nil for the year ended June 30, 2020. This compares to U.S. revenue of $0.6 million for the year ended June 30, 2019, which comprises other revenue from the sale of SREC’s ($0.3 million) and distribution of earnings from the NC Projects ($0.3 million).

The Group had one customer representing more than 10% of revenue for the year ended June 30, 2020. Revenue recognized for this customer amounted to $20.4 million in the Critical Power Services segment.

Costs of sales

Cost of sales by product or service is as follows:

	Year Ended June 30
(US dollars in thousands)	2020	2019 (unaudited)
Electrical products and related services	$40,865	$37,110
Other revenue	20	342
Total cost of sales	$40,885	$37,452

Total cost of sales totaled $40.9 million for the year ended June 30, 2020, as compared to $37.5 million for the year ended June 30, 2019.

Cost of sales related to electrical products and related services consists of material purchases and direct labor costs, motor vehicle expenses and any directly related costs attributable to manufacturing, service, or other cost of sales and was $40.9 million for the year ended June 30, 2020, as compared to $37.1 million for the year ended June 30, 2019. The increase in total cost of sales was primarily driven by the revenue growth in Critical Power Services as described above.

The cost of sales related to other revenue was nil for the year ended June 30, 2020, and $0.3 million for the year ended June 30, 2019 comprising the cost of SREC purchases from the NC Projects.

Gross Profit

Gross profit by product and service is as follows:

	Year Ended June 30
(US dollars in thousands)	2020	2019 (unaudited)
Electrical products and related services	$7,052	$5,743
Other revenue	773	350
Total gross profit	$7,825	$6,093

The Company’s gross profit is equal to revenue less cost of sales and totaled $7.8 million for the year ended June 30, 2020, and $6.1 million for the year ended June 30, 2019.

The gross profit from electrical products and related services (the Critical Power Services business) was $7.1 million, which represents a gross margin of 14.5%. This compares to gross profit of $5.7 million for the year ended June 30, 2019, which represented a gross margin percentage of 13.4%. The margin improvement is due to effective cost management and increasing market demand allowing for selective price increases.

The gross profit from other revenue of $0.8 million for the year ended June 30, 2020 relates to $0.7 million JobKeeper government grants for support payroll costs and retain employees in the Critical Power Services business during the COVID-19 pandemic, and $0.1 million power generation income from Australian solar projects.

Gross profit from other revenue of $0.4 million for the year ended June 30, 2019, related to $0.3 million distributions from NC-31 and NC-47 projects prior to their sale in July 2018, and $0.1 million power generation income from Australian solar projects.

Research and development expenditure

Our business model does not currently, and for the last three fiscal years did not, entail substantial investment in research and development, patents or licenses other than standard third-party licenses or similar rights obtained in the ordinary course of business relating to the equipment and/or technology used in our projects.

General and administrative expenses

	Year Ended June 30
(US dollars in thousands)	2020	2019 (unaudited)
Salaries and benefits	$3,431	$4,634
Professional fees	804	1,183
Insurance	698	587
Travel	57	57
IT licensing and support	234	263
Office and other expenses	255	471
Total general and administrative expenses	$5,479	$7,195

General and administrative expenses decreased by $1.7 million to $5.5 million for the year ended June 30, 2020, compared to $7.2 million for the year ended June 30, 2019. These expenses consist primarily of operational expenses, such as those related to employee salaries and benefits, professional fees, insurance, travel, IT, office and other expenses.

Salaries and benefits are $3.4 million for the year ended June 30, 2020, (year ended June 30, 2019: $4.6 million), or 62.6% (year ended June 30, 2019: 84.6%) of total general and administrative expenses. The reduction of $1.2 million was achieved in the Solar segment, where there was a reduction in average headcount to 6.2 full time equivalents in the year ended June 30, 2020 (year ended June 30, 2019: 9.9) in the U.S. and U.K., whilst administrative headcount and salary costs in the Critical Power Services segment remained largely unchanged despite growth in sales volumes in the segment. Key management personnel account for $1.2 million of the total salary and benefits expense for the year ended June 30, 2020.

Professional fees of $0.8 million for the year ended June 30, 2020, (year ended June 30, 2019: $1.2 million), or 14.7% (year ended June 30, 2019: 16.4%) of total general and administrative expenses, are comprised of audit and accounting fees, consulting fees to support business development and legal fees. Professional fees reduced due to cost saving measures implemented in the Solar segment.

Insurance expense of $0.7 million for the year ended June 30, 2020, (year ended June 30, 2019: $0.6 million) increased in the Corporate Office segment, as a result of increase in market premiums on group-wide policies.

IT licensing and support expenses represent the cost of accounting, operations, email and office, file storage, and security software products and licenses. Office and other expenses include office and meeting space rental, communication and marketing, bank fees and general office administrative costs. Travel, IT, office and other expenses reduced from $0.8 million in the year ended June 30, 2019, to $0.5 million in year ended June 30, 2020, due to cost savings in the Solar Development segment.

Gain/(loss) on solar development

The gain on solar development for the year ended June 30, 2020, arose principally on the sale of VivoRex LLC. On July 02, 2019, the Company sold its 100% interest in VivoRex, LLC, a Solar segment entity, for $1 and recorded a gain for accounting purposes of $2.3 million as a result of the disposal of onerous contract obligations of $2.0 million and other liabilities of $0.5 million, less cash and other current assets of $0.2 million.

The Company also recorded a gain on sale of $0.5 million for Solar projects in Australia, related primarily to the sale of its 100% interest in SC OCo Pty Ltd, including the Sun Connect Solar portfolio, in October 2019. The gain on sale of $0.3 million, comprised proceeds $1.0 million, less disposal of $0.8 million net book value of intangible assets and $0.1 million other net liabilities. The Company also recorded a $1.2 million loss on discontinued solar development projects in the ISS Joint Venture.

The loss on solar development for the year-ended June 30, 2019, totaling $2.7 million includes a $1.9 million provision for onerous contracts related to future obligations for VivoRex LLC to purchase SRECs from the NC U.S. Solar Projects, prior to recognizing a gain on sale of VivoRex LLC in July 2019 as noted above. The loss on sale also includes a $0.2 million correction to the gain on the sale of Amaroo Australian Solar project reported in the prior year, an $0.8 million loss on discontinued ISS Joint Venture solar development projects, offset by a $0.4 million correction to the gain on sale of the NC Projects recorded in the prior year.

Depreciation and amortization

Depreciation is charged on property, plant and equipment on a straight-line basis and is charged in the month of addition. We depreciate the following class of assets at differing rates dependent on their estimated useful lives. The net book value of assets held as of June 30, 2020, was $2.5 million (June 30, 2019: $3.0 million).

Tangible asset	Estimated useful life (in years)
Computer equipment	3
Fixtures and fittings	3 - 20
Motor vehicles	5
Plant and equipment	3.5 - 10
Right-of-use assets	2 months - 6 years

Amortization costs relate to the amortization of intangible assets generated on the acquisition of VivoPower Australia and Aevitas as part of the Business Combination. The intangible assets identified in the acquisition of Aevitas and VivoPower Australia and their estimated useful life is provided in the table below:

Identifiable intangible asset	Estimated useful life (in years)
Customer relationships	10
Trade names	15 - 25
Favorable supply contracts	15
Databases	5

Under IFRS, intangible assets and goodwill are subject to an annual impairment review. No impairment charge was recorded for the year, following the impairment review as of June 30, 2020.

An impairment review tests the recoverable amount of the cash-generating unit which gave rise to the intangible asset or goodwill in order to determine the existence or extent of any impairment loss. The recoverable amount is the higher of fair value less costs to sell and the value in use to the Group. An impairment loss is recognized to the extent that the carrying value exceeds the recoverable amount. In determining a cash-generating unit’s or asset’s value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time-value of money and risks specific to the cash-generating unit or asset that have not already been included in the estimate of future cash flows. All impairment losses are recognized in the Statement of Comprehensive Income.

The Group conducts impairment tests on the carrying value of goodwill annually, or more frequently if there are any indications that goodwill might be impaired. The recoverable amount of the Cash Generating Unit (“CGU”) to which goodwill has been allocated are determined from value in use calculations. The key assumptions in the calculations are the discount rates applied, expected operating margin levels and long-term growth rates. Management estimates discount rates that reflect the current market assessments while margins and growth rates are based upon approved budgets and related projections.

The Group prepares cash flow forecasts using the approved budgets for the coming financial year and management projections for the following two years. Cash flows are also projected for subsequent years as management believe that the investment is held for the long term. These budgets and projections reflect management’s view of the expected market conditions and the position of the CGU’s products and services within those markets.

The CGU represented by Aevitas O Holdings Limited was assessed to have a value in excess of its carrying value and hence no additional adjustments to goodwill were considered necessary. Key assumptions used in the assessment of impairment were discount rate based on the weighted average cost of capital of 10.6% (June 30, 2019: 8.8%; March 31, 2019: 8.8%; 2018: 9.2%; 2017: 8.3%) and annual growth rate of 3.0% per annum. No sensitivity analysis is provided as the Company expects no foreseeable changes in the assumptions that would result in impairment of the goodwill.

The CGU represented by VivoPower Pty Ltd was assessed to have a value in excess of its carrying value and hence no additional adjustments to goodwill were considered necessary. Key assumptions used in the assessment of impairment were weighted average cost of capital of 10.9% (June 30, 2019: 11.0%; March 31, 2019: 11.0%; 2018: 12.1%; 2017: 10.6%), an average annual growth rate in years 1-5 of 53% during the initial expansion phase, and a long term growth rate of 3.0% in year 6 onwards.

If the weighted average cost of capital had been 1% higher than management’s estimates, the Group would have had to recognize an impairment of $1.5 million. If project realizations in years 1-5 resulted in an EBITDA 10% below management’s estimates, the Group would have had to recognize an impairment of $0.9 million. If the long-term growth rate in year 6 onwards was 2% instead of 3%, the Group would have had to recognize an impairment of $1.2 million.

Restructuring and Other Non-Recurring Costs

Restructuring costs by nature are one-time incurrences, and therefore, we believe have no bearing on the financial performance of our business. To enable comparability in future periods, the costs are disclosed separately on the face of our Statement of Comprehensive Income.

	Year Ended June 30
(US dollars in thousands)	2020	2019 (unaudited)
Corporate restructuring – legal and other fees	$1,031	$2,095
Corporate restructuring – litigation provision	1,104	-
Corporate restructuring –detailed review and investigation costs on solar projects	1,112	309
Corporate restructuring – workforce reduction	163	-
Total restructuring and other non-recurring costs	$3,410	$2,404

During the year ended June 30, 2020 and the year ended June 30, 2019, the Company incurred further costs related to the restructuring measures commenced in the year ended March 31, 2018.

During the year ended March 31, 2018, the Company undertook a strategic restructuring of its business to align operations, personnel, and business development activities to focus on a fewer number of areas of activity that we believe have the most potential to generate profitability and return. Associated with this restructuring was the departure of a number of employees and contractors from our business. Professional fees represent legal fees incurred to resolve certain disputes related to some of these separations, including the Comberg Claims (see “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information - Legal Proceedings” in our Annual Report on Form 20-F for the year ended June 30, 2020). Litigation provision represents the expected financial outcome of the court hearing held in March 2020 in relation to the Comberg Claims.

Cost of restructuring and terminating projects include the costs incurred for business development of specific solar development projects in South America and Australia for which the decision was made not to proceed for economic reasons, and cost of detailed review and sales campaign for the ISS Joint Venture portfolio in the U.S.

Finance expense

Finance expense consists primarily of interest expense associated with the interest payable on our outstanding parent company loan with AWN, and the Aevitas convertible preference share and loan notes reflected as equity instruments in our accounts.

In the year ended June 30, 2020, the Company incurred finance costs on the parent company loan of $1.7 million, interest on the Aevitas convertible preference share and loan notes of $1.2 million, interest and fees on debtor invoice financing in Critical Power Services of $0.2 million, and interest on lease liabilities of $0.1 million.

In the year ended June 30, 2019, the Company incurred provision discount unwinding costs following the recognition on March 31, 2019, of a $1.9 million onerous contract provision related to future obligations to purchase SRECs from the NC Projects.

The components of net finance expense are as follows:

	Year Ended June 30
(US dollars in thousands)	2020	2019 (unaudited)
Shareholder loan	$1,653	$1,573
Convertible preference shares and loan notes	1,185	1,185
SolarTide loan	-	42
Debtor invoice financing	174	317
Interest on leases	95	158
Provision discount unwinding	-	42
Other finance costs	75	30
Foreign exchange	(33)	181
Total net finance expenses	$3,149	$3,348

Foreign exchange expense consists primarily of foreign exchange fluctuations related to short-term intercompany accounts and foreign currency exchange gains and losses related to transactions denominated in currencies other than the functional currency for each of our subsidiaries. We expect our foreign currency exchange gains and losses to continue to fluctuate in the future as foreign currency exchange rates change. We expect our exposure to currency fluctuations to be minimal and immaterial, and as such, have not entered into any hedging contracts.

Income tax

We are subject to income tax for the year ended June 30, 2020 at rates of 19%, 21%, and between 27.5% and 30% in the U.K., the U.S., and Australia, respectively, and we use estimates in determining our provision for income taxes. We account for income taxes in accordance with IFRS 12, using an asset and liability approach that requires recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis, and for net operating loss and tax credit carry forwards.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such position are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. At June 30, 2020 and 2019, we did not have any uncertain tax positions that would impact our net tax provision.

Critical Judgments in Applying our Accounting Policies

In preparing the consolidated financial statements, the directors are required to make judgements in applying the Group’s accounting policies and in making estimates and making assumptions about the future. These estimates could have a significant risk of causing a material adjustment to the carrying value of assets and liabilities in the future financial periods. The critical judgements that have been made in arriving at the amounts recognized in the consolidated financial statements are discussed below.

Revenue from contracts with customers – determining the timing of satisfaction of services

The Group concluded that solar development revenue and revenue from other long-term projects is recognized over time as the customer simultaneously receives and consumes the benefits provided. The Group determined that the percentage completion basis is the best method in measuring progress because there is a direct relationship between the Group’s effort and the transfer of services to the customer. The judgement used in applying the percentage completion basis affects the amount and timing of revenue from contracts.

Impairment of non-financial assets

The carrying values of property, plant and equipment, investments and intangible assets other than goodwill are reviewed for impairment only when events indicate the carrying value may be impaired. Goodwill is tested annually for impairment or when events or changes to circumstances indicate that it might be impaired.

To assess impairment, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time-value of money and risks specific to the related cash-generating unit. Judgement was applied in making estimates and assumptions about the future cash flows, including the appropriateness of discounts rates applied.

Operating profit/(loss)

In preparing the consolidated financial statements of the Group, judgement was applied with respect to those items which are presented in the consolidated statement of comprehensive income as included within operating profit/(loss). Those revenues and expenses which are determined to be specifically related to the on-going operating activities of the business are included within operating profit/(loss). Expenses or charges to earnings which are not related to operating activities, are one-time costs determined to be not representative of the normal trading activities of the business, or that arise from revaluation of assets, are reported below operating profit/(loss).

Litigation provision

The $1.1 million litigation provision recorded at June 30, 2020 is estimated by management making a judgement, in conjunction with advice from legal counsel, on the probability of success of each element of the claim, in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets. Additional allowance is made for anticipated costs.

Income taxes

In recognizing income tax assets and liabilities, management makes estimates of the likely outcome of decisions by tax authorities on transactions and events whose treatment for tax purposes is uncertain. Where the outcome of such matters is different, or expected to be different, from previous assessments made by management, a change to the carrying value of the income tax assets and liabilities will be recorded in the period in which such determination is made. The carrying values of income tax assets and liabilities are disclosed separately in the consolidated Statement of Financial Position

Deferred tax assets

Deferred tax assets for unused tax losses amounting to $0.8 million at June 30, 2020 (June 30, 2019: $1.005 million) are recognized to the extent that it is probable that sufficient taxable profit will be available against which the losses can be utilized. Management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits.

Share option reserve

As part of the Initial Public Offering Listing, VivoPower issued an amended and restated unit purchase option (“UPO”) replacing the options issued by Arowana Inc. The options are viewed as a share-based award granted to Early Bird Capital. The cost of the award is recognized directly in equity and is applied against capital raising costs. As the option holder has the right to receive shares in the Company, the share-based payment transaction would be equity settled. The fair value of the options was determined at the grant date, using the Black Scholes Model, and not remeasured subsequently. As the options have no vesting conditions the related expense was recognized immediately. The options lapsed during the year ended June 30, 2020.

Exchangeable preference shares and exchangeable notes

As part of the IPO listing process VivoPower acquired Aevitas. The instruments previously issued by Aevitas were restructured to become exchangeable into VivoPower shares. The Company considered IAS 32 paragraph 16 in determining the accounting treatment. The Company has determined the instruments to be treated as equity under the “fixed-for-fixed” rule meaning that both the amount of consideration received/receivable and the number of equity instruments to be issued must be fixed for the instrument to be classified as equity. Both elements are satisfied within the instruments.

Liquidity and Capital Resources

Cash Flows

Our principal sources of liquidity in the year ended June 30, 2020 have been cash generated by our operating activities in the Critical Power Services segment, $1.0 million proceeds from the sale of the Sun Connect Solar projects in Australia, a $1.3 million short-term shareholder loan, $0.3 million in bank loans and $0.3 million chattel mortgages for motor vehicle purchases. Our principal uses of cash have been financing costs of $0.5 million, $0.1 million repayment of leases, loans from related parties and reduction in debtor finance facilities, capital expenditure of $0.9 million in the Critical Power Services segment and $0.3 million in the Solar segment, and working capital and general corporate purposes. The timing of our development activities, including the timing of investments, capital deployments and sales of assets, can vary substantially and therefore have a substantial effect on our cash position and liquidity.

Our principal sources of liquidity in the three months ended June 30, 2019 have been cash generated by our operating activities in the Critical Power Services segment, an $0.8 million additional short-term shareholder loan, and $0.1 million increase in debtor finance borrowings. Our principal uses of cash have been financing costs of $0.8 million, capital expenditure in the Critical Power Services segment of $0.4 million and working capital and general corporate purposes.

Our principal sources of liquidity in the year ended March 31, 2019 were cash generated by our operating activities in the Critical Power Services segment and $11.8 million proceeds from the sale of sale of NC-31 and NC-47 projects. Our principal uses of cash were repayment of the $2.0 million DEPCOM loan, financing costs of $3.2 million, $1.5 million repayment of shareholder loans, working capital and general corporate purposes.

Our principal sources of liquidity in the year ended March 31, 2018 were cash generated by our operating activities (which consisted principally of the collection of development fee revenue earned in the prior year) and the $2.0 million DEPCOM loan. Our principal uses of cash were for investment in the ISS Joint Venture, business development, working capital and general corporate purposes.

Our principal sources of liquidity in the year ended March 31, 2017 were cash generated from operations, net cash proceeds $11 million generated by listing on NASDAQ and $19.8 million from inception of a parent company loan from AWN. Our principal uses of cash were for acquisitions of Aevitas, investment in capital projects, operations and general corporate purposes.

The following table shows net cash provided by (used in) operating activities, net cash used in investing activities, and net cash provided by (used in) financing activities for the year ended June 30, 2020, the three months ended June 30, 2019 and the years ended March 31, 2019, 2018 and 2017:

	Year Ended June 30	Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2020	2019	2019	2018	2017

Net cash provided by (used in) operating activities	(4,573)	2,188	(1,565)	8,897	6,376
Net cash used in investing activities	294	(316)	11,856	(16,618)	(26,736)
Net cash provided by financing activities	22	744	(7,635)	(1,310)	31,302
Total cash flow	(4,257)	2,616	2,656	(9,031)	10,942

Operating activities

Our net cash outflow from operating activities in the year ended June 30, 2020, was $4.6 million. This was attributable to a net outflow from working capital movements of $3.1 million and a net cash outflow after tax from operations of $1.5 million. The working capital movements of $3.1 million comprise a decrease in trade and other payables of $6.9 million, offset by a decrease of trade and other receivables of $2.4 million and an increase in provisions of $1.3 million. The $1.5 million outflow after tax from operations consists of the $5.1 million loss, other non-cash and non-operating components of earnings including $3.1 million of finance expense, $1.6 million gain on solar development, $1.8 million depreciation and amortization, and $0.1 million increase in equity instruments, and tax payments of $0.5 million.

Our net cash inflow from operating activities in the three months ended June 30, 2019, was $2.2 million. This was attributable to a net inflow from working capital movements of $2.0 million and a net cash inflow from operations of $0.2 million. The working capital movements of $2.0 million comprised an increase in trade and other payables of $6.7 million, offset by an increase of trade and other receivables of $4.6 million and reduction in provisions of $0.1 million. The $0.2 million inflow from operations consists of the $1.4 million loss and other non-cash and non-operating components of earnings including $0.8 million of finance expense, $0.4 million depreciation and amortization, and $0.4 million increase in equity instruments.

Our net cash outflow from operating activities in the year ended March 31, 2019, was $1.6 million. This was attributable to a net inflow of $0.5 million from working capital movements, offset by the net cash used by operations of $2.1 million. The working capital movements of $0.5 million comprised an increase in trade and other payables of $3.8 million, offset by an increase of trade and other receivables of $2.5 million and reduction in provisions of $0.7 million. The $2.1 million used by operations consists of the $11.2 million loss, reduced by $0.9 million non-cash income tax expense, $2.6 million loss on solar development, and other non-cash and non-operating components of earnings including $3.2 million of finance expense, $1.4 million depreciation and amortization, and $0.8 million increase in equity instruments.

Our net cash generated from operating activities in the year ended March 31, 2018, was $8.9 million. This net cash inflow was primarily attributable to collection of trade and other receivables of $11.5 million and an increase in trade and other payables and provisions of $7.0 million, offset by the net cash used by operations of $9.6 million. This $9.6 million used by operations consisted of the $27.9 million loss, increased by $6.3 million non-cash income tax expense and $1.4 gain on solar development, and reduced by other non-cash and non-operating components of earnings including $10.2 million impairment of assets, $11.1 million impairment of goodwill, $3.4 million of finance expense, and $1.3 million depreciation and amortization.

In the year ended March 31, 2017, $6.3 million of cash was generated from operating activities. This net cash inflow was generated from the profit for the year of $5.6 million, increased by $5.3 million non-cash income tax expense, $5.8 million non-operating exceptional and non-recurring costs, and $10.0 million increase in trade and other payables and provisions, and reduced by $21.0 million increase in trade and other receivables and $0.7 million of depreciation and amortization expense.

Investing activities

In the year ended June 30, 2020, net cash generated by investing activities of $0.3 million comprised capital expenditure on property, plant and equipment of $0.9 million in the Critical Power Services segment and Solar project capital expenditure $0.3 million in Australia, offset by $1.0 million proceeds on sale of the Sun Connect Solar portfolio in Australia and $0.4 million proceeds on sale of property, plant and equipment in the Critical Power Services segment.

In the three months ended June 30, 2019, net cash used in investing activities of $0.3 million comprised $0.4 million capital expenditure in the Critical Power Services businesses, offset by $0.1 million proceeds on sale of solar projects in the Sun Connect portfolio in Australia.

Net cash generated by investing activities in the year ended March 31, 2019 of $11.9 million (2018: used $16.7 million, 2017: used $26.7 million) consisted of $12.0 million (2018: nil, 2017: nil) proceeds on sale of the NC Projects, a $0.2 (2018: $14.1, 2017: nil) million investment in the ISS Joint Venture, $nil (2018: $3.5 million, 2017: $18.1 million) investment in the NC Projects, purchase of $0.2 million (2018: $0.6 million , 2017: $0.1 million ) of operating assets in the Critical Power Services businesses, $0.1 million (2018: $0.8 million, 2017: nil) investment in solar projects in Australia, offset by $0.5 million (2018: $2.3 million , 2017: nil) proceeds on solar development, principally the sale of the Juice Capital solar project assets in Australia (2018: Amaroo solar project in Australia).

Under the terms of the ISS Joint Venture, the Company has committed to invest $14.1 million in the ISS Joint Venture for its 50% equity interest, after reducing the commitment by $0.8 million in potential brokerage commissions that have not been required and which have been credited towards the Company’s commitment. The $14.1 million commitment is allocated to each of the 38 projects based on monthly capital contributions determined with reference to completion of specific project development milestones under an approved development budget for the ISS Joint Venture. Over the course of the year ended June 30, 2020, the Company contributed nil (three months ended June 30, 2019: nil, year ended March 31, 2019: $0.2 million; year ended March 31, 2018: $12.9 million) to the ISS Joint Venture. To June 30, 2020, the Company has contributed $13.1 million of the $14.1 million commitment to the ISS Joint Venture, leaving a remaining capital commitment at June 30, 2020, of $1.1 million, which is recorded in trade and other payables. To June 30, 2020, six projects have been discontinued, resulting in a cumulative reduction in the invested value of $ 2.0 million.

During the year ended March 31, 2018, a final $3.6 million was paid to complete to complete the funding of the NC Projects, one of which was fully operational as of March 31, 2017, and the second was fully operational in May 2017.

There was no acquisition activity in the years ended June 30, 2020, March 31, 2018 and 2019, or three month period ended June 2019. In the year ended March 31, 2017, we consummated two acquisitions for a total $10.1 million, or $8.6 million net of cash acquired. These acquisitions were the Aevitas Group of Companies for cash consideration of $9.5 million, or $8.2 million net of cash acquired, and VivoPower Pty Ltd for cash consideration of $0.6 million, or $0.3 million net of cash acquired.

The companies acquired in the year ended March 31, 2017 and added to the Group were as follows:

Aevitas Group of Companies

	Incorporated	% Owned	Purpose
Aevitas O Holdings Pty Ltd	Australia	100%	Holding company
Aevitas Group Limited	Australia	99.9%	Holding company
Aevitas Holdings Pty Ltd	Australia	100%	Holding company
Electrical Engineering Group Pty Limited	Australia	100%	Holding company
J.A. Martin Electrical Pty Limited	Australia	100%	Operating company
Kenshaw Electrical Pty Limited	Australia	100%	Operating company

 VivoPower Pty Ltd

	Incorporated	% Owned	Purpose
VivoPower Pty Ltd	Australia	100%	Operating company
VivoPower WA Pty Ltd	Australia	100%	Operating company
VVP Project 1 Pty Limited	Australia	100%	Holding company
VVP Project 2 Pty Limited	Australia	100%	Dormant
Amaroo Solar Tco Pty Limited	Australia	100%	Holding company
Amaroo Solar Hco Pty Limited	Australia	100%	Holding company
Amaroo Solar Fco Pty Limited	Australia	100%	Holding company
Amaroo Solar Pty. Ltd.	Australia	100%	Operating company
SC Tco Pty Limited	Australia	100%	Holding company
SC Hco Pty Limited	Australia	100%	Holding company
SC Fco Pty Limited	Australia	100%	Holding company
SC Oco Pty Limited	Australia	100%	Operating company
ACN 613885224 Pty Limited	Australia	100%	Dormant
VivoPower Singapore Pte Limited	Singapore	100%	Operating company
V.V.P. Holdings Inc.	Philippines	40%	Holding company
VivoPower Philippines Inc.	Philippines	64%	Operating company
VivoPower RE Solutions Inc.	Philippines	64%	Operating company

Financing activities

Cash generated by financing activities for the year ended June 30, 2020, was nil. This comprised $0.5 million finance expenses, $0.4 million lease repayments in Critical Power Services businesses, $0.3 million repayment of related party loans, $0.3 million net repayments against the debtor finance facility in Critical Power Services businesses and $0.4 million funding of restricted cash, primarily project bank guarantees in Critical Power Services, as discussed in Note 16 to the consolidated financial statements. The cash outflows were partly offset by a $1.3 million short-term bridging shareholder loan, $0.3 million bank loans provided to Critical Power Services businesses and $0.3 million chattel mortgages for vehicles.

Cash generated from financing activities for the three months ended June 30, 2019, was $0.7 million. This cash inflow comprised an $0.8 million short-term shareholder loan from AWN, $0.2 million additional borrowings against the debtor finance facility in Critical Power Services businesses, and $0.7 million release of restricted cash, primarily $0.5 million released from escrow and paid to SolarTide, LLC, as discussed in Note 16 to the consolidated financial statements. The cash inflows were partly offset by $0.1 million lease repayments in Critical Power Services businesses and $0.8 million finance expenses.

Cash used by financing activities for the year ended March 31, 2019, was $7.6 million. This cash outflow for the current year was primarily due to financing expense of $3.2 million, a $1.5 million repayment of shareholder loans from AWN, $2.0 million repayment of the DEPCOM Loan, $1.3 million funding transfers to restricted cash accounts, and a net $0.3 million of additional lease liabilities for motor vehicles within the Critical Power Services businesses. Financing activities for the year also included advance of $4.0 million from the purchaser of the NC Projects in the form of a loan pending satisfaction of conditions precedent to the final sale of the projects, at which time the $4.0 million previously advanced was repaid by deduction from the final proceeds.

Cash used by financing activities for the year ended March 31, 2018, was $1.3 million. This cash outflow was primarily due to financing expense of $3.4 million and a $1.0 million bank loan repayment on the sale of the Amaroo solar project in Australia, offset by $2.0 million proceeds on the DEPCOM Loan and a $0.8 million short-term loan from AWN, and a net $0.3 million of additional lease liabilities for motor vehicles within the Critical Power Services businesses.

Cash generated from financing activities for the year ended March 31, 2017 was $31.4 million. This cash inflow was primarily due to proceeds from shareholder borrowings of $20.0 million, proceeds from the Business Combination of $22.6 million in December 2016, and proceeds from other borrowings of $0.3 million. This cash inflow was offset by the costs of the Business Combination of $11.5 million.

Borrowing obligations outstanding at the end of the period were as follows:

	As at June 30		As at March 31
(US dollars in thousands)	2020	2019	2019	2018	2017

Current liabilities:
Debtor financing	508	901	751	-	-
Lease liabilities	641	660	136	285	145
SolarTide, LLC loan	-	-	-	2,000	-
Short-term shareholder loan	-	766	-	770	-
Shareholder loan – payments due next 12 months	-	-	-	900	-
Bank loan	66	-	-		90
Chattel mortgage	51	-	-	-	-
Bank loan on Amaroo solar project	46	-	-	-	-
	1,312	2,327	887	3,955	235
Non-current liabilities:
Shareholder loan – payments due beyond 12 months	23,401	18,242	18,242	18,092	18,992
Lease liabilities	714	1,117	138	293	95
Bank loan	278	-	-	-	-
Chattel mortgage	249	-	-	-	-
Bank loan on Amaroo solar project	-	-	-	-	933
	24,642	19,359	18,380	18,385	20,020
Total borrowing	25,954	21,686	19,267	22,340	20,255

In August 2018, the Company secured a $3.6 million (AU$5 million) debtor finance facility to support the growing working capital requirements of its Critical Power Services businesses. The facility is secured by a fixed charge over the debtors’ book and floating charge over all other assets of J.A. Martin and Kenshaw. Net drawdowns on the facility at June 30, 2020 totaled $0.5 million.

J.A. Martin and Kenshaw have lease arrangements in place to finance business properties and motor vehicle fleets. During the year ended June 30, 2020, $0.1 million of new leases were added and $0.3 million of payments were made. The obligation for future minimum lease payments under the facility are as follows:

	Minimum lease payments				Present value of minimum lease payments
	As at June 30		As at March 31		As at June 30		As at March 31
(US dollars in thousands)	2020	2019	2019	2018	2020	2019	2019	2018

Amounts payable under lease liabilities:
Less than one year	695	692	147	291	649	660	136	285
Later than one year but not more than five	759	1,299	143	327	708	1,117	138	293
	1,454	1,991	290	618	1,356	1,777	274	578
Future finance charges	(98)	(214)	(16)	(40)	-	-	-	-
Total obligations under lease liabilities	1,356	1,777	274	578	1,356	1,777	274	578

In June 2020, the Company refinanced its shareholder loan due to AWN Holdings Limited (“AWN”), the Company’s majority shareholder, capitalizing current and non-current shareholder loans, accrued interest and related party trade payables, into a new shareholder loan of initial principal $23.3 million plus capitalized costs.

The new shareholder loan bears interest at 10.0% per annum plus a line fee of 2.0% per annum, payable monthly in advance. However, no interest or line fee settlements are required until after a corporate liquidity event has occurred. No repayment of principal is required until July 2021, and then is repayable in 9 equal monthly instalments until March 2022. Security granted to AWN comprises a Specific Security Deed over the assets of Aevitas O Holdings Pty Ltd and general security over the assets of VivoPower International PLC.

In February 2020, the Company agreed an unsecured bridging loan with AWN to provide additional liquidity to the Company. Interest on the loan was charged at 10.0% per annum. A total of $1.3 million was advanced to the Company under the bridging loan, which was capitalized, including interest thereon, into the refinanced shareholder loan, in June 2020.

In May and June 2020, the Company obtained $0.3m in government backed loans in Australia to provide additional liquidity during the COVID-19 pandemic.

In addition to lease liabilities, in the year ended June 30, 2020, J.A. Martin Electrical Pty Limited and Kenshaw Electrical Pty Limited have also taken out vehicle financing in the form of chattel mortgages, totaling $0.3 million.

The SolarTide, LLC loan was made in January 2018 and was subject to a loan fee of $0.3 million, as well as interest of 12% per annum, and was repaid in May 2018.

The short-term shareholder loan of $0.8 million was due from AWN, the Company’s majority shareholder, bore interest at 10.0% per annum paid monthly in arrears, and was unsecured. Repayment is due as restricted cash held for bank guarantee security is released, as further described in Note 16. The $0.8 million short-term shareholder loan in March 2018 bore interest at 8.5% per annum and was repaid in April 2018.

Prior to refinancing in June 2020, the non-current $18.2 million shareholder loan due to AWN, bore interest at 8.5% per annum paid monthly in advance, and was unsecured. The repayment terms required no repayment of principal payments until July 2020, and then repayable in 21 equal monthly instalments. Terms of the loan required that 50% of the net proceeds from sale of more than $10 million of the ISS Joint Venture or any Critical Power Services business also be directed to loan repayment. Under previous terms of the loan, a total of $750,000 of the loan balance was repaid in the year ended March 31, 2019.

The $0.9 million ANZ Bank loan which was secured by the Amaroo project assets was repaid in February 2018 on sale of the Amaroo solar project. The loan was denominated in AUD and was repayable over an 11.5 year period at a monthly repayment amount of approximately $7,500 (or AU$ 9,783) per month for 138 months.

Cash reserves and liquidity

Cash reserves at June 30, 2020, of $2.8 million are unrestricted and are domiciled as follows:

	Local currency	Amount in USD
AUD	3.3 million	$2.3 million
USD	0.4 million	$0.4 million
GBP	0.1 million	$0.1 million
Total cash reserves		$2.8 million

Our treasury policy is to maintain sufficient cash reserves denominated in the currencies required for near term working capital to minimize the risk of currency fluctuation. Cash reserves are monitored on a daily basis to maximize capital efficiency. Our cash position is reviewed weekly by upper management to ensure the allocation best meets the coming needs of the business.

The Solar Development business is reliant for liquidity on the sale of specific projects from the ISS Joint Venture. As the sale of projects or groups of projects are dependent on negotiations with parties interested in buying projects from the portfolio, delays in the sale process could adversely affect our liquidity.

We review our forecasted cash flows on an on-going basis to ensure that we will have sufficient capital from a combination of internally generated cash flows and proceeds from financing activities, if required, in order to fund our working capital and capital expenditure requirements and to meet our short-term debt obligations and other liabilities and commitments as they become due. We believe that our current cash and cash equivalents, proceeds from the sale of ISS Joint Venture, anticipated cash flows from operations, and planned bank refinancing intended to release the restricted cash in J.A. Martin, will be sufficient to meet our cash requirements for at least the next 12 months. We may, however, require additional cash or cash equivalents due to changing financial, economic or business conditions, changes in our development activities or the timing of project investments or dispositions, or other factors.

Contractual Obligations and Commitments

The following table summarizes our contractual commitments and obligations as of June 30, 2020.

	Payments Due by Period
Year Ended June 30, 2020 (US dollars in thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Debt obligations, principal	$19,909	$1,667	$18,242	$-	$-
Debt obligations, interest	3,487	2,192	1,295	-	-
Lease obligations	1,991	692	1,077	222	-
Total contractual obligations	$25,387	$4,551	$20,614	$222	$-

Off-Balance Sheet Arrangements

Up to and including the most recent fiscal year, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As a result, we are not exposed to related financing, liquidity, market or credit risks that could arise if we had engaged in those types of arrangements.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency rates, although we also have some exposure due to potential changes in inflation or interest rates. We do not hold financial instruments for trading purposes.

Foreign Exchange Risk

The majority of our sales are denominated in Australian dollars and U.S. dollars, with the majority of our costs and expenses denominated in Australian dollar, British pounds, and U.S. dollars. Most of our cash and cash equivalents and restricted cash are denominated in Australian dollars. Therefore, fluctuations in currency exchange rates may have a significant impact on our financial stability.

Fluctuations in exchange rates, particularly between the U.S. dollar, Australian dollar and British pound sterling, may result in fluctuations in foreign exchange gains or losses.

The Group is exposed to foreign exchange risk on the following balances at June 30, 2020:

●	Cash and cash equivalents $2.3 million denominated in AUD and $0.1 million denominated in GBP;
●	Restricted cash $1.1 million denominated in AUD;
●	Trade and other receivables $12.3 million denominated in AUD and $0.2 million denominated in GBP;
●	Trade and other payables $10.6 million denominated in AUD and $1.5 million in GBP;
●	Borrowings of $2.5 million denominated in AUD; and
●	Provisions of $2.0 million denominated in AUD and $1.1 million in GBP.

As of June 30, 2019, we held $6.2 million (March 31, 2019, $5.9 million; 2018: $5.3 million; 2017: $5.2 million) in accounts receivable, of which $6.1 million (March 31, 2019, $5.8 million; 2018: $5.2 million; 2017: $3.6 million) were denominated in Australian dollars and $nil (March 31, 2019, $nil; 2018: $nil; 2017: $1.6 million) were denominated in British pounds sterling.

We have not entered into any hedging transactions to reduce the foreign exchange rate fluctuation risks but may do so in the future when we deem it appropriate in light of the significance of such risks. However, if we decide to hedge our foreign exchange exposure in the future, we cannot assure you that we will be able to reduce our foreign currency risk exposure in an effective manner, at reasonable costs, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry— We are exposed to foreign currency exchange risks because certain of our operations are located in foreign countries” in our Annual Report on Form 20-F for the year ended June 30, 2020.

Our financial statements are expressed in U.S. dollars, while some of our subsidiaries use different functional currencies, such as the Australian dollar and British pound sterling. The value of your investment in our common shares will be affected by the foreign exchange rate between the U.S. dollar and other currencies used by our subsidiaries. To the extent we hold assets denominated in currencies other than U.S. dollars, any appreciation of such currencies against the U.S. dollar will likely result in an exchange gain while any depreciation will likely result in an exchange loss when we convert the value of these assets into U.S. dollar equivalent amounts. On the other hand, to the extent we have liabilities denominated in currencies other than U.S. dollars, any appreciation of such currencies against the U.S. dollar will likely result in an exchange loss while any depreciation will likely result in an exchange gain when we convert the value of these liabilities into U.S. dollar equivalent amounts. These and other effects on our financial condition resulting from the unfavorable changes in foreign currency exchange rates could have a material adverse effect on the market price of our common shares, the dividends we may pay in the future, and your investment.

Interest Rate Risk

Our interest rate risk relates primarily to variable-rate restricted cash, bank balances and short-term working capital borrowings. It is our policy to keep borrowings for longer than one-year at fixed rates to minimize the interest rate risk. Our management reasonably believes that that a change in interest rate to the relevant financial instruments will not result in material changes to our financial position or results of operations.

Credit Risk

Our credit risk primarily relates to our trade and other receivables, restricted cash, bank balances and amounts due from related parties. We generally grant credit only to clients and related parties with good credit ratings and also closely monitors overdue debts. In this regard, we consider that the credit risk arising from our balances with counterparties is significantly reduced.

In order to minimize credit risk, we have a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, we review the recoverable amount of each individual debtor at the end of each reporting period to ensure that adequate impairment losses are made for irrecoverable amounts. We will negotiate with the counterparties of the debts for settlement plans or changes in credit terms, should the need arise. In this regard, we consider that our credit risk is significantly reduced.

Liquidity Risk

Our liquidity risk management framework is intended to ensure that we maintain sufficient funds to meet our obligations as they become due, and as part of our framework we continuously monitor our liquidity and cash resources and seek to maintain sufficient cash using cash flows generated by our business activities, debt arrangements and other resources. We continuously review forecasted cash flows to ensure our businesses have sufficient cash resources and liquidity to meet their obligations.

Jumpstart Our Business Startups Act of 2012

The Jumpstart Our Business Startups Act of 2012, or JOBS Act, permits an emerging growth company such as us to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. Among these provisions is an exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting. We have elected to rely on this exemption and will not provide such an attestation from our auditors.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year following the fifth anniversary of the date of the completion of the Company’s initial public offering, (2) the last day of the fiscal year in which we have total annual gross revenues of at least $1.07 billion, (3) the date on which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ordinary shares held by non-affiliates exceeded $700.0 million as of the last business day of our most recently completed second fiscal quarter or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act.

BUSINESS

Overview

Business Overview

VivoPower is an international solar and critical power services business and a certified B Corporation. The Company’s main activity is the provision of critical energy infrastructure generation and distribution solutions to a diverse range of government, commercial and industrial customers throughout Australia. It also engages in the development, construction, and sale of PV solar projects in Australia and the U.S. VivoPower is headquartered in London and has operations in the U.S., Australia and the U.K.

Management analyzes our business in three reportable segments: Critical Power Services, Solar Development, and Corporate Office. Critical Power Services is represented by J.A. Martin Electrical Pty Limited (“J.A. Martin”) and Kenshaw Electrical Pty Limited (“Kenshaw”) operating in Australia with a focus on the design, supply, installation and maintenance of critical power, control and distribution systems, including for solar farms. Solar Development is the development and sale of commercial, industrial and utility scale PV solar power projects in the U.S. and Australia. Corporate Office is the Company’s corporate functions, including costs to maintain the Nasdaq public company listing, comply with applicable SEC reporting requirements, and related investor relations and is located in the U.K.

Critical Power Services

VivoPower, through its wholly-owned Australian subsidiaries, J.A. Martin and Kenshaw, provides critical energy infrastructure generation and distribution solutions including the design, supply, installation and maintenance of power and control systems to a customer base in excess of 700 active government, commercial and industrial customers and is considered a trusted power adviser. J.A. Martin and Kenshaw are headquartered in the Hunter Valley and Newcastle region, which is the most densely populated industrial belt in Australia. Structural and cyclical factors have created a strong operating environment for our Critical Power Services businesses, particularly the strong growth in infrastructure investment, recovery in the mining sector, and increasing demand for data centers and solar farms.

J.A. Martin and Kenshaw are owned by VivoPower through a holding company called Aevitas, which was formed in 2013 and acquired by VivoPower in December 2016.

The Critical Power Services businesses have several core competencies, encompassing a range of electrical, mechanical and non-destructive testing services.

J.A. Martin Electrical Pty Limited

Founded in 1968, J.A. Martin is a specialized industrial electrical engineering and power services company that has been servicing the largest commercial and industrial belt in Australia, the Newcastle and Hunter Valley region in New South Wales, for more than 50 years.

J.A. Martin operates from two premises in New South Wales, including a factory in Newcastle which manufactures, and services customized industrial switchboards and motor control centers. It also has an office and workshop facility in the Hunter Valley for servicing the infrastructure, mining and industrial sectors.

J.A. Martin’s core competencies include: customized industrial switchboard and motor control center design, manufacture and maintenance; industrial electrical engineering; project management for mining, infrastructure and industrial applications; solar farm electrical contracting and engineering, procurement and construction (“EPC”); electrical maintenance and servicing; and, industrial, mining and infrastructure CCTV and data cabling. With 103 employees and a fleet of 76 vehicles, J.A. Martin has built a strong reputation throughout eastern Australia for exceptional engineering and design, delivered on time and budget, supported by a high-level of quality and service.

J.A. Martin serviced almost 250 customers in the fiscal year ended June 30, 2020 across a diverse range of industries, including solar farms, grain handling and agriculture, water and gas utilities, cotton gins, commercial buildings, mining, marine and rail infrastructure. J.A. Martin’s commitment to health and safety and quality, as recognized by their AS 4801 and ISO 9001 certifications, has positioned them to service some of the largest and most respected firms in the world.

With their history and core business centered in the industrial and mining sector of New South Wales, J.A. Martin has taken a strong foothold in the Australian solar EPC market, focusing on the small and medium sized solar project segment of the market. Since commencement of its solar business in 2016, J.A. Martin has successfully and profitably completed over 100MW of solar projects. The Australian solar generation market is expected to experience strong growth over the coming years and J.A. Martin’s strategy has been to deliberately focus on the less competitive small and medium sized solar project segment of the market. According to the Australian Energy Market Operator (“AEMO”), 26GW of new utility-scale, grid-connected renewable energy assets will be required by 2040 to replace aging coal generators scheduled to be retired by that time. AEMO forecasts periods when up to 90% of energy demand in Australia’s National Electricity Market could be met by renewables in 2035. In addition, there is continued growth of behind the meter ground mount and roof-top solar installations as commercial, industrial and government entities respond to concerns about energy security and costs by embracing cheaper solar power solutions. J.A. Martin has recently completed the provision of electrical installation and services for its fourth solar farm, the 89MWdc Goonumbla Solar Farm near the town of Parkes, New South Wales, and has commenced work on three further solar projects. VivoPower believes that the business is very well positioned competitively to leverage the strong growth outlook for Australian solar.

Revenue is earned entirely within Australia and is comprised of the following activities:

	Year Ended June 30		Three Months Ended June 30		Year Ended March 31
(US dollars in thousands)	2020	2019	2019	2018	2019	2018
		(unaudited)		(unaudited)

Electrical installation projects	11,420	11,009	774	1,030	8,375	6,165
Electrical service contracts	3,494	5,082	2,998	2,244	7,361	9,425
Electrical switchboard manufacturing	3,582	4,041	1,813	2,466	4,949	4,372
Total revenue	18,496	20,132	5,573	5,740	20,685	19,962

There is no material seasonality which impacts J.A. Martin, however in FY2020, the business has faced some operational disruptions due to the COVID-19 pandemic resulting in delays to commencement of several projects and completion of scheduled works and hence revenue recognition. With the majority of electrical equipment manufactured outside of Australia, the business has had to adapt to longer lead times from suppliers. The continued implementation of workplace health and safety best practices and adherence to public health directives has mitigated the impact of the pandemic to some degree and allowed the continuation of operations, but this has adversely affected profitability margins.

With over 50 years of history, J.A. Martin sources its supplies from a large number of domestic and international suppliers based on competitive pricing, reliable delivery, product performance, and past business relationships. These relationships are integral to the realization of its commercial goals and ability to meet the demands of customers in a competitive marketplace.

Having almost 250 active customers for the year-ended June 30, 2020, the business is not reliant upon any one customer, nor is the business dependent on any one patent, license, material contract, or process. Further, there are no government regulations which are material to the business, beyond those generally applicable to all businesses within the same statutory regime.

Kenshaw Electrical Pty Limited

Founded in 1981, Kenshaw has a differentiated mix of critical electrical power, critical mechanical power and non-destructive testing capabilities for customers across a broad range of industries, operating from its facilities in Newcastle, New South Wales, and Canberra, Australian Capital Territory. Kenshaw’s success has been built on the capability of its highly skilled personnel to be able to provide a wide range of critical power generation solutions, products and services across the entire life cycle for electric motors, power generators, mechanical equipment and non-destructive testing. From the head office in Newcastle, Kenshaw’s engineers provide regular and responsive service to a long-standing client base of over 500 customers ranging from data centers, hospitals, mining and agriculture to aged care, transport and utility services. It is well positioned to expand its capabilities to battery energy storage solutions.

Kenshaw’s core competencies include: generator design, turn-key sales and installation; generator servicing and emergency breakdown services; customized motor modifications; non-destructive testing services including asset management of critical plant and equipment using diagnostic testing such as motor testing, oil analysis, thermal imaging and vibration analysis; and, industrial electrical services.

A growing market for Kenshaw is the data center sector. The growing importance of big data, internet of things and cloud computing have seen data centers take on an increasingly prominent role – a trend accelerated by a surge in data storage and processing requirements resulting from increased levels of remote working during the COVID-19 pandemic. According to the H1 2020 Asia Pacific Data Center Trends report from CBRE Group, Inc, Sydney, Australia experienced a 76% increase in total data center capacity in the year to Q1 2020. This was the largest increase across the tier 1 data center markets in the Asia Pacific region, which includes Singapore, Hong Kong SAR, Tokyo and Sydney. VivoPower believes Kenshaw is benefiting from this growth through its long-term relationship with one of Australia’s leading data center companies.

A second key growth market for Kenshaw is hospitals and aged care facilities. Growth in aged care spending is driven by both increasing provider costs and growth in the number of people aged 70 and over (the eligible age for most aged care programs). According to the 2015 Intergenerational Report by the Australian Treasury Department, the number of Australians aged 70 years and over is expected to more than triple over the next 40 years, reaching around 7 million people by 2055. Kenshaw has built up significant experience through servicing longstanding customers such as Health Infrastructure New South Wales, Public Works Advisory, Hunter New England Health, Anglican Care and BUPA, for which it delivers customized critical back up power solutions and services as well as generator and thermal imaging services.

Continued contract wins in the active treatment hospital sector have also placed health care power infrastructure as a key priority for growth over the coming years. The New South Wales Government has committed a record AUD$10.1 billion over the four years to June 2023 for health infrastructure investment.

Revenue is earned entirely within Australia and is comprised of the following activities:

	Year Ended June 30		Three Months Ended June 30		Year Ended March 31
(US dollars in thousands)	2020	2019	2019	2018	2019	2018
		(unaudited)		(unaudited)

Generator sales and installation	23,579	16,373	6,381	1,120	11,095	5,919
Generator service and non-destructive testing	4,199	4,384	1,178	1,091	1,744	1,786
Motor sales and overhaul	1,565	1,660	377	470	4,276	3,965
Total revenue	29,343	22,417	7,936	2,681	17,115	11,670

There is no material seasonality which impacts this business, however in FY2020, Kenshaw has faced some operational disruptions due to the COVID-19 pandemic resulting in delays to commencement of several projects and completion of scheduled works and hence revenue recognition. The majority of electrical equipment is manufactured outside of Australia, meaning the business has had to adapt to longer lead times from suppliers. Strict adherence to workplace health and safety best practices has mitigated the impact of the pandemic to some degree and allowed the continuation of operations in accordance with public health directives, but this has adversely affected profitability margins.

Kenshaw’s relationship with its primary suppliers enables it to sell and service their equipment as dealers or agents. It is a primary supplier and service agent for Cummins generators and WEG electric motors. Kenshaw also maintains long term relationships with other equipment manufacturers such as Siemens, Toshiba and Teco. This allows it to offer a complete solution to its clients with flexibility of product choice. While equipment manufacturers are vital to success, VivoPower believes it is the working relationships with all of its suppliers that allow Kenshaw to maintain a competitive advantage in delivering orders and projects.

For the year ended June 30, 2020, 69% (three months ended June 30, 2019: 76%; year ended March 31, 2019: 32%) of Kenshaw’s revenue was earned from one customer and this customer is expected to continue to provide significant revenue in future years. However, with almost 500 active customers for the year ended June 30, 2020, the business is not solely reliant on this customer, nor is the business reliant on any one patent, license, material contract, or process. Further, there are no government regulations which are material to the business, beyond those generally applicable to all businesses within the same statutory regime.

Solar Development

VivoPower’s strategy in relation to solar development has been to minimize capital intensity and maximize return on invested capital by pursuing a business model predicated on developing and selling projects prior to construction and continually recycling capital rather than owning assets. Successful solar development requires an experienced team that can manage multiple work streams on a parallel path, from initially identifying attractive locations, to land control, permitting, interconnection, power marketing, and project sale to investors. Rather than build a substantial team internally to accomplish all of these activities, our business model is to joint venture on a non-exclusive basis with existing experienced project development teams so that multiple projects can be advanced simultaneously and allow us to focus on provision of capital, project management, and marketing and sale of projects. In Australia we have partnered with ITP Renewables (“ITP”), a global leader in renewable energy engineering, strategy and construction, and energy sector analytics. In the U.S., we partnered with Innovative Solar Systems, LLC (“ISS”).

VivoPower Australia continues to engage in the development, construction, and sale of solar projects in Australia, leveraging the customer relationships of J.A. Martin and Kenshaw and providing a pipeline of EPC opportunities to J.A. Martin.

VivoPower USA assumed management control of its U.S. solar development joint venture in June 2020, having spent the prior 12 months initially focused on monetizing the projects in the portfolio, on an individual, group or whole of portfolio basis. VivoPower and its joint venture partner, ISS, were unable to align on monetization in relation to any of the projects. VivoPower subsequently engaged in a detailed review of the joint venture partner’s performance as a developer relative to the contractual agreement and decided to exercise its rights to assume management control of the joint venture. This was announced in June 2020 but took effect post balance sheet date. VivoPower USA intends to refocus and revitalize the remaining development programs for the joint venture projects in order to maximize the value of the portfolio with a view to future monetization.

Since long-term investors typically value projects on the basis of long-term internal rates of return (“IRR”), the development profit that may be created by a developer is the difference between the cost to develop projects and the fair market value of such projects. We believe that successful project development results in a significantly lower cost basis than buying projects that are already developed. With this approach, we believe that we can achieve attractive risk-adjusted returns in the current market. To achieve these returns, our strategy is to focus on managing capital in a disciplined manner during the early development stages and seeking strategic investors with a low cost of capital once projects achieve an advanced stage.

The stages of solar development can be broadly characterized as: (i) early stage; (ii) mid-stage; (iii) advanced stage; (iv) construction; and (v) operation. Our business model is to work through the development process from early stage through to advanced stage, and then sell those projects that have completed the advanced stage of development, also known as “shovel-ready” projects, to investors who will finance construction and ultimately own and operate the project.

Early stage development is primarily focused on securing site control, data collection, community engagement, preliminary permitting, and offtake analysis. We consider site control to be achieved once we have obtained purchase or lease options, easements or other written rights of access to the land necessary for the construction and operation of the solar project.

Mid-stage development is focused on:

●

Transmission or Distribution Interconnection Queue and Study: Identification of a point of interconnection to the transmission or distribution system, obtaining a queue position with the relevant electric system operator, and completing at least one feasibility, screening, or system impact study (or equivalent). An interconnection study and its approval by the relevant transmission or distribution system operator is a prerequisite to the design and construction of the facilities that will interconnect the solar project with the transmission or distribution system.

●

Environmental Impact Study and Permitting: Completion of an environmental impact study (or equivalent) is often a prerequisite to obtaining zoning/use permits or development approvals. Depending on the size and location of the project, we generally initiate the studies needed for an environmental impact study approximately 18 months prior to the anticipated construction start date and receive the material permits before an interconnection is agreed with the relevant utility. To consider this milestone completed, we will have either finished an environmental impact study or received the material permits or approvals for the construction and operation of our solar project.

The most important goal of the advanced stage is to obtain an interconnection agreement with the relevant electric system operator and a revenue contract to sell power, usually through a Power Purchase Agreement (“PPA”). Long-term PPAs range from 5 to 15 years with creditworthy off takers, typically obtained by responding to requests for proposals or conducting bilateral negotiations with utility, commercial, industrial, municipal, or financial enterprises. In certain markets with liquid electricity trading, it is possible to enter into financial hedges to support a minimum price of power sold into such markets. More recently however, there have been investors prepared to acquire solar projects operating on a merchant basis without a PPA, given the ability to sell power into grids and make arbitrage profits.

A project in the advanced stage indicates a higher degree of confidence for successful completion. However, completion of a project may become unachievable during any stage of development for a variety of reasons including loss of land control, unsuitable studies, inability to obtain necessary permits or approvals, uneconomic or unavailable interconnection, or increased construction costs. Should a project be deemed not viable at any stage of development, the project will be discontinued. Accordingly, our focus is to continuously and rigorously evaluate project viability through the earlier development stages and identify projects which will not be viable as early as possible.

Once it has completed the advanced stage of development, a project is considered to be shovel-ready. At this point, VivoPower seeks qualified investors to purchase projects in order to maximize the return on our capital and opportunities from capital recycling. Potential purchasers are identified and engaged from those parties known to VivoPower, its development partners, previous investors, and generally within the renewable energy industry. In some cases, VivoPower may also opt to sell projects prior to completion of the advanced stage depending on investor interest and market conditions.

Depending on the purchasing party and their particular investment objectives and capabilities, VivoPower may enter into a development or project management agreement with them to manage construction on their behalf. During the construction stage, key contracts such as the PPA and interconnection agreements are finalized and executed (if not done previously). Costs to build and operate the project are determined with selected contractors, internal technical resources and engineers. All the definitive contracts between the project(s), financing parties and the EPC firm who will build the project will be executed, and after construction is completed, the project is commissioned and interconnected to the grid, achieving its commercial operations date (“COD”).

Once achieving COD, the operational stage begins, and the project generates electricity and sells power. During this phase, VivoPower may provide ongoing services encompassing operations, maintenance and optimization of these solar plants pursuant to long-term contracts. In addition, if a minority equity stake is retained, VivoPower may realize revenues from the sale of power and/or environmental credits or certificates.

The solar energy development industry is competitive. Competition within the industry is strong and can be expected to continue to increase. Some of our competitors have substantially more operating experience, access to financial, engineering, construction, business development or other resources important for solar energy development, larger footprints or brand recognition. We compete with energy and infrastructure funds and renewable energy companies and developers, as well as conventional power companies, to acquire, invest in and develop energy projects. Competition in the solar energy sector can be significantly affected by legal, regulatory and tax changes, as well as environmental and energy incentives provided by governmental authorities.

The solar industry, as well as the greater renewable energy and electricity industry, is also in the midst of a period of significant evolution. With more variable renewable resources being installed than ever before, electrical grid operators, utilities, retailers and consumers are demonstrating increasing appetite for battery energy storage technologies, both alongside renewable energy systems and on a standalone basis, to smooth or “firm” their electricity generation and demand profiles. At the same time, the cost to install energy storage assets, which was prohibitively high just a few years ago, is falling rapidly, resulting in increasingly attractive economics for battery systems. While VivoPower continues to pursue new solar projects, the Company is also accelerating its exploration of opportunities to develop storage assets, both combined with and separate from its solar developments.

VivoPower’s business is affected by various regulatory frameworks, particularly ones relating to energy and the environment. These include the rules and regulations of the Federal Energy Regulatory Commission (“FERC”), the U.S. Environmental Protection Agency (“EPA”), the Australian Energy Market Operator (“AEMO”), regional organizations that regulate wholesale electrical markets, state agencies and local governments that regulate energy development and generation planning and environmental matters, state agencies that regulate electrical work and services, and foreign governmental bodies that occupy roles similar to the foregoing. In the U.S., certain power companies and sales of power are regulated at the federal level by FERC. Our projects generally fall within a regulatory classification that is exempt from most FERC regulation. The exemptions proceed largely from the Public Utilities Regulatory Act of 1978, as amended (“PURPA”), which was designed to facilitate non-discriminatory access by independent power producers to transmission service and the electricity markets and require a significant portion of public utilities to purchase the power generated by independent power producers at a price set at the utility’s “avoided cost”, which is incremental cost that the utility would otherwise incur to generate or purchase the power it buys from the project. In the years since PURPA was enacted, the independent power sector has become well established and the power markets have become diversified, and in recent years, the public utilities have pushed for modifications to PURPA. In response, FERC has recently issued proposed rules that would give states flexibility to modify the public utilities’ obligations to purchase power from independent power producers and would tighten some of the qualifications for the related regulatory exemptions. If implemented, the new rules could potentially make it more difficult to obtain power purchase agreements with utilities in certain markets and could subject certain projects to regulation of the rates it charges for the power it delivers. At the state level, power companies and power sales are regulated by state utility commissions. Some state utility commissions require that projects above a specified size obtain approvals that require the commission to hold public hearings and provide an opportunity for the local community and stakeholders to object to the project. In addition, projects are subject to various federal, state, and local environmental permitting requirements (addressing such matters as stormwater management, wetlands disturbance, historical significance of the affected land, and wildlife impacts) and zoning compliance. Permitting conditions can result in increasing the costs of projects or limit the location and size of the projects.

Our business is also affected by various policy mechanisms that have been used by governments to accelerate the adoption of solar power or renewable energy technologies generally. Examples of such policy mechanisms include rebates, performance-based incentives, feed-in tariffs, tax credits, accelerated depreciation schedules and net metering policies. In some cases, such mechanisms are scheduled to be reduced or to expire or could be eliminated altogether. Rebates are provided to purchasers of solar systems based on the cost and size of the purchaser’s solar power system. Performance-based incentives provide payments to a solar system owner based on the energy produced by their solar power system. Feed-in tariffs (“FITs”) pay solar system owners for solar power system generation based on energy produced at a rate that is generally guaranteed for a period of time. Tax credits and accelerated depreciation schedules permit an owner of a solar project to claim applicable credits and deduct depreciation from income on an accelerated basis on their tax returns. Net metering policies allow customers to deliver to the electric grid any excess electricity produced by their on-site solar power systems, and to be credited for that excess electricity at a rate that is often at or near the full retail price of electricity.

In addition, many states in the U.S. and Australia have adopted renewable portfolio standards or similar mechanisms which mandate that a certain portion of electricity delivered by utilities to their customers come from eligible renewable energy resources. Some states have significantly expanded their renewable portfolio standards in recent years.

Our business is also affected by trade policy and regulations. Examples include tariffs on solar modules and solar cells. Such tariffs can have a significant impact on the pricing and supply of solar cells and solar modules, and as a result impact the sale value and/or economic viability of projects

Australia

VivoPower has developed and acquired a diverse portfolio of operating rooftop solar projects in Australia, totaling 2.8 MW across 85 sites in every Australian state and the Australian Capital Territory. These projects are fully contracted with commercial, municipal and non-profit customers under long-term PPAs. Pursuant to the Company’s strategy to recycle development capital, we have profitably monetized nearly all of these projects, having completed the sale of the Amaroo Solar Project (0.6 MW) in February 2018, the Express Power Portfolio of solar projects (0.2 MW) in September 2018, the Juice Capital Portfolio of solar projects (0.3 MW) in November 2018, and the Sun Connect Portfolio of solar projects (1.6 MW) between January and October 2019.

The sale of the remaining Sun Connect Portfolio projects in October 2019 was a significant event for the Company during the past financial year. The Sun Connect portfolio was acquired in December 2015 and originally consisted of 68 commercial and industrial sites totaling 1.6 MW spread across five Australian states, with PPA end dates between 2033 and 2035. The Company invested considerable time and effort to improve the portfolio including site performance evaluations, warranty replacements of faulty components, and customer communication. Prior to sale of the remaining portfolio, a total of 15 sites were sold through individual transactions for gross proceeds of $305,000. In October 2019, the Company announced the sale of the remaining 53 projects for $1.1 million, which VivoPower believes reflects an attractive return on invested capital. Combined with proceeds from individual project sales and monthly PPA receipts, the sale represented a 2.0x multiple of invested capital and an unlevered IRR of 20.0% before tax over the life of the Company’s investment in the Sun Connect Portfolio.

VivoPower is continuing to develop and finance new small- to medium-sized solar projects throughout Australia, both individually and with experienced partners. In July 2018, VivoPower entered into a definitive investment agreement with ITP for the development of a portfolio of utility-scale solar projects in New South Wales to an initial target of 50 MW. ITP is a global leader in renewable energy engineering, strategy and construction, as well as in energy sector analytics. Under the terms of the investment agreement, VivoPower funds up to 1.4 cents per watt (AC) of development costs per project in exchange for a 60% equity stake in each project, with an opportunity to achieve a sale and transfer at multiple stages, as early as shovel-ready. The projects will be developed on a merchant basis, with corporate offsite PPAs sought on an opportunistic basis during the development period.

To date, the Company has commenced development of two solar projects under the ITP investment agreement, the 15 MW Yoogali Solar Farm and the 5 MW Daisy Hill Solar Farm, both located in the Riverina region of New South Wales. Both projects are in advanced stages of development, and discussions are currently underway with various investors seeking to acquire the projects. Depending on the investor, VivoPower may remain involved to construct the project for a development fee to be agreed.

VivoPower believes its continued focus and investment in the Australian solar market is strategic, not only for the returns which VivoPower believes it can provide but also for the pipeline of potential EPC work it can provide to J.A. Martin. Additionally, all projects jointly developed by VivoPower and ITP are designed with the option to add or include battery storage. As the cost of energy storage technologies continues to decline and revenue opportunities for grid-connected storage assets increase due to high levels of renewable penetration within the Australian electrical grid, the economic feasibility of batteries co-located with solar projects is likely to improve and provide additional value potential for these projects. This is expected to be a strategic opportunity for the Kenshaw arm of Aevitas, given its critical power credentials.

The Australian renewable energy market is expected to experience very strong growth over the coming years. According to AEMO, 26 GW of new utility-scale, grid-connected renewable energy assets will be required by 2040 to replace the nearly two-thirds of Australia’s aging coal generators scheduled to be retired in that time. Combined with investment in new transmission infrastructure and up to 19 GW in new energy storage technologies, including big batteries and pumped hydro, AEMO foresees periods when up to 90% of energy demand in Australia’s National Electricity Market could be met by renewables by 2035. VivoPower is well positioned to be involved in the continued growth in both solar and energy storage.

Already the world leader in residential solar penetration, Australia will continue to add home rooftop solar, while at the same time seeing a boom in larger-scale commercial, industrial and utility-scale installations over the coming decades. With new solar already far less expensive than building or extending the lives of existing coal and gas generators, and nearly cheaper than running existing coal, Australia’s solar boom is expected to continue even in the absence of any additional incentives or other legislation. This will be amplified by battery storage, which has now become economic without subsidies in most parts of Australia.

The Company believes that the combined project development, financing and construction expertise of VivoPower and J.A. Martin uniquely positions us as a broad-spectrum service provider to the fast growing Australian renewables market, with capabilities to develop, finance and deliver both grid-connected and behind-the-meter solar and energy storage solutions for a range of commercial, industrial, corporate and municipal customers.

United States

VivoPower’s key objective in the U.S. is to enhance the value of and then monetize its portfolio of U.S. solar projects.

VivoPower’s portfolio of U.S. solar projects is held by Innovative Solar Ventures I, LLC (“ISS Joint Venture”), a joint venture with an affiliate of ISS. VivoPower invested in the ISS Joint Venture in April 2017 and secured a 50% economic ownership in a diversified portfolio consisting originally of 38 solar projects in nine states across the U.S. with a combined potential electrical generating capacity of 1.8 GW.

Under the terms of the ISS Joint Venture agreements, the Company committed to invest $14.1 million in the ISS Joint Venture for its 50% equity interest, after reducing the commitment by $0.8 million in potential brokerage commissions that have not been required and which have been credited towards the Company’s commitment. The $14.1 million commitment is allocated to each of the 38 projects based on monthly capital contributions determined with reference to completion of specific project development milestones under an approved development budget for the ISS Joint Venture. To June 30, 2020, the Company contributed $13.1 million of the $14.1 million commitment to the ISS Joint Venture, leaving a remaining capital commitment at June 30, 2020, of $1.1 million, which is recorded in trade and other payables.

With respect to any sale, two thirds of the first $15 million of cumulative gross proceeds of project sales are distributed to VivoPower, one third of the following $15 million, and 50% thereafter.

Of the original 38 projects, 6 have been discontinued as we considered them less economically attractive versus other projects and did not want to invest further capital in them. A further 9 projects have had their development put on hold due to economic considerations subsequent to VivoPower assuming Manager and Developer responsibilities of the ISS Joint Venture in April 2020, as described below under “Recent ISS Joint Venture Developments”. The projects are in various stages of development as summarized below and all are being actively marketed for sale with an expectation of full realization within the next 12 to 24 months. The reflection of projects in fiscal years is based on the expected date the project will complete the advanced stage of development and be “shovel-ready” and is for indicative purposes only as projects may be sold at any stage of development. Whilst a significant number of projects have been discontinued or put on hold in the year ended June 30, 2020, the overall investment in the portfolio is not considered impaired, as the Company believes that the invested cost in the ISS Joint Venture will be recovered by project sales.

Early Stage		Mid Stage			Advanced Stage	
Project	State	Capacity (MW)	Development Stage	Land Control	Interconnection Queue	Environmental Studies	Zoning / Use Permit	Interconnection Study	Interconnection Agreement	Power Purchase Agreement
FY2021 Solar Projects										
TX 75	TX	55	Advanced	✓	✓	✓	✓	✓		
TX 137	TX	28	Advanced	✓	✓	✓	✓	✓		
TX 144	TX	82	Advanced	✓	✓	✓	✓	✓		
TX 145	TX	62	Advanced	✓	✓	✓	✓	✓		
TX 165	TX	62	Advanced	✓	✓	✓	✓	✓		
TX 305	TX	41	Advanced	✓	✓	✓	✓	✓		
KS 291	KS	34	Mid	✓	✓	✓	✓			
OK 339	OK	69	Mid	✓	✓	✓	✓			
KS 229	KS	69	Mid	✓	✓	✓				
OK 267	OK	41	Mid	✓	✓	✓				
Subtotal	10 Projects	543								
FY2022 Solar Projects										
TX 177	TX	34	Advanced	✓	✓	✓	✓	◆	◆	
TX 195	TX	41	Advanced	✓	✓	✓	✓	◆	◆	
TX 341	TX	28	Advanced	✓	✓	✓	✓	◆	◆	
TX 207	TX	83	Mid	✓	✓	✓		◆	◆	
NM 88	NM	87	Mid	✓	✓	✓	✓			
TX 107	TX	93	Mid	✓	✓	✓	✓			
TX 276	TX	55	Mid	✓	✓	✓	✓			
TX 307	TX	55	Mid	✓	✓	✓	✓			
SC 76	SC	21	Mid	✓	✓	✓				
CO 239	CO	55	Early	✓		✓	✓			
GA 83	GA	27	Early	✓		✓	✓			
GA 86	GA	27	Early	✓		✓	✓			
GA 90	GA	27	Early	✓		✓	✓			
Subtotal	13 Projects	634								
Projects On Hold*										
GA 111	GA	27	On Hold - FY20	✓		✓	✓			
SC 129	SC	28	On Hold - FY20	✓	✓	✓	✓			
SC 132	SC	28	On Hold - FY20	✓	✓	✓	✓			
WA 211	WA	56	On Hold - FY20	✓		✓	✓			
KS 244	KS	34	On Hold - FY20	✓	✓	✓	✓			
CO 269	CO	55	On Hold - FY20	✓	✓	✓	✓	✓		
CO 320	CO	41	On Hold - FY20	✓	✓	✓	✓	✓		
WA 370	WA	74	On Hold - FY20	✓		✓	✓			
CO 371	CO	86	On Hold - FY20	✓	✓	✓		✓		
Subtotal	9 Projects	429								
Projects Discontinued										
FL 78	FL	75	Discontinued - FY20							
FL 168	FL	43	Discontinued - FY20							
FL 330	FL	41	Discontinued - FY20							
SC 97	SC	28	Discontinued - FY19							
SC 84	SC	30	Discontinued - FY19							
GA 112	GA	20	Discontinued - FY19							
Subtotal	6 Projects	238								
Total Active & Deferred	32 Projects	1,607								
Total US Projects	38 Projects	1,844

♦	Project has completed Interconnection Studies and executed an Interconnection Agreement, however studies and agreement will likely need to be redone.

*	Development of these projects has been put on hold due to economic considerations.

Recent ISS Joint Venture Developments

On June 17, 2020, the Company announced that it had assumed management control of the ISS Joint Venture, and post balance date, it has taken over the Manager and Developer responsibilities of the ISS Joint Venture from Innovative Solar, LLC. This action was taken as the Company is of the considered view that Innovative Solar had materially breached the terms of the joint venture agreements and failed to cure that breach within a reasonable amount of time. The Company’s claim of material breach by Innovative Solar included the following claims:

●

Innovative Solar, as Developer of the ISS Joint Venture, had materially breached its duty to properly render services to the ISS Joint Venture in accordance with the provisions of the Development Services Agreement between Innovative Solar and the Innovative Solar Ventures I, LLC; and

●

ISV I Management LLC (“ISV”), an affiliate of Innovative Solar, had materially breached its duties to manage the business of the ISS Joint Venture in accordance with the provisions of the Operating Agreement of the ISS Joint Venture.

Electric Vehicles and Sustainable Energy Solutions

In August 2020, VivoPower announced its plans to enter into the commercial EV market to provide sustainable energy solutions for LEVs. VivoPower expects to focus initially on servicing LEV customers in the mining and infrastructure sectors in Australia, before expanding globally in those sectors. VivoPower’s EV strategy is expected to include EV and battery leasing, critical power retrofits of premises (e.g. warehouses and depots) to enable optimized EV battery charging and microgrids and EV battery second life applications.

Our Strengths

Critical Power Services

We believe that the following strengths enable us to compete successfully in the critical power services industry:

We have a long history and well recognized brands in the most densely populated industrial belt in Australia

J.A. Martin and Kenshaw are headquartered in the Hunter Valley and Newcastle region, the most densely populated industrial belt in Australia. Founded in 1968, J.A. Martin has been servicing the region for over 50 years and Kenshaw, founded in 1981, has been operating in the region for almost 40 years. With over 700 active customers active government, commercial and industrial customers, the businesses have strong name recognition and reputations for quality and outstanding service, reflected in their certification under ISO 9001 Quality Management Systems.

J.A. Martin’s focus on small to medium sized solar development projects is low risk and less competitive

J.A. Martin has taken a strong foothold in the Australian solar EPC market, focusing on the small and medium sized solar project segment of the market. Since commencement of its solar business in 2016, J.A. Martin has successfully and profitably completed over 100MW of solar projects. The Australian solar generation market is expected to experience strong growth over the coming years and J.A. Martin’s strategy has been to deliberately focus on the less competitive small and medium sized solar project segment of the market. Larger projects have more stringent and onerous requirements, are most costly to build and are at greater risk from curtailment or restriction on grid connection and total generation, meaning cost blowouts and contracting issues arise more frequently. By concentrating on smaller projects, J.A. Martin is better able to control its risk, maintain its gross margins and avoid competing with much larger EPCs content to operate at lower margins.

Kenshaw’s focus on data centers and the health and ageing sector align it with strong tailwinds grow revenue

Kenshaw has experienced significant growth and is devoting significant focus to the data center and health and ageing sectors. This has aligned it with strong tailwinds driving customer expenditure in both sectors. In the data center sector, the growing importance of big data, internet of things and cloud computing have seen data centers take on an increasingly prominent role – a trend accelerated by a surge in data storage and processing requirements resulting from increased levels of remote working during the COVID-19 pandemic. Through its long-term relationship with one of Australia’s leading data center companies and business development efforts targeting other Australian data center companies, Kenshaw expects to continue to benefit from this trend. In the health and ageing sector, growth in spending is being driven by increased government spending, increasing aged care provider costs and growth in the number of people in Australia aged 70 and over (the eligible age for most aged care programs). Kenshaw has built up significant experience through servicing longstanding customers such in both the private and public sector.

Solar Development

We believe that the following strengths enable us to compete successfully in the solar development industry:

Our joint venture driven business model allows us to advance multiple projects simultaneously with a low-cost base

Successful solar development requires an experienced team that can manage many work streams on a parallel path, from initially identifying attractive locations, to land control, permitting, interconnection, power marketing, and project sale to investors. Rather than build a substantial team internally to accomplish all of these activities, our business model is to joint venture on a non-exclusive basis with existing experienced project development teams so that multiple projects can be advanced simultaneously and allow us to focus on provision of capital, project management, and marketing and sale of projects. By jointly developing projects with experienced partners, we benefit from those partners’ capabilities across tasks such as land procurement, environmental approvals and permits, interconnection studies, and power marketing, while we can maintain a focus on our areas of expertise such as project financing and disciplined deployment and recycling of capital. Additionally, when we agree to partner with these developers, we have the opportunity to spread our investment across a broad portfolio of projects originated by those partners, and to choose the projects which we feel best meet our objectives, diversifying our project base and reducing risk.

Our focus on developing many small- to medium-sized projects distinguishes us from our competitors and provides several competitive advantages

In both the U.S. and Australia, our focus is on developing small- to medium-sized solar projects, generally in the range of five to 60 MW in size. This is in contrast to the majority of larger renewable developers with whom we compete, who generally prefer to invest in and develop projects of at least 100 MW or even many times that size. Focusing smaller projects enables us to spread our capital and diversify our risk across many more projects than if we chose to develop larger projects, which typically have more stringent, onerous and costly requirements in order to complete development and begin construction. Additionally, as the penetration of variable renewable energy generators increases, grid-connected projects may increasingly be subject to curtailment or other restrictions on total generation. Developing many smaller projects in multiple geographic areas limits overall the impact of such issues across our portfolio. Small and medium sized projects may also be more attractive to many prospective corporate or municipal PPA counterparties, whose power procurement requirements may better align with the quantum of generation from our projects rather than larger sites.

The combined expertise of VivoPower and J.A. Martin uniquely positions us in the Australian renewables market

In the Australian solar industry, there are very few companies that both develop new solar energy projects and also provide EPC services for those projects. By combining the project development expertise of VivoPower with the solar EPC capabilities of J.A. Martin, we are able to generate value both from earning development fees from the sale of our solar farms as well as EPC revenues from construction of those same projects. J.A. Martin’s knowledge and experience as a solar EPC also allows us to better estimate the cost of constructing our projects throughout the development process, which is essential to evaluating the economic potential of our projects. We are also able to offer EPC services through J.A. Martin for projects we develop, which may be attractive to many prospective project investors in Australia who do not have those capabilities themselves.

Electric Vehicles and Sustainable Energy Solutions

We believe that the following strengths will enable us to compete successfully in the EV and SES industry:

Our proposed business model is differentiated as a holistic, three-pronged sustainable energy solution for customers

VivoPower’s proposed SES is focused on delivering beyond the initial conversion of customer’s fleets to EVs, leveraging incumbent expertise in the VivoPower group to offer, in parallel, the critical power retrofit of customers’ premises to enable optimized EV battery charging and additionally, a second-life application for EV batteries after their use in vehicles. The result is a turnkey solution for customers, especially those in industrial and mining sectors, to deliver an all-in-one conversion of their assets to an SES.

Our businesses in critical power services already serve a large customer base seeking this offering

VivoPower’s Critical Power Services Business Unit, Aevitas, which comprises of two wholly owned subsidiaries, J. A. Martin and Kenshaw, has over 700 customers including government, commercial and industrial customers across a diverse range of industries. Some of these customers have already expressed a desire to evaluate EV and SES solutions, serving as an immediate population of potential customers the group can leverage for fast deployment and growth of this strategy. The vast majority of Aevitas’s customers are in sectors where an SES solution will have strong positive implications for the business, including Mining & Resources, Infrastructure and Solar.

We have strong experience and presence in Australia, a region with a heavy concentration of infrastructure and mining industries and a large addressable market for EVs

Australia has the largest mining industry in the world by revenue, and the 4th largest market for pick-up trucks (known as ‘utes’), being the primary vehicle type favored in the fleets of companies in industrial and mining sectors. The utes market in Australia alone has a market size of US$12 billion with annual sales of more than 200,000 vehicles in 2019. That market is rapidly seeking EV solutions and sales in Australia increased more than 200% between 2018 and 2019 to more than 6,700 EVs. VivoPower has a strong presence in Australia through both its Critical Power Services Business Unit, Aevitas and its operations in the Australian solar industry. A large proportion of the group’s senior management, including the General Managers of J.A. Martin and Kenshaw, are located in the country, with extensive background and experience in the market and direct contact with customers in its infrastructure and mining industries.

Our Proprietary Product Platform

The key differentiator to VivoPower’s strategy is its focus on delivering a holistic three-pronged SES to customers, comprising of:

●	EVs and batteries;

●	Critical power retrofit of premises to enable optimized EV charging; and
●	Second-life applications for EV batteries post-use in vehicles.

This approach allows VivoPower to deliver an all-in-one solution for customers, where critical power retrofitting ensures the practicality of EVs is not diminished by lack of charging capability in the existing infrastructure, and successful second-life applications of VivoPower’s batteries after their use in vehicles, assists in driving down the ultimate cost to customers.

Electric vehicles and batteries

VivoPower intends to seek to offer customers a solution to electrify their ute fleets in Australia, initially focusing on the infrastructure and mining industries. These markets are already seeking EV solutions given a variety of sector-specific advantages such as avoidance of toxic emissions and deterioration of air quality due to diesel engine exhaust in closed industrial spaces and mines, savings on diesel fuel that can rise to significantly above market price in rural locations where mining and industrial operations often take place and the rapid deterioration and subsequent requirement for frequent replacement of vehicle parts associated with a combustion engine and diesel-powered drivetrain.

VivoPower intends to begin by offering customers the opportunity to purchase new EVs or convert existing vehicles through a partnership, alliance or acquisition of an entity with existing capability and expertise. The strategy intends to seek to lease EV batteries in parallel that can continue their life after the initial use in vehicles expires. This leasing strategy, which VivoPower intends to deploy for EVs themselves in the future, reduces the ultimate cost of moving to an SES for the customer, changing the business decision from one of capital expenditure to one of operating expense.

Critical power retrofit

Among the top reasons for the discouragement of EV purchases in Australia is the lack of access to charging infrastructure on customer premises. This acts as a point of friction for customers seeking the advantages of an electrified fleet, without the necessary infrastructure to provide optimal charging for these vehicles.

VivoPower intends to offer, as part of its SES, the retrofitting of customer premises with optimal EV charging capability. This will reduce the pain points for customers seeking to electrify part or all of their existing fleet, increase the practicality and advantages of EVs on the premises and ultimately create a cost advantage and convenience from local charging versus frequently remote mining and industrial operations and subsequent distance to refueling options.

Importantly, VivoPower already has the technical capability to retrofit customer premises with the appropriate critical power solutions through its subsidiary Kenshaw.

Second-Life batteries

The global shift from combustion engine vehicles to EVs, has created a need for ways to reuse or recycle retired EV batteries. BloombergNEF data shows that globally, the number of retired EV batteries is forecast to exceed 3.4 million packs by 2025, compared to around 55,000 in 2018. Globally, the second-life battery industry is expected to grow from $19.5 billion in 2020 to $33.7 billion by 2025. In August 2018, China implemented a new rule to make carmakers liable for expired batteries amid increasing waste in the sector. The situation is the same in Europe. In Australia, the majority of EV batteries are exported offshore for end-of-life processing.

Electric utes used in the mining industry have an average life of three years, while their EV batteries can maintain performance for over eight years. This creates a unique opportunity for VivoPower to replace utes for customers while re-using the same battery for new vehicles. Once the battery is no longer functional for vehicle purposes due to deterioration of storage capacity, making it unable to deliver the required range and acceleration, its residual value can be captured through applications in EV charging stations or renewable power storage, where capacity is not required to be as high. This delivers cost savings at multiple points that can be passed on to the customer, in addition to driving strong retention of customers wishing to achieve savings through re-using VivoPower batteries.

Our Business Strategy

VivoPower’s strategy for SES is to leverage its existing customer base through its Australian Critical Power Services Business Unit, Aevitas, to drive fast deployment and growth in the Australian market. Aevitas has over 700 active government, commercial and industrial customers, some of who have already expressed a desire to evaluate EVs. The majority of Aevitas’s customers are in sectors where the SES solution will have the strongest impact on the business, including Mining and Resources, Infrastructure and Solar. The existing capability of Kenshaw to complete the critical power retrofit of these customers’ premises for EVs is a natural sales channel for the SES strategy. Given the size of both the mining and utes market in Australia and VivoPower’s experience and presence in the region, the group will focus on the deployment of SES in Australia first. VivoPower will opportunistically partner, collaborate or acquire companies with capabilities such as the electrification of utes to fulfil its three-pronged strategy ‘in-house’ and deliver its turnkey solution to customers under one brand.

Competition

VivoPower will face competition in the Australian market in individual segments of its three-pronged SES, with few competitors of any scale seeking to offer a holistic, turnkey solution under one brand.

In the electrification of utes, competitors include GB Auto, Voltra, Zero Automotive and Safescape. While these companies are all advanced in the provision of EVs for mining industry use in Australia, they present a similar opportunity for partnership and collaboration with VivoPower in delivering its three-pronged SES strategy.

VivoPower could face competition from existing critical power services players in the retrofitting of client premises for EV charging capability such as Sulzer, Generator Power, MacFarlane, Komatsu and Stowe. We also expect that companies which currently develop charging infrastructure will compete with us, including Evie Networks, JET charge, Chargepoint, Tritium, EVSE, Keba and NHP Electrical Engineering.

In the second life application of batteries, there are few participants of scale in a market currently occupied by smaller companies and startups. Relectrify, an Australian second-life EV battery company, has recently launched a Relectrify Battery management System which uses repurposed EV batteries for energy storage at a significantly lower cost than an inverter.

Government Regulation and Product Approval

Before a new vehicle can be registered for the first time in Australia, it must meet the requirements of the Motor Vehicle Standards Act 1989 (“MVSA”). The MVSA applies to all new vehicles. Initially, VivoPower may qualify for the Low Volume Scheme for new vehicles which allows for the supply to the market of up to 25 or 100 vehicles per year per vehicle category and allows alternative forms of evidence against some of the Australian Design Rules (“ADRs”). The ADRs set out design standards for vehicle safety and emissions in Australia.

The Road Vehicle Standards Act 2018 (“RVSA”) and associated Road Vehicle Standards Acts relating to consequential and transitional provisions and charges passed Australian Federal Parliament in late 2018. The Road Vehicle Standards Rules 2019, which cover the operational aspects of the RVSA, were made in February 2019.

The RVSA will replace the existing MVSA and deliver an updated and modernized system to regulate the first provision of road vehicles to the Australian market. The RVSA and associated legislation is being phased in over the coming months to facilitate a smooth transition to the new regulatory framework. Full implementation of the RVS legislation is anticipated by July 2021.

Legal Proceedings and Related Matters

On February 26, 2018, Philip Comberg, formerly Chief Executive Officer and formerly a member of the Board of Directors of VivoPower, filed a claim in the High Court of Justice Queen’s Bench Division in the U.K. against VivoPower and a subsidiary, VivoPower International Services Limited (“VISL”). The claim is in respect of payments alleged to be due to Mr. Comberg, damages, and restitution in relation to services allegedly rendered by Mr. Comberg, interest and costs. In particular, Mr. Comberg claims VISL committed a repudiatory breach of Mr. Comberg’s service agreement with VISL in connection with the termination of Mr. Comberg’s employment in October 2017, and claims as damages amounts including £615,600 in unpaid amounts allegedly relating to the notice period under the service agreement, £540,000 relating to shares of stock in VivoPower that Mr. Comberg alleges were not delivered to him but were due, and, inter alia, amounts relating to bonuses alleged to be due, fees relating to services Mr. Comberg claims he provided, as well as interest and costs (collectively, the “Comberg Claims”).

On April 9, 2018, VivoPower and VISL filed a defense and counterclaims against Mr. Comberg. In the defense, VivoPower and VISL denied that a repudiatory breach was committed by VISL and denied the other Comberg Claims and asserted that Mr. Comberg was terminated for cause and/or by the acceptance on the part of VISL of Mr. Comberg’s own repudiatory breach of Mr. Comberg’s service agreement. VivoPower and VISL also filed counterclaims against Mr. Comberg alleging that Mr. Comberg had mismanaged the Company, misrepresented information to the VivoPower Board, and failed to report his own wrongdoing in breach of his services agreement and fiduciary duties to VivoPower and VISL.

On November 26, 2018, VivoPower and VISL agreed to a settlement of the counterclaims for an undisclosed amount. Following aborted attempts at settlement with respect to Mr. Comberg's claim, the matter was heard in the U.K. High Court in March 2020. On September 11, 2020, the U.K. High Court handed down a judgment on the case, in which the Company was partially successful, and the majority of Mr. Comberg’s claims were dismissed. The U.K. High Court also concluded that Mr. Comberg will be entitled to some damages for wrongful dismissal for loss of salary (subject to mitigation), but not including any loss of bonus. The damages also include loss of Omnibus/EIS shares, but such damages are limited by the number of shares and their value. In addition, there will be a judgment for Mr. Comberg for Deferred Remuneration and Mr. Comberg will be entitled to his October 2017 salary payment. The parties have been asked by the U.K High Court to express in money terms the effect of the various findings, and rulings on these matters remain outstanding.

In the year ended June 30, 2020, the Company has incurred $0.9 million of legal fees in relation to this matter, in addition to amounts incurred in prior periods. The Company made a provision at June 30, 2020, for the expected outcome of the trial of $1.1 million, including allocation of costs, based on advice about the Company’s chances of success for the different elements of the claims. The Company considers that the provision made at June 30, 2020 remains appropriate.

In June 2020, the Company advised that it had secured management control of its U.S. solar development joint venture company, Innovative Solar Ventures I LLC. This means the Company now has board control of the joint venture. Subsequent to this change, the Company received a proposal from its joint venture partner, ISS, where they offered to transfer ownership of their 50% of the joint venture portfolio to VivoPower for US$1 consideration. The consequence of accepting this offer would be an uplift of 74% in the size of the Company’s US solar development portfolio to 1,607 MW, when compared to the original starting portfolio of 922 MW (representing 50% of the 1,844 MW joint venture portfolio that the Company invested in back in April 2017). However, the offer is conditional upon VivoPower forgoing any rights to future claims against ISS. At the time of writing, negotiations remain ongoing between each party’s legal advisers as VivoPower is seeking additional consideration over and above the offer what has been tabled.

Employees

As of June 30, 2020, we had 204 (June 30, 2019: 181; March 31, 2019: 179; 2018: 198; 2017: 151) employees and subcontractors, as follows:

As at June 30, 2020	Australia	US	U.K.	Asia	Total
Sales and Business Development	10	-	-	-	10
Central Services and Management	23	1	3	-	27
Engineering and Critical Power Services	167	-	-	-	167
Total employees	200	1	3	-	204

As at June 30, 2019	Australia	US	U.K.	Asia	Total
Sales and Business Development	7	2	-	-	9
Central Services and Management	28	-	3	-	31
Engineering and Critical Power Services	141	-	-	-	141
Total employees	176	2	3	-	181

As at March 31, 2019	Australia	US	U.K.	Asia	Total
Sales and Business Development	7	2	-	-	9
Central Services and Management	28	-	4	-	32
Engineering and Critical Power Services	138	-	-	-	138
Total employees	173	2	4	-	179

As at March 31, 2018	Australia	US	U.K.	Asia	Total
Sales and Business Development	4	2	-	3	9
Central Services and Management	29	2	6	-	37
Engineering and Critical Power Services	148	4	-	-	152
Total employees	181	8	6	3	198

As at March 31, 2017	Australia	US	U.K.	Asia	Total
Sales and Business Development	10	2	-	2	14
Central Services and Management	27	4	4	-	35
Engineering and Critical Power Services	98	2	-	-	100
Total employees	135	8	4	2	149

Both J.A. Martin and Kenshaw have in place enterprise agreements jointly developed by the businesses and their employees with the purpose of developing and implementing workplace reform strategies so as to produce continuously improved environments aimed directly at improving the competitiveness of the businesses within their marketplaces and delivering job satisfaction and security for their employees.

We have never experienced labor-related work stoppages or strikes and believe that we have good relations with our employees.

Property

Our corporate headquarters is located in London, U.K.

We lease all of our facilities and do not own any real property. We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate planned expansion of our operations. Leased real property as at June 30, 2020 is as follows:

Company	Office Location	Purpose
VivoPower Pty Limited	Sydney, Australia	Solar development
J.A. Martin Electrical Pty Limited	Tomago, Australia	Head office, manufacturing, service
J.A. Martin Electrical Pty Limited	Gunnedah, Australia	Regional service
J.A. Martin Electrical Pty Limited	Mt Thorley, Australia	Regional service
Kenshaw Electrical Pty Limited	Cardiff, Australia	Head office, workshop, service
Kenshaw Electrical Pty Limited	Canberra, Australia	Regional service

Effective April 1, 2019, the Company adopted the provisions of IFRS 16 – Leases on a modified retrospective basis, adding $1.3 million to property, plant, and equipment representing right-of-use assets arising from operating leases. All amounts stated with respect to property, plant, and equipment from April 1, 2019, include the impact of this one-time adjustment and are separately identified as right-of-use assets (including motor vehicles held under lease liabilities) and therefore the balance of property, plant, and equipment at June 30, 2019, is not directly comparable to prior periods.

The Group has $2.5 million invested in property, plant, and equipment at June 30, 2020 (June 30, 2019: $3.0 million; March 31, 2019: $1.2 million; 2018: $1.9 million; 2017: $2.2 million). This includes plant and equipment of $0.5 million (June 30, 2019: $0.6 million; March 31, 2019: $0.4 million; 2018: $0.8 million; 2017: $1.2 million), motor vehicles of $0.5 million (June 30, 2019: $0.3 million; March 31, 2019: $0.5 million; 2018: $0.8 million; 2017: $0.6 million), computer equipment, fittings & equipment of $0.2 million (June 30, 2019: $0.3 million; March 31, 2019: $0.3 million; 2018: $0.3 million; 2017: $0.3 million), and right-of-use assets of $1.3 million (June 30, 2019: $1.8 million), representing leases for property and motor vehicles.

In addition, as part of our business model, we invest in solar development projects that include long-term leases, easements or other real property rights relating to the property on which such projects are developed. The costs of these leases are capitalized as part of project development costs and accounted for as investments.

MANAGEMENT

The following table sets forth the names, ages and positions of our directors and executive officers. Unless otherwise indicated, the business address of all of our directors and executive officers is The Scalpel, 18th Floor, 52 Lime Street, London EC3M 7AF, U.K.

Name	Age	Position	Appointed	Resigned
Directors:
Kevin Chin (1) (2) (3)	47	Non-Executive Director and Chairman	April 27, 2016
Matthew Cahir (1) (2) (3)	55	Non-Executive Director	June 16, 2020
Peter Jeavons (1) (2) (3)	55	Non-Executive Director	June 16, 2020
William Langdon (1) (2) (3)	59	Non-Executive Director	June 16, 2020
Michael Hui	40	Non-Executive Director	January 22, 2020
Shimi Shah	49	Non-Executive Director	December 28, 2017	June 16, 2020
Peter Sermol	58	Non-Executive Director	December 21, 2016	June 16, 2020
Ashwin Roy	45	Non-Executive Director	September 20, 2019	June 16, 2020

Executive Officers:
Kevin Chin (1) (2) (3)	47	Executive Chairman and Chief Executive Officer	March 25, 2020
Art Russell	59	Interim Chief Executive Officer	February 26, 2019	February 17, 2020
		Chief Financial Officer	December 1, 2017	February 25, 2019

(1)	Member (or in the case of Mr. Chin, non-voting observer) of the Audit and Risk Committee.
(2)	Member of the Remuneration Committee.
(3)	Member of the Nomination Committee.

      The following sets forth biographical information regarding our directors and executive officers. There are no family relationships between any director or executive officer and any other director or executive officer.

There are no other arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management, except that: Kevin Chin is the Chairman of AWN, which is a beneficial owner of 60.3% of VivoPower and is the beneficial owner of 9.2% of VivoPower through The Panaga Group Trust and Art Russell was employed by Arowana International UK Limited, a subsidiary of AWN, and was seconded on a full-time basis to VivoPower.

Executive Officers

Directors

Kevin Chin

Kevin Chin is the founder of Arowana, a diversified investment group with operating companies across the U.K., U.S., Asia, Australia and New Zealand. One of these operating companies, AWN, is listed on the Australian Securities Exchange and is the largest shareholder in VivoPower. Arowana also operates other unlisted companies and investments.

Over his 25 plus year career, Mr. Chin has accumulated extensive experience in “hands on” strategic and operational management having served as CEO, CFO and COO of various public and private companies across a range of industries, including solar energy, software, traffic management, education, funds management and vocational education. He is the author of the business book, “HyperTurnaround!” which chronicles his leadership of the privatization, rapid turnaround and subsequent global scale up of a software company called RuleBurst Haley culminating in a sale to Oracle. Mr. Chin regularly writes for Inc.com on topic such as turnarounds and growing pains challenges. He also has significant international experience in private equity, buyouts of public companies, mergers and acquisitions and capital raisings as well as funds management, accounting, litigation support and valuations with prior roles at LFG, J.P. Morgan, PWC and Deloitte.

Mr. Chin holds a Bachelor of Commerce degree from the University of New South Wales where he was one of the inaugural University Co-Op Scholars with the School of Banking and Finance. He is also a qualified Chartered Accountant and a Fellow of FINSIA, where he was a curriculum writer and lecturer in the Master of Applied Finance program. Mr. Chin resides primarily in London, U.K.

Matthew Cahir

Matthew Cahir has had a 35-plus year career focused on the enterprise software, technology and telecommunications sectors. In the last 15 years, he has held a number of global executive leadership roles, including as CEO, President and COO. His key expertise has been working for private equity and venture capital backed firms focused on turning around distressed or underperforming portfolio companies.

Mr. Cahir has worked for the Goldman Sachs backed Nuxeo, Exeter Group, the Francisco Partners backed Mincom and RuleBurst Haley (acquired by Oracle) among others. He is a global expert and teacher in sales strategy and execution and has worked with the world’s leading teams at firms that include Vista Equity Partners, Accenture, Oracle, SAP and CA. He resides in Virginia, just outside of Washington, D.C.

Mr. Cahir is chairman of the Remuneration and Nominations Committee of the Company.

William Langdon

William Langdon has had a 25-plus year career in the software, technology and enterprise data sectors after starting his career at Disney in finance and marketing. He served as CFO of venture-backed OmniTicket Network and after served in a series of senior management roles at digital mapping leader NAVTEQ (acquired by Nokia). After starting in European Sales, he became General Manager of the global Distribution division and President of NAVTEQ’s first acquisition, a digital mapping company based in Seoul, South Korea. Since that time, he has served in a series of senior management roles with venture-backed French technology start-ups including Goldman Sachs backed Nuxeo and Intersec, backed by Highland Europe.

Mr. Langdon received his MBA from Yale University and is a member of the Singula Institute Board of Directors. He resides in New York City, United States.

Mr. Langdon serves as chairman of the Audit and Risk Committee of the Company.

Peter Jeavons

Peter Jeavons has over 30 years’ experience working in a number of executive-level international roles predominantly focused on leading technology and enterprise software solutions across many industry sectors. His career has been spent working for small start-ups, medium-sized and large corporate businesses, helping to drive strong growth, turnarounds and with involvement from both sides in successful merger and acquisition activities. He specializes in policy, regulatory and legislative compliance-based solutions and has a strong interest in how technology can help to drive sustainability and save the planet.

Mr. Jeavons was part of the global leadership team that sold a high-growth business to Oracle and then successfully relaunched their regulatory compliance solution as a native SaaS platform internationally. During his career he has also worked for companies including Infor, who are another large enterprise software company and was responsible for the European business at Nuxeo, a Goldman Sachs backed, open source, enterprise content management software provider.

He currently leads the EMEA business for First Insight, the market leader in machine-led, artificial intelligence and predictive analytics for retailers. Mr. Jeavons completed his Non-Executive Director’s diploma with Pearson in 2013 and is also supporting other software start-ups to scale their operations internationally. He resides in London, United Kingdom.

Michael Hui

Michael Hui brings a unique background to the VivoPower Board given his dual Information Technology and Law degrees and experiences. During his career, he has built significant expertise across a diverse range of sectors in both an investment as well as an operational capacity.

Mr. Hui serves as the Director of Private Enterprise Investments (Australasia) for VivoPower’s largest shareholder, AWN Holdings and also the broader Arowana group. In 2011, he joined Arowana as an Investment Director, and since then he has worked across a range of Arowana’s operating businesses including education and asset management. Mr. Hui led the formation and structuring of the Arowana Australasian Special Situations Fund (AASSF) and most recently, the building of Arowana’s education business, EdventureCo. His primary focus at present is driving corporate development (including mergers and acquisitions and technology-based transformation), working alongside the leadership teams of Aevitas and EdventureCo. Previously, Michael was Co-founder and CEO of an online payments business and spent more than 10 years as a lawyer practicing corporate and commercial law. He resides in Brisbane, Australia

Board Composition and Director Independence

We have five directors on our board of directors. All of the current directors are members pursuant to the board composition provisions of our articles of association.

Staggered Board

In accordance with the terms of our articles of association, our board of directors is divided into three staggered classes of directors of the same or nearly the same number and each will be assigned to one of the three classes. At each annual general meeting of the shareholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual general meeting of stockholders to be held during the years 2020 for Class A directors, 2021 for Class B directors and 2022 for Class C directors:

●	our Class A directors are William Langdon, Matthew Cahir and Peter Jeavons.
●	no Class B directors are currently appointed.
●	our Class C director is Kevin Chin. .

Our articles of association provide that the number of our directors shall not be subject to any maximum but shall not be less than two, unless otherwise determined by a majority of our board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Director Independence

Rule 5605 of the Nasdaq Listing Rules requires a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. Under Rule 5605(a)(2), a director will only qualify as an “independent director” if, in the opinion of our board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Our board of directors has determined that Peter Jeavons and William Langdon are “independent directors” under the Rule 5605 of the Nasdaq Listing Rules.

Committees of the Board of Directors and Corporate Governance

Corporate Governance

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practice in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws. We currently do not intend to take advantage of any such exemptions.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable requirements of the rules adopted by the SEC.

Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Committees of the Board

We have an Audit and Risk Committee and a Remuneration and Nominations Committee (with the standalone Nominations Committee having been merged) and have a charter for each of these committees.

Audit and Risk Committee

The Audit and Risk Committee is comprised of William Langdon (who is Chair of the Audit and Risk Committee), Matthew Cahir and Peter Jeavons, all of whom joined the committee on June 16, 2020, and have been determined by the Board to be independent under the applicable Nasdaq listing standards. Ashwin Roy served on the committee from his appointment on September 20, 2019 until his resignation on June 16, 2020. Shimi Shah and Peter Sermol also served on the committee until their resignations on June 16, 2020.

Upon the resignation of Edward Hyams, an independent director, on November 16, 2018, the Company no longer complied with Nasdaq’s audit committee requirements as set forth in Listing Rule 5605, which requires a minimum of three independent directors on the committee. On September 20, 2019, Ashwin Roy joined the committee as an independent director, enabling the Company to regain compliance with Listing Rule 5605 on that date.

The Audit and Risk committee has a written charter, a form of which is available on VivoPower’s website at www.vivopower.com.

The purpose of the Audit and Risk Committee, as specified in the Audit and Risk Committee charter, includes, but is not limited to, assisting the board of directors in overseeing and monitoring:

●	the Company's accounting and financial reporting processes and internal control over financial reporting;
●	the audit and integrity of the Company’s financial statements;
●	the qualifications, independence, remuneration, engagement terms with and performance of the Company’s registered public accounting firm;
●	the Company's compliance with accounting, regulatory and related legal and requirements;
●	the adequacy and security of the Company’s compliance and fraud-detection procedures;
●	risk assessment and risk management; and
●	maintenance of oversight of related party transactions to help ensure that they are appropriately disclosed and to make recommendations to the board regarding authorization.

The Audit and Risk Committee is required to be composed exclusively of “independent directors,” as defined under the Nasdaq listing standards and the rules and regulations of the SEC, and each of whom must be, among other requirements, “financially literate,” as defined under Nasdaq’s listing standards. Nasdaq’s listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, VivoPower is required to certify to Nasdaq that the committee has at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication.

The board of directors determined that since December 28, 2017, none of the members of the Audit and Risk Committee satisfied Nasdaq’s definition of financial sophistication or qualifies as an “audit committee financial expert” as defined under rules and regulations of the SEC. Accordingly, on July 18, 2018, the board of directors appointed Kevin Chin as a non-voting observer member of the Audit and Risk Committee. The board of directors has determined that Kevin Chin satisfies Nasdaq’s definition of financial sophistication and also qualifies as an “audit committee financial expert” as defined under rules and regulations of the SEC. On September 20, 2019, Ashwin Roy was appointed to the board of directors and was also appointed to the Audit and Risk Committee. The board of directors has determined that Ashwin Roy satisfied Nasdaq’s definition of financial sophistication and also qualified as an “audit committee financial expert” as defined under rules and regulations of the SEC. Accordingly, Kevin Chin resigned as a non-voting observer from the Audit and Risk Committee on September 20, 2019. Ashwin Roy resigned from the board of directors and Audit and Risk Committee on June 16, 2020. On the same date, William Langdon was appointed to the board of directors and the Audit and Risk Committee. The board of directors has determined that William Langdon satisfies Nasdaq’s definition of financial sophistication and also qualified as an “audit committee financial expert” as defined under rules and regulations of the SEC.

Remuneration and Nominations Committee

The Remuneration Committee is comprised of Matthew Cahir (chair of the Remuneration Committee), William Langdon and Peter Jeavons, all of whom joined the committee on June 16, 2020, and each of whom the Board has determined is independent under the applicable Nasdaq listing standards. Shimi Shah, Ashwin Roy and Peter Sermol served on the committee until their resignations on June 16, 2020.

The Remuneration Committee has a written charter, a form of which is available on VivoPower’s website at www.vivopower.com.

The Remuneration Committee’s duties, which are specified in our Remuneration Committee Charter, include, but are not limited to:

●	setting the remuneration policy for all executive directors and executive officers, including pension rights and any compensation payments;
●	reviewing the appropriateness and relevance of the remuneration policy;
●	determining total individual compensation packages;
●	reviewing and designing share incentive and share option plans, determining awards thereunder and administering such plans;
●	approving design of and targets for performance-related pay schemes;
●	determining pension arrangements;
●	appointing compensation consultants;
●	approving contractual appointment terms for directors and senior executives; and
●	related duties.

Nominations Committee

The Nominations Committee of the board of directors has been merged with the Remuneration Committee. It is comprised of William Langdon, Matthew Cahir and Peter Jeavons, all of whom joined the committee on June 16, 2020, and each of whom the Board has determined is independent under the applicable Nasdaq listing standards. Ashwin Roy served on the committee from his appointment on September 20, 2019 until his resignation on June 16, 2020. Shimi Shah and Peter Sermol served on the committee until their resignation on June 16, 2020. Edward Hyams also served on the committee until his resignation on November 16, 2018. Shimi Shah joined the Nominations Committee on December 28, 2017.

The Nominations Committee has a written charter, a form of which is available on VivoPower’s website at www.vivopower.com.

The Nominations Committee is responsible for overseeing the selection of persons to be nominated to serve on VivoPower’s board of directors.

The Nominations Committee considers persons identified by its members, management, shareholders, investment bankers and others. Pursuant to its charter, the Nominations Committee, before any appointment is made by the board of directors, evaluates the balance of skills, knowledge, experience and diversity on the Board, and, in the light of this evaluation, prepares a description of the role and capabilities required for a particular appointment, and consider candidates on merit and against objective criteria and with due regard for the benefits of diversity on the Board, taking care that appointees have enough time available to devote to the position.

The Nominations Committee considers a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The Nominations Committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The Nominations Committee will not distinguish among nominees recommended by shareholders and other persons.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors, executive officers and employees, including our chief executive officer, chief financial officer, controller, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Business Conduct and Ethics is posted on the investor relations section of our website at www.vivopower.com.

If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Compensation

Directors and Executive Management Compensation

The tables below set out the compensation paid to our directors and executive officers for the year ended June 30, 2020, three months ended June 30, 2019 and year ended March 31, 2019.

Year Ended June 30, 2020	Salary & Fees	Benefits	Pension	Long Term Incentives	Sevevance	Total
Directors:
Kevin Chin 1	$196,923	$-	$-	$-	$-	$196,923
Matthew Cahir 2	$2,000	$-	$-	$-	$-	$2,000
Peter Jeavons 3	$2,000	$-	$-	$-	$-	$2,000
William Langdon 3	$2,000	$-	$-	$-	$-	$2,000
Michael Hui 4	$11,131	$-	$-	$-	$-	$11,131
Shimi Shah 5	$72,617	$-	$-	$-	$-	$72,617
Peter Sermol 5	$72,617	$-	$-	$-	$-	$72,617
Ashwin Roy 6	$38,558	$-	$-	$-	$-	$38,558
Executive Officers:
Kevin Chin 7	$73,710	$-	$-	$15,696	$-	$89,406
Art Russell 8	$221,690	$-	$22,169	$-	$-	$243,858

1

Of the fees recorded, $83,265 (£65,000) of outstanding and past due fees were settled as equity under a Bonus Stock Award in lieu of cash, for which Mr. Chin was awarded 111,020 immediately vesting shares, granted on March 31, 2020 at a price of $0.75 per share (subject to all necessary approvals).

2

Reflects shorter period of employment as a director from June 16, 2020 to June 30, 2020. In addition to his services as a director, Mr. Cahir provides consulting services to the Company in relation to the ISS Joint Venture, for which he receives a monthly fee of $32,000. In the year ended June 30, 2020, Mr. Cahir charged a total of $421,800 for the services, of which $229,721 of outstanding and past due fees were settled as equity under a Bonus Stock Award in lieu of cash, for which Mr. Cahir was awarded 306,295 immediately vesting shares, granted on March 31, 2020 at a price of $0.75 per share.

3	Reflects shorter period of employment from June 16, 2020 to June 30, 2020. Fees settled as 1,724 RSU’s ($2,000) each.
4

Reflects shorter period of employment from January 22, 2020 to June 30, 2020. In addition to his services as a director, Mr. Hui also receives equity-based remuneration in relation to his involvement in management of Critical Power Services segment, and the “hyper-turnaround” programme. In the period April 1, 2020 to June 30, 2020, Mr. Hui accrued an estimated 4,200 ($3,150) PSU’s towards a maximum total 5,250 PSU’s in the vesting period April 1, 2020 to September 30, 2020. Actual numbers of PSU’s vesting at the end of the vesting period are dependent on meeting quarterly performance goals.

5	Reflects shorter period of employment from to July 1, 2019 to June 16, 2020.
6	Reflects shorter period of employment from to September 20, 2019 to June 16, 2020.
7	Reflects shorter period of employment from March 25, 2020 to June 30, 2020, in capacity as Executive Chairman and Chief Executive Officer.
8	Reflects shorter period of employment from July 1, 2019 to March 17, 2020.

Three Months Ended June 30, 2019	Salary & Fees	Benefits	Pension	Long Term Incentives	Severance	Total
Directors:
Kevin Chin	$62,136	$-	$-	$-	$-	$62,136
Shimi Shah	$19,122	$-	$-	$-	$-	$19,122
Peter Sermol	$19,122	$-	$-	$-	$-	$19,122
Executive Officers:
Art Russell	$74,903	$1,873	$7,490	$1,100	$-	$85,366

Year Ended March 31, 2019	Salary & Fees	Benefits	Pension	Long Term Incentives	Severance	Total
Directors:
Kevin Chin	$254,084	$-	$-	$-	$-	$254,084
Shimi Shah	$104,658	$-	$-	$-	$-	$104,658
Peter Sermol	$80,094	$-	$-	$-	$-	$80,094
Gary Hui *	$97,395	$5,156	$-	$-	$-	$102,551
Edward Hyams **	$43,361	$-	$-	$-	$-	$43,361
Executive Officers:
Art Russell	$234,843	$5,871	$23,484	$12,800	$-	$276,998
Carl Weatherley-White ***	$330,778	$31,087	$-	$58,162	$111,650	$531,676

*

Reflects shorter period of employment from April 1, 2018 to October 26, 2018. In addition to director fees, Gary Hui was also paid a salary of $200,769 for the period, of which $145,000 was recharged to AWN; the amount presented in the table above only includes the amount that was not recharged to AWN. The retained cost is paid in compensation for additional work undertaken for the benefit of the Company, including his role on the investment committee.

**	Reflects shorter period of appointment, from April 1, 2018 to November 16, 2018.
***	Reflects shorter period of employment, from April 1, 2018 to February 12, 2019.

Employment Agreements

Executive Agreements

Kevin Chin is employed by a personal service company, Arowana Partners Group Pty Ltd, which charges fees for Mr. Chin’s services to VivoPower International Services Limited. Pursuant to a deed of variation dated June 29, 2020, Mr. Chin’s original non-executive directorship appointment, dated August 1, 2016, was varied to reflect Mr. Chin assuming the positions of Executive Chairman and Chief Executive Officer of VivoPower International PLC, effective from March 25, 2020. The cost of Mr. Chin’s executive service agreement is paid by VivoPower International Services Limited. The agreement provides for remuneration of £270,000 per annum until June 30, 2021. The remuneration includes the cost of any support resources required by Mr. Chin to fulfil the role.

In addition, Mr. Chin has been granted 348,800 shares in the form of Restricted Stock Units and Performance Stock Units at an issue price of US$0.75 per share (representing the share price on March 25, 2020), that will vest over 5 years and 3 years respectively. This was approved by the Remuneration and Nomination Committee of the Board on June 16, 2020.

Potential Payments Upon Termination or Change in Control

Kevin Chin, Executive Chairman and Chief Executive Officer, may be terminated upon twelve months’ notice at any time, for any reason, with or without cause. Other than the twelve-month notice period, there are no other special payments upon termination or change or control.

The appointment letters of the non-executive directors of the Company are generally terminable upon one month’s written notice and do not contain provisions providing for special payments upon termination or change in control.

Equity Compensation Plans

On July 3, 2017, the board of directors approved adoption of the Company’s 2017 Omnibus Incentive Plan (the “Incentive Plan”), which was subsequently approved by shareholders. The purpose of the Incentive Plan is to provide a means through which the Company and its subsidiaries may attract and retain key personnel and to provide a means whereby personnel of the Company and its subsidiaries can acquire and maintain equity interests in the Company and align their interests with those of the Company’s stockholders. Types of awards that may be granted under the Incentive Plan include options, stock appreciation rights, restricted stock and restricted stock units, stock bonus awards and performance compensation awards. The Remuneration Committee of the Board of Directors administers the Incentive Plan and determines the terms and conditions of the awards. Awards are evidenced by an award agreement containing the terms and conditions of each award. Under the Incentive Plan (or a Sub-Plan for Non-Employees that was also approved with the Incentive Plan), the Company may grant awards to employees, executives, officers, consults, or advisors of the Company or its subsidiaries.

During the year-ended March 31, 2019, a total of 18,297 restricted stock units, 54,890 performance stock units, and 129,805 stock bonus awards were granted, of which only 4,575 restricted stock units and 129,805 stock bonus awards had vested. By June 30, 2019, 126,805 (March 31, 2019: 75,805) bonus stock awards had been delivered and nil restricted stock units. The remaining vested but undelivered shares were delivered in the following year.

During the year-ended June 30, 2020, a total of 294,838 restricted stock units, 512,100 performance stock units, and 417,315 stock bonus awards were granted, of which 417,315 stock bonus awards have vested. By June 30, 2020, of the vested bonus stock awards, nil have been delivered, and will be delivered in the following year.

Limitations on Liability and Indemnification Matters

Subject to the provisions of any relevant legislation, each of our directors and other officers (excluding an auditor) may be entitled to be indemnified by us against all liabilities incurred by him in the execution and discharge of his duties or in relation to those duties. The Companies Act renders void an indemnity for a director against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director.

RELATED PARTY TRANSACTIONS

Transactions and Balances with Related Persons

AWN Holdings Limited (formerly Arowana International Limited) is the ultimate controlling party by virtue of its 60.3% shareholding in VivoPower. Kevin Chin, Executive Chairman and Chief Executive Officer of VivoPower, is also Chief Executive of AWN Holdings Limited. During the period, a number of services were provided to the Group from AWN and its subsidiaries (“AWN”); the extent of the transactions between the two groups is listed below.

On June 30, 2020, the Company completed a refinancing transaction on its shareholder loan. Under the terms of the refinancing, the new loan applies normal commercial terms, with interest at 10.0% per annum and line fee of 2%. Both interest and line fee are payable monthly in advance, except that until the Company achieves a corporate liquidity event such as a business sale or capital raise, the interest and line fee will accrue without payment. Principal is repayable in equal monthly instalments commencing July 2021 until March 2022. The new refinanced loan capitalized and settled existing related party balances with AWN, as detailed below, for a total principal as at June 30, 2020 of $23,303,288.

Prior to the refinancing, VivoPower was indebted to AWN via a shareholder loan on normal commercial terms with interest at 8.5% per annum payable monthly in advance and principal repayable in equal monthly instalments of $75,000 for ten months beginning April 2018, with the remainder repayable in 21 equal monthly instalments commencing July 2020. At June 30, 2019 the principal balance due to AWN by VivoPower under this loan was $18,242,636 (March 31, 2019: $18,242,636; 2018: $18,992,636, and this amount plus unpaid interest of $2,185,701 was settled as part of the parent company loan refinancing transaction on June 30, 2019, leaving nil balance at June 30, 2020.

VivoPower was indebted to AWN via a shareholder loan on normal commercial terms with interest at 10.0% per annum payable monthly in arrears and principal repayable upon release of restricted cash held as bank guarantee security as disclosed in Note 16 to the consolidated financial statements. Of the principal balance as at June 30, 2019 of $765,681, $320,530 was repaid in the year ending June 30, 2020, whilst the remaining $445,151 plus interest was capitalized in the parent company loan refinancing, settled on June 30, 2020.

A $1,300,000 bridge loan was provided to VivoPower by AWN during the year ended June 30, 2020. The loan plus accrued interest of $43,231 was settled as part of the parent company loan refinancing on June 30, 2020.

Directors fees for Kevin Chin in the amount of $207,181 were charged to the Company by Arowana Partners Group Pty Limited, a company of which Mr. Chin is a shareholder and director, during the year ended June 30, 2020. At June 30, 2020 the Company had an account payable to Arowana Partners Group Pty Limited of $68,911(June 30, 2019; $88,516; March 31, 2019: $47,990; 2018: $42,188) in respect of these services.

Art Russell, Interim Chief Executive Officer, was employed by Arowana International UK Limited, a subsidiary of AWN until his resignation on March 17, 2020, and seconded to VivoPower; $243,858 was charged to the Company during the year ended June 30, 2020. At June 30, 2020, the Company had an account payable of $185,253 (June 30, 2019: $116,923; March 31, 2019: $32,657; 2018: $80,026) in respect of these services.

Michael Hui, non-executive director of VivoPower International PLC, is also an employee of AWN. During the year ended June 30, 2020, Mr. Hui invoiced the Company $11,131 for director fees from the date of his appointment to the Board in January 2020. At June 30, 2020, the Company had an account payable of $1,878 in respect of these services.

From time to time, costs incurred by AWN on behalf of VivoPower are recharged to the Company. During the year ended June 30, 2020, $108,785 was recharged to the Company. At June 30, 2020, the Company has a payable to AWN in respect of recharges of $202,024 (June 30, 2019: $1,268,670; March 31, 2019: $1,268,670; 2018: $1,802,003). On June 30, 2020 $1,066,666 of the recharge balance was settled and capitalized in the refinanced AWN loan

Aevitas is indebted to the following subsidiaries of AWN via their holdings in Aevitas convertible notes, which are accounted for as equity instruments within other reserves, as more fully described in Note 23 to the consolidated financial statements, and for which they earned $659,843 of interest during the year ended June 30, 2020. The outstanding amount represents the face value plus interest accrued to June 30, 2020:

●	Arowana Australasian Special Situations 1A Pty Ltd: 666,666 Aevitas convertible loan notes with an outstanding amount of $4,729,996;
●	Arowana Australasian Special Situations 1B Pty Ltd: 666,667 Aevitas convertible loan notes with an outstanding amount of $4,730,003; and
●	Arowana Australasian Special Situations 1C Pty Ltd: 666,667 Aevitas convertible loan notes with an outstanding amount of $4,730,003.

Subsidiaries of AWN hold the following convertible preferred shares of Aevitas, which are accounted for as equity instruments within other reserves, and for which they earned $73,253 of dividends during the year ended June 30, 2020. The outstanding amount represents the face value plus dividends accrued to June 30, 2020:

●	Arowana Australasian Special Situations 1A Pty Ltd: 388,889 Aevitas convertible preferred shares with an outstanding amount of $1,216,880;
●	Arowana Australasian Special Situations 1B Pty Ltd: 388,889 Aevitas convertible preferred shares with an outstanding amount of $1,216,880;
●	Arowana Australasian Special Situations 1C Pty Ltd: 388,889 Aevitas convertible preferred shares held with an outstanding amount of $1,216,880; and,
●	Arowana Australasian Special Situations Fund 1 Pty Limited: 833,333 Aevitas convertible preferred shares with an outstanding amount of $2,607,597.

Aevitas is indebted to The Panaga Group Trust, of which Mr. Kevin Chin is a beneficiary and one of the directors of the corporate trustee of such trust, who holds 4,500 Aevitas convertible loan notes with an outstanding amount of $30,359 representing face value plus interest accrued to June 30, 2020 and earned interest of $1,485 for the year ended June 30, 2020.

Aevitas is also indebted to The Panaga Group Trust, who also holds 4,500 Aevitas convertible preferred shares with an outstanding amount of $13,426 representing face value plus dividends accrued to June 30, 2020 and earned dividends of $636 for the year ended June 30, 2020.

Policies and Procedures for Related Party Transactions

VivoPower’s Code of Ethics requires that situations that could be reasonably expected to give rise to a conflict of interest be fully disclosed to the Company’s Compliance Officer, and provides that conflicts of interest may only be waived by the board of directors or an appropriate committee of the board of directors. Under the Code of Ethics, a conflict of interest is deemed to occur when an employee’s private interest interferes, or appears to interfere, with the interests of the Company as a whole, and in general the Code of Conduct provides that, subject to certain exceptions in the Code, the following should be considered conflicts of interest: (i) no employee may be employed or engaged by a business that competes with the Company or deprives it of any business; (ii) no employee should use corporate property, information or his or her position with the Company to secure a business opportunity that would otherwise be available to the Company; (iii) no employee may obtain loans or guarantees of personal obligations from, or enter into any other personal financial transaction with, any company that is a material customer, supplier, financing partner or competitor of the Company. This guideline does not prohibit arms-length transactions with recognized banks or other financial institutions; (iv) no employee may have any financial interest (ownership or otherwise), either directly or indirectly through a spouse or other family member, in any other business or entity if such interest adversely affects the employee’s performance of duties or responsibilities to the Company, or requires the employee to devote time to it during such employee’s working hours at the Company except that with the prior approval of the board of directors of the Company, an employee may hold up to 5% ownership interest in a publicly traded company that is in competition with the Company; provided that if the employee’s ownership interest in such publicly traded company increases to more than 5%, the employee must immediately report such ownership to the Compliance Officer; no employee may hold any ownership interest in a privately held company that is in competition with the Company except with the prior approval of the board; and no employee may hold any ownership interest in a company that has a business relationship with the Company if such employee’s duties at the Company include managing or supervising the Company’s business relations with that company.

VivoPower’s Audit and Risk Committee, pursuant to its written charter, is responsible for maintaining oversight of conflict of interest transactions to help to ensure that they are appropriately disclosed and make recommendations to the board of directors regarding authorization. The Audit and Risk Committee considers all relevant factors when determining whether to approve a conflict of interest transaction, including whether the conflict of interest transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. VivoPower requires each of its directors and executive officers to complete an annual directors’ and officers’ questionnaire that elicits information about conflict of interest transactions.

These procedures are intended to determine whether any such conflict of interest impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

VivoPower also complies with English law provisions in relation to directors’ conflicts contained in the Companies Act 2006 and specific provisions contained in the Company’s articles of association. The Companies Act 2006 permits directors of U.K. public limited companies to have conflicts of interests provided that their articles of association permit directors to authorize a conflict and the directors do authorize any such conflict in accordance with such provision.

PRINCIPAL SHAREHOLDERS

The following table and related footnotes set forth information with respect to the beneficial ownership of our ordinary shares as of June 30, 2020, by:

●	each of our directors and members of the executive board; and

●	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person. Ownership of our ordinary shares by the “principal shareholders” identified above has been determined by reference to our share register, which provides us with information regarding the registered holders of our ordinary shares but generally provides limited, or no, information regarding the ultimate beneficial owners of such ordinary shares. As a result, we may not be aware of each person or group of affiliated persons who beneficially owns more than 5% of our ordinary shares. Based on our share register and other information made available to us by certain of our shareholders, as of June 30, 2020, 69,496 ordinary shares, representing 0.51% of our issued and outstanding ordinary shares, were held by one U.S. record holder. Our calculation of the percentage of beneficial ownership prior to this offering is based on 13,557,376 ordinary shares outstanding as of June 30, 2020. The percentage ownership information assumes no exercise of the underwriters’ option to purchase additional shares.

	Ordinary Shares Beneficially Owned Prior to the Offering		Ordinary Shares Beneficially Owned After the Offering
Name of Beneficial Owner (1)	Number	Percent	Number	Percent
Greater than 5% Shareholders
AWN Holdings Limited (2)	8,176,804	60.3%	8,176,804	49.6%
The Panaga Group Trust (3)	1,241,531	9.2%	1,241,531	7.5%

Named Executive Officers and Directors
Kevin Chin (4)(5)(6)(7)	1,315,762	9.7%	1,315,762	8%
James Tindal-Robertson	-	-%	-	-%
Matthew Cahir	-	-%	-	-%
William Langdon	-	-%	-	-%
Peter Jeavons	-	-%	-	-%
Michael Hui	-	-%	-	-%

All Directors as a Group (5 persons)	1,315,762	9.7%	1,315,762	8%

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o VivoPower International PLC, The Scalpel, 18th Floor, 52 Lime Street, London EC3M 7AF, United Kingdom.
(2)

According to a Schedule 13D filed January 31, 2017, on behalf of AWN Holdings Limited (formerly Arowana International Limited) (“AWN”), Arowana Australasian Special Situations Fund 1 Pty Limited (“Arowana Fund Co”), Arowana Australasian VCMP 2, LP (“Arowana Fund GP”), Arowana Australasian Special Situations Partnership 1, LP (“Arowana Fund”), Arowana Energy Holdings Pty Ltd. (“Arowana Energy”), AWN, as the controlling shareholder of each of Arowana Fund Co, Arowana Fund GP, Arowana Fund and Arowana Energy, may be deemed to beneficially own 8,176,804 ordinary shares. This amount includes 5,718,879 ordinary shares held directly by AWN, 488,435 ordinary shares directly held by certain entities controlled by AWN, 1,027,203 ordinary shares held by Arowana Fund and 942,287 ordinary shares held by Arowana Energy. The business address of these entities is c/o Arowana Inc., at Level 11, 153 Walker Street, North Sydney, NSW 2060, Australia.

(3)

According to a Schedule 13D filed on January 9, 2017, on behalf of Kevin Chin, The Panaga Group Trust (the “Trust”), Panaga Group Pty Ltd. (the “Trustee”), Mr. Chin, the Trust and the Trustee share sole voting and dispositive control over the shares reported. The business address of these entities is Level 11, 110 Mary Street, Brisbane, QLD 4000, Australia.

(4)	The business address is c/o AWN Holdings Ltd., at Level 11, 110 Mary Street, Brisbane, QLD 4000, Australia.
(5)	Represents shares held by Borneo Capital Pty Limited and The Panaga Group Trust, of which Mr. Chin is a beneficiary and one of the directors of the corporate trustee of such fund.
(6)	Does not include shares held by AWN Holdings Limited, of which Mr. Chin is a director.
(7)

In 2015, Arowana Partners Group, a private Australian company of which Mr. Chin is sole shareholder and director lent $607,470 to Gary Hui’s private vehicle, Beira Corp, a British Virgin Islands entity, pursuant to a loan agreement. Beira Corp has not paid back the loan together with accumulated interest upon its maturity and has been attempting to settle the loan in full by transferring 325,046 VivoPower International PLC shares to Arowana Partners Group. This has been rejected by Arowana Partners Group on the basis that the value of these shares is significantly below the outstanding loan and accumulated interest and that the transfer of such shares could be in contravention of securities law if any transfer happened during blackout periods. This matter is now the subject of a legal dispute and therefore the shareholding balances above do not reflect the VivoPower shares that Beira Corp currently holds.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

The following description of the material terms of the share capital of VivoPower includes a summary of specified provisions of the amended and restated memorandum and articles of association of VivoPower. This description is qualified by reference to VivoPower’s amended and restated memorandum and articles of association, copies of which are attached to this proxy statement/prospectus and are incorporated in this proxy statement/prospectus by reference.

General

We are incorporated as a public company with limited liability and our affairs are governed by our articles of association and the laws of England.

The following description summarizes the most important terms of our share capital. We have adopted an amended and restated articles of association, and this description summarizes the provisions that are included therein. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this “Description of Share Capital and Articles of Association” section, you should refer to our amended and restated articles of association, which is included as an exhibit to this prospectus, and to the applicable provisions of the Companies Act 2006 (the “Companies Act”).

Our ordinary shares have the rights and restrictions described in the subsection entitled “Key Provisions in our Articles of Association.”

We are not permitted under English law to hold our own shares unless they are repurchased by us and held in treasury.

Key Provisions in our Articles of Association

The following is a summary of certain key provisions of our articles of association.

Objects and Purposes

The Companies Act abolished the need for an objects clause and, as such, our objects are unrestricted.

Shares and Rights Attaching to Them

General

Other than the voting rights described herein, all ordinary shares have the same rights and rank pari passu in all respects. Subject to the provisions of the Companies Act and any other relevant legislation, our shares may be issued with such preferred, deferred or other rights, or such restrictions, whether in relation to dividends, returns of capital, voting or otherwise, as may be determined by ordinary resolution (or, failing any such determination, as the directors may determine). We may also issue shares which are, or are liable to be, redeemed at the option of us or the holder.

Voting Rights

The holders of ordinary shares are entitled to vote at general meetings of shareholders. Each ordinary shareholder is entitled, on a show of hands, to one vote; and on a poll, to one vote for each ordinary share held. For as long as any ordinary shares are held in a settlement system by the Depository Trust Company, all votes shall take place on a poll.

In the case of joint holders of a share, the vote of the joint holder whose name appears first on the register of members in respect of the joint holding shall be accepted to the exclusion of the votes of the other joint holders.

A shareholder is entitled to appoint another person as his proxy (or in the case of a corporation, a corporative representative) to exercise all or any of his rights to attend and to speak and vote at a general meeting.

Capital Calls

Under our articles of association, the liability of our shareholders is limited to the amount, if any, unpaid on the shares held by them.

The directors may from time to time make calls on shareholders in respect of any monies unpaid on their shares, whether in respect of nominal value of the shares or by way of premium. Shareholders are required to pay called amounts on shares subject to receiving at least 14 clear days' notice specifying the time and place for payment. “Clear days” notice means calendar days and excludes the date of mailing, the date of receipt or deemed receipt of the notice and the date of the meeting itself. If a shareholder fails to pay any part of a call, the directors may serve further notice naming another day not being less than 14 clear days from the date of the further notice requiring payment and stating that in the event of non-payment the shares in respect of which the call was made will be liable to be forfeited. Subsequent forfeiture requires a resolution by the directors.

Restrictions on Voting Where Sums Overdue on Shares

None of our shareholders (whether in person by proxy or, in the case of a corporate member, by a duly authorized representative) shall (unless the directors otherwise determine) be entitled to vote at any general meeting or at any separate class meeting in respect of any share held by him unless all calls or other sums payable by him in respect of that share have been paid.

Dividends

The directors may pay interim and final dividends in accordance with the respective rights and restrictions attached to any share or class of share, if it appears to them that they are justified by the profits available for distribution.

Unless otherwise provided by the rights attaching to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid, and apportioned and paid proportionally to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the directors resolve, be forfeited and cease to remain owing by us. In addition, we will not be considered a trustee with respect to, or liable to pay interest on, the amount of any payment into a separate account by the directors or any unclaimed dividend or other sum payable on or in respect of a share.

We may cease to send any payment in respect of any dividend payable in respect of a share if:

●	in respect of at least two consecutive dividends payable on that share the check or warrant has been returned undelivered or remains uncashed (or another method of payment has failed);
●

in respect of one dividend payable on that share the check or warrant has been returned undelivered or remains uncashed, or another method of payment has failed, and reasonable inquiries have failed to establish any new address or account of the recipient; or

●

a recipient does not specify an address, or does not specify an account of a type prescribed by the directors, or other details necessary in order to make a payment of a dividend by the means by which the directors have decided that a payment is to be made, or by which the recipient has elected to receive payment, and such address or details are necessary in order for us to make the relevant payment in accordance with such decision or election, but, subject to the articles of association, we may recommence sending checks or warrants or using another method of payment for dividends payable on that share if the person(s) entitled so request and have supplied in writing a new address or account to be used for that purpose.

The directors may, with the authority of an ordinary resolution of the Company, offer to shareholders the right to elect to receive, in lieu of a dividend, an allotment of new shares credited as fully paid. The directors may also direct payment of a dividend wholly or partly by the distribution of specific assets.

Distribution of Assets on Winding-up

If the Company is wound up, the liquidator may, with the sanction of a special resolution and any other sanction required by law, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability.

Variation of Rights

The rights attached to any class may be varied, either while we are a going concern or during or in contemplation of a winding up (a) in such manner (if any) as may be provided by those rights; or (b) in the absence of any such provision, with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares), or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class, but not otherwise.

Transfer of Shares

All of our shares in certificated form may be transferred by an instrument of transfer in any usual or common form or any form acceptable to the directors and permitted by the Companies Act and any other relevant legislation.

The directors may, in their absolute discretion, refuse to register the transfer of a share in certificated form which is not fully paid. They may also refuse to register a transfer of a share in certificated form (whether fully paid or not) unless the instrument of transfer: (a) is lodged, duly stamped, at our registered office or at such other place as the directors may appoint and (except in the case of a transfer by a financial institution where a certificate has not been issued in respect of the share) is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer; (b) is in respect of only one class of share; and (c) is in favor of not more than four transferees.

Alteration of Capital

We may, by ordinary resolution, consolidate and divide all or any of our share capital into shares of larger amount than our existing shares; and sub-divide our shares, or any of them, into shares of a smaller amount than our existing shares; and determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others.

Pre-emption Rights

There are no rights of pre-emption under our articles of association in respect of transfers of issued ordinary shares. In certain circumstances, our shareholders may have statutory pre-emption rights under the Companies Act in respect of the allotment of new shares in our company. These statutory pre-emption rights, when applicable, would require us to offer new shares for allotment to existing shareholders on a pro rata basis before allotting them to other persons. In such circumstances, the procedure for the exercise of such statutory pre-emption rights would be set out in the documentation by which such ordinary shares would be offered to our shareholders. These statutory pre-emption rights may be disapplied by a special resolution passed by shareholders in a general meeting or a specific provision in our articles of association.

Directors

Number

Subject to the provisions of the Companies Act, a majority of the directors may from time to time fix the maximum number of directors and unless so fixed the number of directors (other than alternate directors) shall not be subject to any maximum. The minimum number shall not be less than two.

Classification

The directors of VivoPower shall be divided into three classes, as nearly equal in number as possible and designated as Class A, Class B and Class C. At each succeeding annual general meeting of VivoPower, successors to the class of directors whose term expires at that annual general meeting shall be elected for a three-year term.

The initial term of Class A Directors expired at the Company’s first annual general meeting in September 2017, Class B Directors at the 2018 annual general meeting, and Class C Directors at the 2019 annual general meeting.

A resolution for election of the new directors appointed in June 2020 as Class B Directors will be tabled at the 2020 annual general meeting for a three-year term. Kevin Chin is a Class C Director and was re-elected for a three-year term at the 2019 annual general meeting. Kevin Chin is Executive Chairman of the board.

Appointment of Directors

The directors may appoint a person who is willing to act as a director, and is permitted by law to do so, to be a director, either to fill a vacancy or as an additional director.

Termination of a Director’s Appointment

A director may be removed with the approval of all of the other directors and a person would cease to be a director as the result of certain other circumstances as set out in our articles of association, including resignation, by law and continuous non-attendance at board meetings. Directors are not subject to retirement at a specified age limit under our articles of association.

Borrowing Powers

Under our directors’ general power to manage our business, our directors may exercise all our powers to borrow money and to mortgage or charge our undertaking, property and uncalled capital or parts thereof and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of ours or of any third party.

Quorum

The quorum necessary for the transaction of business of the directors may be fixed from time to time by the directors and unless so fixed shall be two. Provided that a director declares his interest (as outlined in the subsection entitled “–Directors’ Interests and Restrictions” below) a director may vote as a director in regard to any transaction in which he is interested or upon any matter arising therefrom and if he shall so vote his vote shall be counted and he shall be counted in the quorum present at the meeting (aside from in relation to counting towards quorum in relation to the authorization of a director's conflict).

Directors’ Interests and Restrictions

Subject to the provisions of the Companies Act, and provided that he has disclosed in accordance with English law the nature and extent of any material interests of his, a director notwithstanding his office:

●	may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested; and
●

may be a director or other officer of, or be employed by, or hold any position with, or be a party to any transaction or arrangement with, or otherwise interested in, any body corporate in which the Company is interested; and

●

notwithstanding the fact that a proposed decision of the directors concerns or relates to any matter in which a director has, or may have, directly or indirectly, any kind of interest whatsoever, that director may participate in the decision-making process for both quorum and voting purposes although any director facing such a conflict is not to be counted as participating in the decision to authorize the conflict for quorum or voting purposes.

A director shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Remuneration

Until otherwise determined by ordinary resolution, the directors may determine the amount of fees to be paid to the directors for their services provided that any fees paid to the directors shall not exceed the amounts set out in the then applicable directors' remuneration policy approved by members for the purposes of section 439A of the Companies Act 2006.

Any director who holds any other office with us, or who serves on any committee of the directors, or who performs, or undertakes to perform, services which the directors consider go beyond the ordinary duties of a director may be paid such additional remuneration as the directors may determine.

The directors may also be paid all reasonable expenses properly incurred by them in connection with the exercise of their powers and the discharge of their responsibilities as directors.

Share Qualification of Directors

Our articles of association do not require a director to hold any shares in us by way of qualification. A director who is not a member shall nevertheless be entitled to attend and speak at general meetings.

Indemnity of Officers

Subject to the provisions of any relevant legislation, each of our directors and other officers (excluding an auditor) may be entitled to be indemnified by us against all liabilities incurred by him in the execution and discharge of his duties or in relation to those duties. The Companies Act renders void an indemnity for a director against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director.

Shareholders Meetings

Calling of General Meetings

A general meeting may be called by a majority of the directors, the chairman of the board of directors or the chief executive officer. The directors are also required to call a general meeting once we have received requests to hold a general meeting from shareholders representing at least 50% of the paid up capital of the company entitled to vote at a general meeting.

Quorum of Meetings

No business shall be transacted at any meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorized representative of a corporation which is a member (including for this purpose two persons who are proxies or corporate representatives of the same member), shall be a quorum.

Attendance

The directors or the chairman of the meeting may direct that any person wishing to attend any general meeting should submit to and comply with such searches or other security arrangements as they consider appropriate in the circumstances.

The directors may make arrangements for simultaneous attendance and participation by electronic means allowing persons not present together at the same place to attend, speak and vote at general meetings.

Limitation on Owning Securities

Our articles of association do not restrict in any way the ownership or voting of our shares by non-residents.

Disclosure of Interests in Shares

If we serve a demand on a person under section 793 of the Companies Act (which requires a person to disclose an interest in shares), that person will be required to disclose any interest he has in our shares. Failure to disclose any interest can result in the following sanctions: suspension of the right to attend or vote (whether in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class or on any poll; and where the interest in shares represent at least 0.25% of their class (excluding treasury shares) also the withholding of any dividend payable in respect of those shares and the restriction of the transfer of any shares (subject to certain exceptions).

Exchange Controls

Other than applicable taxation, anti-money laundering and counter-terrorist financing law and regulation and certain economic sanctions which may be in force from time to time, there are no English laws or regulation, or any provision of our articles of association, which would prevent the import or export of capital or the remittance of dividends, interest or other payments by us to holders of our ordinary shares who are not residents of the U.K. on a general basis.

Differences in Corporate Law

The applicable provisions of the Companies Act 2006 differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Companies Act 2006 applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and English law.

	England and Wales	Delaware
Number of Directors	Under the Companies Act 2006, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company’s articles of association.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.

Removal of Directors

Under the Companies Act 2006, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided 28 clear days’ notice of the resolution has been given to the company and its shareholders. On receipt of notice of an intended resolution to remove a director, the company must forthwith send a copy of the notice to the director concerned. Certain other procedural requirements under the Companies Act 2006 must also be followed such as allowing the director to make representations against his or her removal either at the meeting or in writing.

Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, shareholders may effect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Vacancies on the Board of Directors

Under English law, the procedure by which directors (other than a company’s initial directors) are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders at a general meeting, resolutions appointing each director must be voted on individually unless the shareholders present vote to disapply this requirement without any vote in opposition.

Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (a) otherwise provided in the certificate of incorporation or by-laws of the corporation or (b) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Annual General Meeting	Under the Companies Act 2006, a public limited company must hold an annual general meeting in each six-month period following the company’s annual accounting reference date.

Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

General Meeting

Under the Companies Act 2006, a general meeting of the shareholders of a public limited company may be called by the directors.

Shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings can require the directors to call a general meeting and, if the directors fail to do so within a prescribed period, may themselves call a general meeting.

Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Notice of General Meetings

Under the Companies Act 2006, 21 clear days’ notice must be given for an annual general meeting and any resolutions to be proposed at the meeting. Subject to a company’s articles of association providing for a longer period, at least 14 clear days’ notice is required for any other general meeting. In addition, certain matters, such as resolutions to remove directors or auditors, require special notice, which is 28 clear days’ notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the shareholders having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.

Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.

Proxy	Under the Companies Act 2006, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.

Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Pre-emptive Rights

Under the Companies Act 2006, “equity securities”, being (i) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution (“ordinary shares”) or (ii) rights to subscribe for, or to convert securities into, ordinary shares, proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise (in each case in accordance with the provisions of the Companies Act 2006).

Under Delaware law, shareholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

Authority to Allot

Under the Companies Act 2006, the directors of a company must not allot shares or grant rights to subscribe for or to convert any security into shares unless an exception applies or an ordinary resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise (in each case in accordance with the provisions of the Companies Act 2006).

Under Delaware law, if the corporation’s charter or certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. It may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

Liability of Directors and Officers

Under the Companies Act 2006, any provision (whether contained in a company’s articles of association or any contract or otherwise) that purports to exempt a director of a company, to any extent, from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Any provision by which a company directly or indirectly provides an indemnity, to any extent, for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is also void except as permitted by the Companies Act 2006, which provides exceptions for the company to (a) purchase and maintain insurance against such liability; (b) provide a “qualifying third party indemnity”(being an indemnity against liability incurred by the director to a person other than the company or an associated company as long as he is successful in defending the claim or criminal proceedings or in obtaining relief from the court); and (c) provide a “qualifying pension scheme indemnity”(being an indemnity against liability incurred in connection with the company’s activities as trustee of an occupational pension plan)

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

●    any breach of the director’s duty of loyalty to the corporation or its stockholders;

●    acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

●    intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

●    any transaction from which the director derives an improper personal benefit.

Voting Rights

Under English law, unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or by the company’s articles of association, shareholders shall vote on all resolutions on a show of hands. Under the Companies Act 2006, a poll may be demanded by (a) not fewer than five shareholders having the right to vote on the resolution; (b) any shareholder(s) representing not less than 10% of the total voting rights of all the shareholders having the right to vote on the resolution; or (c) any shareholder(s) holding shares in the company conferring a right to vote on the resolution being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company’s articles of association may provide more extensive rights for shareholders to call a poll.

Under English law, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present, in person or by proxy, who, being entitled to vote, vote on the resolution. Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present, in person or by proxy, at the meeting.

Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

Shareholder vote on Certain Transactions

The Companies Act 2006 provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors that are used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. These arrangements require:

●   the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders, or class thereof present and voting, either in person or by proxy; and

●     the approval of the court.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

●    the approval of the board of directors; and

●    approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Standard of Conduct for Directors

Under English law, a director owes various statutory and fiduciary duties to the company, including:

●   to act in the way he considers, in good faith, would be most likely to promote the success of the company for the benefit of its shareholders as a whole, subject in certain specified circumstances to consider or act in the interests of the creditors of the company;

●     to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;

●    to act in accordance with the company’s constitution and only exercise his powers for the purposes for which they are conferred;

●     to exercise independent judgement;

●     to exercise reasonable care, skill and diligence;

●    not to accept benefits from a third party conferred by reason of his being a director or doing, or not doing, anything as a director; and

●   a duty to declare any interest that he has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

Shareholder Litigation

Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, the Companies Act 2006 provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from an act or omission involving a director’s negligence, default, breach of duty or breach of trust and (ii) a shareholder may bring a claim for a court order where the company’s affairs have been or are being conducted in a manner that is unfairly prejudicial to some or all of its shareholders.

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

●    state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiffs shares thereafter devolved on the plaintiff by operation of law; and

●   allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

●     State the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

Other UK Law Considerations

Squeeze-out

Under the Companies Act, if a takeover offer (as defined in section 974 of the Companies Act) is made for the shares of a company and the offeror were to acquire, or unconditionally contract to acquire:

●	not less than 90% in value of the shares to which the takeover offer relates (the “Takeover Offer Shares”); and
●

where those shares are voting shares, not less than 90% of the voting rights attached to the Takeover Offer Shares, the offeror could acquire compulsorily the remaining 10% within three months of the last day on which its offer can be accepted. It would do so by sending a notice to outstanding shareholders telling them that it will acquire compulsorily their Takeover Offer Shares and then, six weeks later, it would execute a transfer of the outstanding Takeover Offer Shares in its favor and pay the consideration to the company, which would hold the consideration on trust for outstanding shareholders. The consideration offered to the shareholders whose Takeover Offer Shares are acquired compulsorily under the Companies Act must, in general, be the same as the consideration that was available under the takeover offer.

Sell-out

The Companies Act also gives minority shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer (as defined in Section 974 of the Companies Act). If a takeover offer related to all the shares of a company and, at any time before the end of the period within which the offer could be accepted, the offeror held or had agreed to acquire not less than 90% of the shares to which the offer relates, any holder of the shares to which the offer related who had not accepted the offer could by a written communication to the offeror require it to acquire those shares. The offeror is required to give any shareholder notice of his or her right to be bought out within one month of that right arising. The offeror may impose a time limit on the rights of the minority shareholders to be bought out, but that period cannot end less than three months after the end of the acceptance period. If a shareholder exercises his or her rights, the offeror is bound to acquire those shares on the terms of the offer or on such other terms as may be agreed.

Disclosure of Interest in Shares

Pursuant to Part 22 of the Companies Act, a company is empowered by notice in writing to require any person whom the company knows to be, or has reasonable cause to believe to be, interested in the company’s shares or at any time during the three years immediately preceding the date on which the notice is issued to have been so interested, within a reasonable time to disclose to the company details of that person’s interest and (so far as is within such person’s knowledge) details of any other interest that subsists or subsisted in those shares.

Dividends

Under English law, before a company can lawfully make a distribution, it must ensure that it has sufficient distributable reserves. A company’s distributable reserves are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made.

In addition to having sufficient distributable reserves, a public company will not be permitted to make a distribution if, at the time, the amount of its net assets (that is, the aggregate of the company’s assets less the aggregate of its liabilities) is less than the aggregate of its issued and paid-up share capital and undistributable reserves, or if the distribution would result in the amount of its net assets being less than that aggregate.

Purchase of Own Shares

Under English law, a public limited company may purchase its own shares only out of the distributable profits of the company or the proceeds of a new issue of shares made for the purpose of financing the purchase. A public limited company may not purchase its own shares if as a result of the purchase there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares.

Subject to the foregoing, because the Nasdaq Capital Market is not a “recognized investment exchange” under the Companies Act, a company may purchase its own fully paid shares only pursuant to a purchase contract authorized by ordinary resolution of the holders of its ordinary shares before the purchase takes place. Any authority will not be effective if any shareholder from whom the company proposes to purchase shares votes on the resolution and the resolution would not have been passed if such shareholder had not done so. The resolution authorizing the purchase must specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

A share buy back by a company of its ordinary shares will give rise to UK stamp duty at the rate of 0.5% of the amount or value of the consideration payable by the company, and such stamp duty will be paid by the company.

Our articles of association do not have conditions governing changes in our capital which are more stringent than those required by law.

Statutory Pre-emption Rights

Under English law, a company must not allot equity securities to a person on any terms unless the following conditions are satisfied:

●

it has made an offer to each person who holds ordinary shares in the company to allot to them on the same or more favorable terms a proportion of those securities that is as nearly as practicable equal to the proportion in nominal value held by them of the ordinary share capital of the company; and

●	the period during which any such offer may be accepted has expired or the company has received notice of the acceptance or refusal of every offer so made.

For these purposes “equity securities” means ordinary shares in the company or rights to subscribe for, or to convert securities into, ordinary shares in the company. “Ordinary shares” means shares other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution.

The statutory pre-emption rights are subject to certain exceptions, including the issue of ordinary shares for non-cash consideration, an allotment of bonus shares and the allotment of equity securities pursuant to an employees’ share scheme. The statutory pre-emption rights may also be disapplied with the approval of 75% of shareholders.

Shareholder Rights

Certain rights granted under the Companies Act, including the right to requisition a general meeting or require a resolution to be put to shareholders at the annual general meeting, are only available to our members. For English law purposes, our members are the persons who are registered as the owners of the legal title to the shares and whose names are recorded in our register of members. In the case of shares held in a settlement system operated by the Depository Trust Company (“DTC”), the registered member will be DTC's nominee, Cede & Co. If a person who holds their ordinary shares in DTC wishes to exercise certain of the rights granted under the Companies Act, they may be required to first take steps to withdraw their ordinary shares from the settlement system operated by DTC and become the registered holder of the shares in our register of members. A withdrawal of shares from DTC may have tax implications.

UK City Code on Takeovers and Mergers

The Company is subject to the Takeover Code as it is one of the types of company the Takeover Panel specifies it regulates (set out in Section 3(a) of the Code). However, the Company does not consider that it is subject to the Takeover Code in connection with the offering.

History of Security Issuances

We were incorporated on February 1, 2016 with an issued share capital of 50,000 ordinary shares of nominal value of £1.00 each. Since incorporation there have been the following changes to our issued share capital:

●

pursuant to the authority granted by a resolution, passed as an ordinary resolution by our shareholders on August 3, 2016: that the existing 50,000 ordinary shares of £1 each in the capital of the Company be sub-divided into 5,514,375 ordinary shares of £ 0.00906721 each;

●

pursuant to the authority granted by a resolution, passed as an ordinary resolution by our shareholders on August 3, 2016: that a further 204,504 ordinary shares of £ 0.00906721 each be allotted up to an aggregate nominal amount of £1,854.29; and

●

pursuant to the authority granted by a resolution, passed as an ordinary resolution by our shareholders on August 3, 2016 that the share capital be redenominated from Great British Pounds to U.S. Dollars.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 33 N. LaSalle St., 11th Floor, Chicago, IL 60602.

Listing

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “VVPR.”

SHARES ELIGIBLE FOR FUTURE SALE

Lock-Up Agreements

In connection with this offering, we, our directors, our executive officers and certain shareholders have agreed, subject to certain exceptions, with the underwriter not to dispose of or hedge any shares of our ordinary shares or securities convertible into or exchangeable for shares of ordinary shares during the period from the date of the lock-up agreement continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the underwriter and certain other exceptions. The underwriter has advised us that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated):

●	who is not considered to have been one of our affiliates at any time during the 90 days preceding a sale; and
●

who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell his shares without restriction, subject to our compliance with the reporting obligations under the Securities Exchange Act of 1934.

In general, under Rule 144, a person who is our affiliate and has beneficially owned ordinary shares for at least six months is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

●	1.0% of the number of ordinary shares then outstanding, which is expected to compare to approximately 164,986 ordinary shares immediately after this offering; and
●	the average weekly trading volume of the ordinary shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 in connection with the sale.

Any such sales by an affiliate are also subject to manner of sale provisions, notice requirements and our compliance with Securities Exchange Act of 1934 reporting obligations.

In addition, in each case, these shares would remain subject to any lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S under the Securities Act provides that shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares may be sold in some other manner outside the United States without requiring registration in the United States.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Equity Incentive Plans

We have filed with the SEC a registration statement under the Securities Act covering the ordinary shares that we may issue upon exercise of outstanding options reserved for issuance under the VivoPower International PLC 2017 Omnibus Equity Incentive Plan. Accordingly, shares registered under such registration statement are or will be available for sale in the open market, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

TAXATION

U.K. Tax Considerations

The following statements are a general guide to certain aspects of current U.K. tax law and the current published practice of HM Revenue and Customs, both of which are subject to change, possibly with retrospective effect.

The following statements are intended to apply to holders of ordinary shares who are only resident for tax purposes in the U.K., who hold the ordinary shares as investments and who are the beneficial owners of the ordinary shares. The statements may not apply to certain classes of holders of ordinary shares, such as dealers in securities and persons acquiring ordinary shares in connection with their employment. Prospective investors in ordinary shares who are in any doubt as to their tax position regarding the acquisition, ownership and disposition of the ordinary shares should consult their own tax advisers.

Dividends

Withholding tax

We will not be required to deduct or withhold U.K. tax at source from dividend payments we make.

Individuals

U.K. resident and domiciled holders do not have to pay tax on the first £2,000 of dividend income received in the 2019/2020 U.K. tax year (the “dividend allowance”). However, tax will be levied on any dividends received over the dividend allowance at 7.5% on dividend income within the basic rate band, 32.5% on dividend income within the higher rate band and 38.1% on dividend income within the additional rate band.

Corporate shareholders within the charge to U.K. corporation tax

Holders of ordinary shares within the charge to U.K. corporation tax which are “small companies” for the purposes of Chapter 2 of Part 9A of the Corporation Tax Act 2009 (for the purposes of U.K. taxation of dividends) will not be subject to U.K. corporation tax on any dividend received from us provided certain conditions are met (including an anti-avoidance condition).

Other holders within the charge to U.K. corporation tax will not normally be subject to tax on dividends from us, provided that one of a number of possible exemptions applies.

If the conditions for exemption are not met or cease to be satisfied, or such a holder elects for an otherwise exempt dividend to be taxable, the holder will be subject to U.K. corporation tax on dividends received from us, at the rate of corporation tax applicable to that holder.

Capital gains

Individuals

For individual holders who are resident in the U.K. and individual holders who are temporarily non-resident and subsequently resume residence in the U.K. within a certain time, the principal factors that will determine the U.K. capital gains tax position on a disposal or deemed disposal of ordinary shares are the extent to which the holder realizes any other capital gains in the U.K. tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or earlier U.K. tax years, and the level of the annual allowance of tax-free gains in that U.K. tax year (the “annual exemption”). The annual exemption for the 2019/2020 U.K. tax year is £12,000.

Subject to any annual exemption or relief, an individual holder will be subject to gains above the annual exemption amount at a rate of 10% or 20% depending on the total amount of the individual’s taxable income.

Companies

A disposal or deemed disposal of ordinary shares by a holder within the charge to U.K. corporation tax may give rise to a chargeable gain or allowable loss for the purposes of U.K. corporation tax, depending on the circumstances and subject to any available exemptions or reliefs. Corporation tax is charged on chargeable gains at the rate applicable to that company. Holders within the charge to U.K. corporation tax will, for the purposes of computing chargeable gains, be allowed to claim an indexation allowance which applies to reduce capital gains (but not to create or increase an allowable loss) to the extent that such gains arise due to inflation although the allowance has now been frozen and is calculated only on movements in inflation up to 31 December 2017.

Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

The statements in this section entitled “Stamp Duty and Stamp Duty Reserve Tax (“SDRT”) are intended as a general guide to the current U.K. stamp duty and SDRT position. The discussion below relates to holders wherever resident, but investors should note that certain categories of person are not liable to stamp duty or SDRT and others may be liable at a higher rate or may, although not primarily liable for tax, be required to notify and account for SDRT under the Stamp Duty Reserve Tax Regulations 1986.

General

Except in relation to depositary receipt systems and clearance services (to which the special rules outlined below apply):

●	No stamp duty or SDRT will arise on the issue of our shares;

●

An agreement to transfer our shares will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. SDRT is, in general, payable by the purchaser;

●

Instruments transferring our shares will generally be subject to stamp duty at the rate of 0.5% of the consideration given for the transfer (rounded up to the next £5). The purchaser normally pays the stamp duty; and

●

If a duly stamped transfer completing an agreement to transfer is produced within six years of the date on which the agreement is made (or, if the agreement is conditional, the date on which the agreement becomes unconditional), any SDRT already paid is generally repayable, normally with interest, and any SDRT charge yet to be paid is cancelled.

Depositary Receipt Systems and Clearance Services

U.K. domestic law provides that where our ordinary shares are issued or transferred to a depositary receipt system or clearance service (or their nominees or agents) SDRT (in the case of an issue of shares) and stamp duty or SDRT (in the case of a transfer of shares) may be payable, broadly at the higher rate of 1.5% of the amount or value of the consideration given (or, in certain circumstances, the value of the shares) (rounded up to the nearest £5 in the case of stamp duty). Generally, transfers within such depositary receipt system or clearance service are thereafter not subject to stamp duty or SDRT, provided that (in the case of a clearance service) no election under section 97A of the Finance Act 1986 has been made (as to which, see further below).

However, following the European Court of Justice decision in C-569/07 HSBC Holdings Plc, Vidacos Nominees Limited v. The Commissioners of Her Majesty's Revenue & Customs and the First-tier Tax Tribunal decision in HSBC Holdings Plc and The Bank of New York Mellon Corporation v. The Commissioners of Her Majesty's Revenue & Customs (“HMRC”), HMRC has confirmed that a charge to 1.5% SDRT is no longer payable when new shares are issued to a depositary receipt system or clearance service (such as, in our understanding, DTC).

HMRC remains of the view that where our shares are transferred (a) to, or to a nominee or an agent for, a person whose business is or includes the provision of clearance services or (b) to, or to a nominee or an agent for, a person whose business is or includes issuing depositary receipts, stamp duty or SDRT will generally be payable at the higher rate of 1.5% of the amount or value of the consideration given or, in certain circumstances, the value of our shares.

There is an exception from the 1.5% charge on the transfer to, or to a nominee or agent for, a clearance service where the clearance service has made and maintained an election under section 97A(1) of the Finance Act 1986 which has been approved by HMRC. In these circumstances, SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer will arise on any transfer of our shares into such a clearance service and on subsequent agreements to transfer such shares within such clearance service. It is our understanding that DTC has not made an election under section 97A(1) of the Finance Act of 1986, and that therefore transfers or agreements to transfer shares held in book entry (i.e., electronic) form within the facilities of DTC should not be subject to U.K. stamp duty or SDRT.

Any liability for stamp duty or SDRT in respect of a transfer into a clearance service or depositary receipt system, or in respect of a transfer within such a service, which does arise will strictly be accountable by the clearance service or depositary receipt system operator or their nominee, as the case may be, but will, in practice, be payable by the participants in the clearance service or depositary receipt system.

Certain Material U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our ordinary shares by a U.S. holder (as defined below). This discussion does not purport to be a complete analysis of all potential tax consequences applicable to holders of our ordinary shares. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect). Any such change or differing interpretation could affect the continuing validity of this discussion. We have not sought or intend to seek an opinion from counsel or a ruling from the IRS regarding the matters discussed below. There can be no assurances that the IRS or a court will not take a contrary or different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares.

This summary addresses only the U.S. federal income tax considerations for U.S. holders that hold such ordinary shares as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of ordinary shares that may be subject to special tax rules including, without limitation, the following:

●	holders that are not U.S. holders;
●	banks, financial institutions or insurance companies;
●	brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;
●	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;
●	real estate investment trusts, regulated investment companies or grantor trusts;
●	persons that hold the ordinary shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;
●	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or persons that will hold our shares through such an entity;
●	S corporations;
●	certain former citizens or long-term residents of the United States;
●	persons that received our shares through the exercise of an employee stock option or otherwise as compensation;
●	holders that own directly, indirectly, or through attribution 10% or more of the voting power or value our shares; and
●	holders that have a “functional currency” other than the U.S. dollar.

Further, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the acquisition, ownership and disposition of our ordinary shares. In addition, does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

For the purposes of this summary, a “U.S. holder” is a beneficial owner of ordinary shares that is (or is treated as), for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●

a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or,
●

a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds ordinary shares, the U.S. federal income tax consequences relating to an investment in our ordinary shares will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax considerations of acquiring, owning and disposing of our ordinary shares in its particular circumstances.

The following summary is of a general nature only and is not a substitute for careful tax planning and advice. Persons considering an investment in our ordinary shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of our ordinary shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Distributions. Subject to the rules concerning passive foreign investment company (“PFIC”) further discussed below, the gross amount of any distribution actually or constructively received by a U.S. holder with respect to ordinary shares will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ordinary shares. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held our ordinary shares for more than one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. With respect to non-corporate U.S. holders, dividends generally will be taxed at the lower applicable long-term capital gains rate if our ordinary shares are readily tradable on an established securities market in the U.S. or we are eligible for benefits of the income tax treaty between the U.S. and the U.K. and certain other requirements are met. In addition, if we are classified as a PFIC in a taxable year in which a dividend is paid or the prior year, this lower tax rate will not be available. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to our ordinary shares.

In general, the amount of a distribution paid to a U.S. holder in a foreign currency will be the dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the U.S. holder receives the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. holder realizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss. If dividends received in a foreign currency are converted into U.S. dollars on the day they are received, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend.

Sale, Exchange or Other Taxable Disposition of Our Ordinary Shares. Subject to discussion concerning the PFIC rules below, a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s tax basis for those ordinary shares. Subject to discussion concerning the PFIC rules below, such gain or loss will generally be a capital gain or loss and will generally be treated from sources within the United States. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. Capital gain from the sale, exchange or other taxable disposition of ordinary shares of a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. holder’s holding period determined at the time of such sale, exchange or other taxable disposition for such ordinary shares exceeds one year (i.e., such gain is long-term taxable gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations. If we are classified as a PFIC for U.S. federal income tax purposes in any taxable year, a U.S. holder would be subject to special rules and potentially adverse U.S. federal income tax consequences.

A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets (which, assuming we are not a CFC for the year being tested, would be measured by fair market value of the assets, and for which purpose the total value of our assets may be determined in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income, and also includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income for the purposes of the PFIC tests. If we are classified as a PFIC in any year with respect to which a U.S. holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns our ordinary shares, regardless of whether we continue to meet the tests described above, unless (i) we cease to be a PFIC and (ii) the U.S. holder makes a “deemed sale” election under PFIC rules.

We believe that we were not a PFIC during our 2020 taxable year and do not expect to be a PFIC during our 2021 taxable year. Our status for any taxable year will depend on the composition of our income and the projected composition and estimated fair market values of our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate. Further, even if we determine that we are not a PFIC after the close of our taxable year, there can be no assurances that the IRS will agree with our conclusion.

If we are a PFIC, for any taxable year, then unless a U.S. holder makes one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to such U.S. holder (generally, the U.S. holder’s ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by the U.S. holder in the shorter of the three preceding years or the U.S. holder’s holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. holder’s holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to the U.S. holder will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. If a U.S. holder makes the mark-to-market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. holder makes the election, the U.S. holder’s tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange.” Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement are disregarded). The Nasdaq Capital Market is a qualified exchange for this purpose and, consequently, if the ordinary shares are regularly traded, the mark-to-market election will be available to a U.S. holder.

If we are a PFIC for any year during which a U.S. holder holds our ordinary shares, we must generally continue to be treated as a PFIC by that U.S. holder for all succeeding years during which the U.S. holder holds our ordinary shares, unless we cease to meet the requirements for PFIC status and the U.S. holder makes a “deemed sale” election with respect to our ordinary shares. If such election is made, the U.S. holder will be deemed to have sold our ordinary shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences applicable to sales of PFIC shares described above. After the deemed sale election, the U.S. holder’s ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

The tax consequences that would apply if we were a PFIC would also be different from those described above if a U.S. holder were able to make a valid “qualified electing fund,” or QEF, election. However, we do not currently intend to provide the information necessary for U.S. holders to make a QEF election if we were treated as a PFIC for any taxable year and prospective investors should assume that a QEF election will not be available. U.S. holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we are determined to be a PFIC, the general tax treatment for U.S. holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. holders in respect of any of our subsidiaries that also may be determined to be PFICs.

If a U.S. holder owns ordinary shares during any taxable year in which we are a PFIC and the U.S. holder recognizes gain on a disposition of our ordinary shares, receives distributions with respect to our ordinary shares, or has made a mark-to-market election with respect to our ordinary shares the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. holder’s federal income tax return for that year. In addition, in general, a U.S. person who is shareholder of a PFIC is required to file an IRS Form 8621 annually to report information regarding such person’s PFIC shares if on the last day of the shareholder’s taxable year the aggregate value of all stock owned directly or indirectly by the shareholder exceeds a certain threshold. If a U.S. person holds an interest in a domestic partnership (or a domestic entity or arrangement treated as a partnership for U.S. federal income tax purposes) or an S corporation that owns interest in a PFIC, as long as the partnership or S corporation itself has filed the form and has made a qualified electing fund or mark-to-market election, the members of the partnership aren’t required to file the IRS Form 8621. If our company were a PFIC for a given taxable year, then U.S. holders should consult their tax advisor concerning their annual filing requirements.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. holders are urged to consult their own tax advisers with respect to the acquisition, ownership and disposition of our ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to our ordinary shares and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of our ordinary share.

Backup Withholding and Information Reporting. U.S. holders generally will be subject to information reporting requirements with respect to dividends on ordinary shares and on the proceeds from the sale, exchange or disposition of ordinary shares that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a correct taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

In addition, U.S. holders may be required to file IRS Form 926 reporting the payment of the offer price for our ordinary shares to us. Substantial penalties may be imposed upon a U.S. holder that fails to comply. Each U.S. holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

Certain U.S. holders who are individuals and certain entities controlled by individuals may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax return. An asset with respect to which an IRS Form 8621 has been filed does not have to be reported on IRS Form 8938, however, U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their acquisition, ownership and disposition of our ordinary shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

UNDERWRITING

We are offering our ordinary shares described in this prospectus through the underwriters named below. Maxim Group LLC, or Maxim, is acting as representative of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and we have agreed to sell to the underwriters, the number of ordinary shares listed next to its name in the following table.

Underwriters	Number of Shares
Maxim Group LLC	2,941,176
Total	2,941,176

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ordinary shares offered by us in this prospectus are subject to various conditions and representations and warranties, including the approval of certain legal matters by their counsel and other conditions specified in the underwriting agreement. The ordinary shares offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer to the public and to reject orders in whole or in part.

The underwriting agreement provides that the underwriters are obligated to take and pay for all of the ordinary shares offered by this prospectus if any such ordinary shares are taken, other than those covered by the over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement.

Over-Allotment Option

We have granted an option to the underwriters to purchase up to 15% of the total number of ordinary shares at the public offering price per share, less the underwriting discount, set forth on the cover page of this prospectus. This option is exercisable during the 45-day period after the date of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. If the underwriters exercise this option in whole or in part, then the underwriters will be severally committed, subject to the conditions described in the underwriting agreement, to purchase the additional ordinary shares in proportion to their respective commitments set forth in the prior table.

Discount, Commissions and Expenses

The underwriters have advised us that they propose to offer the ordinary shares at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.255 per ordinary share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $0.255 per ordinary share to certain brokers and dealers. After this offering, the public offering price, concession and reallowance to dealers may be changed by the representative. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The ordinary shares are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table shows the underwriting discount payable to the underwriters by us in connection with this offering.

	Per Share	Total without Over-Allotment Option	Total with Over-Allotment Option
Public offering price	$8.50	$24,999,996	$28,749,992
Underwriting discounts and commissions (7%)	$0.595	$1,749,999.72	$2,012,499.44
Proceeds, before expenses to us	$7.905	$23,249,996.30	$26,737,492.60

We have agreed to pay Maxim’s out-of-pocket accountable expenses up to a maximum amount of $100,000 if this offering is completed. We have paid $10,000 to Maxim as an advance to be applied towards out-of-pocket accountable expenses, or the Advance. Any portion of the Advance shall be returned back to us to the extent not actually incurred. We estimate that expenses payable by us in connection with this offering, including reimbursement of the underwriters’ out-of-pocket expenses, but excluding the underwriting discount referred to above, will be approximately $319,967.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-up Agreements

We and each of our directors, officers and our stockholder affiliates have agreed for a period of 90 days after the date of this prospectus without the prior written consent of the representative, not to directly or indirectly:

●

issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any ordinary shares, or other capital stock or any securities convertible into or exercisable or exchangeable for our ordinary shares, ordinary shares or other capital stock; or

●

in the case of us, file or cause the filing of any registration statement under the Securities Act with respect to any ordinary shares, or other capital stock or any securities convertible into or exercisable or exchangeable for our ordinary shares, or other capital stock; or

●	complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank; or

●

enter into any swap or other agreement, arrangement, hedge or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our ordinary shares, or other capital stock or any securities convertible into or exercisable or exchangeable for our ordinary shares, or other capital stock, whether any transaction described in any of the foregoing bullet points is to be settled by delivery of our ordinary shares, or other capital stock, other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing.

Right of First Refusal

We have agreed to grant Maxim, for the period of nine (9) months following the effective date of the registration statement related to this offering, a right of first refusal to act as underwriter and book-running manager and/or placement agent for any and all future public and private equity and debt (excluding commercial bank debt) offerings of the Company, or any successor to or any subsidiary of the Company (excluding (i) sales to employees under any compensation or stock option plan approved by the shareholders of the Company, (ii) shares issued in payment of the consideration for an acquisition or as part of a joint venture or other bona fide strategic relationship (the primary purpose of which is not financing) and (iii) conventional banking arrangements and commercial debt financing). If Maxim fails to accept in writing any such proposal for such an offering within twenty (20) days after receipt of a written notice from the Company containing such proposal, then Maxim will have no claim or right with respect to any such offering on the terms contained in any such notice. Maxim will not have more than one opportunity to waive or terminate the right of first refusal in consideration of any payment or fee.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our ordinary shares. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our ordinary shares for its own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ordinary shares over-allotted by the underwriters is not greater than the number of ordinary shares that they may purchase in the over-allotment option. In a naked short position, the number of ordinary shares involved is greater than the number of ordinary shares in the over-allotment option. To close out a short position, the underwriters may elect to exercise all or part of the over-allotment option. The underwriters may also elect to stabilize the price of our ordinary shares or reduce any short position by bidding for, and purchasing, ordinary shares in the open market.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing a security in this offering because the underwriter repurchases that security in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, ordinary shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our ordinary shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice.

In connection with this offering, the underwriters and selling group members, if any, or their affiliates may engage in passive market making transactions in our ordinary shares immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 generally provides that:

●	a passive market maker may not effect transactions or display bids for our ordinary shares in excess of the highest independent bid price by persons who are not passive market makers;

●

net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our ordinary shares during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

●	passive market making bids must be identified as such.

Electronic Distribution

A prospectus in electronic format may be made available on a website maintained by the representatives of the underwriters and may also be made available on a website maintained by other underwriters. The underwriters may agree to allocate a number of ordinary shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters to underwriters that may make internet distributions on the same basis as other allocations. In connection with the offering, the underwriters or syndicate members may distribute prospectuses electronically. No forms of electronic prospectus other than prospectuses that are printable as Adobe® PDF will be used in connection with this offering.

The underwriters have informed us that they do not expect to confirm sales of ordinary shares offered by this prospectus to accounts over which they exercise discretionary authority.

Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

EXPENSES OF THE OFFERING

We estimate that the expenses payable by us in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Amount
($)
Expense:
SEC registration fee	$3,735
FINRA filing fee	$3,572
Printing and engraving expenses	$50,000
Legal fees and expenses	$150,000
Accounting fees and expenses	$100,000
Transfer agent and registrar fees	$5,000
Miscellaneous costs	$7,660
Total	$319,967

We anticipate that the total underwriting discount on shares offered by us in the offering will be approximately $1,749,999.72, or 7% of the gross proceeds to us of the offering, assuming no exercise of the underwriter’s overallotment option.

All amounts in the table are estimates except the SEC registration fee, the Nasdaq listing fee and the FINRA filing fee.

LEGAL MATTERS

The validity of our ordinary shares and certain matters governed by U.K. law will be passed on for us by Shoosmiths LLP, our U.K. counsel. Certain matters of U.S. federal law will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., San Francisco, California. Certain legal matters in connection with this offering will be passed on for the underwriter by Loeb & Loeb LLP, New York, New York, counsel for the underwriter.

EXPERTS

The consolidated financial statements as of and for the year ended June 30, 2020, and for the three months ended June 30, 2019, and for the three years ended March 31, 2019, 2018 and 2017 that are included in this prospectus and the registration statement, have been audited by PFK Littlejohn LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

SERVICE OF PROCESS AND ENFORCEMENT OF JUDGMENTS

We are a public limited company incorporated under the laws of England and Wales. Certain of our directors and executive officers and experts named in this prospectus reside outside of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may be difficult for an investor to serve process on us or our directors and executive officers or to compel any of them to appear in Court in the United States or to enforce judgments obtained in U.S. courts against them or us, including judgments based on civil liability provisions of the securities laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. An award for monetary damages under the U.S. securities laws would be considered punitive in the United Kingdom if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in the United Kingdom will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and the United Kingdom do not currently have a treaty providing for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.

We have appointed Corporation Service Company as our authorized agent upon whom process may be served in any action instituted in any U.S. federal or state court having subject matter jurisdiction in the Borough of Manhattan in New York, New York, arising out of or based upon the ordinary shares or the underwriting agreement related to the ordinary shares.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including amendments and relevant exhibits and schedules, under the Securities Act covering the ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, summarizes material provisions of contracts and other documents that we refer to in the prospectus. Since this prospectus does not contain all of the information contained in the registration statement, you should read the registration statement and its exhibits and schedules for further information with respect to us and the ordinary shares.

We are subject to the reporting requirements of the Exchange Act and file annual reports, current reports and other information with the SEC. SEC filings are available at the SEC’s web site at http://www.sec.gov.

Our website address is www.vivopower.com. The information contained in, and that can be accessed through, our website is not incorporated into and shall not be deemed to be part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) that, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC, which do apply to us as a foreign private issuer.

VIVOPOWER INTERNATIONAL PLC

Independent Auditor’s Report to the Members of

VivoPower International PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF VIVOPOWER INTERNATIONAL PLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of VivoPower International PLC and its subsidiaries (the “Company”) as of June 30, 2020, 2019 and March 31, 2019 and 2018, and the related consolidated statement of comprehensive income, consolidated statement of cash flow and consolidated statement of changes in equity for each of the year ended June 30, 2020, three months ended June 30, 2019 and each of the two years in the period ended March 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and 2019 and March 31, 2019 and 2018, and the results of its operations and its cash flows for the year ended June 30, 2020., three months ended June 30, 2019 and each of the two years in the period ended March 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PKF Littlejohn LLP
PKF Littlejohn LLP	15 Westferry Circus
We have served as the Company’s auditors since 2017.	Canary Wharf
September 7, 2020	London E14 4HD

Consolidated Statement of Comprehensive Income

for the Year Ended June 30, 2020

		Year Ended June 30	Three Months Ended June 30		Year Ended March 31
(US dollars in thousands, except per share amounts)	Note	2020	2020	2019	2018
Revenue from contracts with customers	4	$48,710	$13,617	$39,036	$33,647
Cost of sales		(40,885)	(11,960)	(32,726)	(28,524)
Gross profit		7,825	1,657	6,310	5,123
General and administrative expenses		(5,479)	(1,291)	(7,685)	(12,814)
Gain/(loss) on solar development	5	1,589	38	(2,615)	1,356
Depreciation of property, plant and equipment	11	(898)	(214)	(430)	(420)
Amortization of intangible assets	12	(868)	(223)	(990)	(840)
Operating profit/(loss)	6	2,169	(33)	(5,410)	(7,595)
Restructuring and other non-recurring costs	7	(3,410)	(525)	(2,017)	(1,873)
Impairment of assets		-	-	-	(10,191)
Impairment of goodwill		-	-	-	(11,092)
Finance income	9	33	-	4	9
Finance expense	9	(3,182)	(796)	(3,243)	(3,395)
Loss before income tax		(4,390)	(1,354)	(10,666)	(34,137)
Income tax	10	(713)	(92)	(557)	6,258
Loss for the period attributable to owners of the company		(5,103)	(1,446)	(11,223)	(27,879)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Currency translation differences recognized directly in equity		(1,028)	(102)	(2,998)	222
Total comprehensive (loss)/income for the period attributable to owners of the company		$(6,131)	$(1,548)	$(14,221)	$(27,657)

Earnings per share attributable to owners of the company (dollars)
Basic	24	$(0.38)	$(0.11)	$(0.83)	$(2.06)
Diluted	24	$(0.38)	$(0.11)	$(0.83)	$(2.06)

All results are generated from continuing operations.

See notes to financial statements

Consolidated Statement of Financial Position

As at June 30, 2020

		June 30	June 30	March 31
(US dollars in thousands)	Note	2020	2019	2019	2018
ASSETS
Non-current assets
Property, plant and equipment	11	2,486	$2,951	1,205	1,915
Intangible assets	12	29,849	31,762	32,366	36,402
Deferred tax assets	10	1,347	2,113	2,054	2,570
Other receivables		-	-	-	-
Investments accounted for using the equity method	14	8,225	-	-	14,147
Total non-current assets		41,907	36,826	35,625	55,034

Current assets
Cash and cash equivalents	15	2,824	7,129	4,522	1,939
Restricted cash	16	1,013	632	1,319	-
Trade and other receivables	17	12,556	14,992	10,399	7,903
Assets classified as held for sale	18	4,080	13,530	13,530	11,436
Total current assets		20,473	36,283	29,770	21,278

TOTAL ASSETS		62,380	$73,109	$65,395	$76,312

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	19	$15,395	$24,639	$17,923	$14,082
Income tax liability		75	449	287	103
Provisions	20	2,897	1,718	1,710	2,470
Loans and borrowings	21	1,312	2,327	887	3,955
Total current liabilities		19,679	29,133	20,807	20,610

Non-current liabilities
Loans and borrowings	21	24,642	19,359	18,380	18,385
Provisions	20	169	2,100	2,222	288
Deferred tax liabilities	10	-	1	1	26
Total non-current liabilities		24,811	21,460	20,603	18,699
Total liabilities		44,490	50,593	41,410	39,309

Equity
Share capital	22	163	163	163	163
Share premium		40,215	40,215	40,215	40,215
Cumulative translation reserve		(3,307)	(2,279)	(2,177)	821
Other reserves	23	21,408	20,076	19,846	18,383
(Accumulated deficit)/retained earnings		(40,773)	(35,659)	(34,062)	(22,579)
Equity and reserves attributable to owners		17,706	22,516	23,985	37,003
Non-controlling interest		184	-	-	-
Total equity		17,890	22,516	23,985	37,003

TOTAL EQUITY AND LIABILITIES		$62,380	$73,109	$65,395	$76,312

These financial statements were approved by the Board of Directors on September 7, 2020, and were signed on its behalf by Kevin Chin.

See notes to financial statements

Consolidated Statement of Cash Flow

for the Year Ended June 30, 2020

		Year Ended June 30	Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	Note	2020	2019	2019	2018
Cash flows from operating activities
Loss for the period		$(5,103)	$(1,446)	$(11,223)	$(27,879)
Income tax		713	-	913	(6,258)
Finance income		(33)	-	(4)	(9)
Finance expense		3,182	796	3,243	3,395
Impairment of goodwill		-	-	-	11,092
Impairment of assets		-	-	-	10,191
Depreciation of property, plant and equipment		898	214	430	420
Amortization of intangible assets		868	223	990	840
Gain/(loss) on solar development		(1,589)	(38)	2,615	(1,356)
Disposal of treasury shares	23	-	62	86	-
Increase in equity instruments	23	113	368	815	-
(Increase)/decrease in trade and other receivables		2,411	(4,593)	(2,543)	11,457
(Decrease)/Increase in trade and other payables		(6,851)	6,716	3,841	5,822
(Decrease)/increase in provisions		1,295	(114)	(728)	1,182
Corporate tax payments		(477)	-	-	-
Net cash from/(used in) operating activities		(4,573)	2,188	(1,565)	8,897

Cash flows from investing activities
Interest received	9	-	-	4	9
Proceeds on sale of property plant and equipment	5	432	-	464	2,297
Purchase of property, plant and equipment	11	(884)	(400)	(348)	(1,101)
Investment in capital projects		(277)	-	(245)	(17,823)
Proceeds on sale of capital projects	5	1,023	84	11,981	-
Net cash from/(used in) investing activities		294	(316)	11,856	(16,618)

Cash flows from financing activities
Lease borrowings	21	-	-	-	519
Lease repayments	21	(422)	(63)	(304)	(181)
Financing agreements proceeds	21	-	-	4,000	2,000
Financing agreements repayments	21	-	-	(6,000)	-
Debtor finance borrowings/(repayments)	21	(347)	150	751	-
Loans from related parties	21	1,300	766	-	770
Repayment of loans from related parties	21	(257)	-	(1,520)	-
Repayment of bank loan	21	-	-	-	(1,023)
Bank loan borrowings	21	344	-		-
Chattel mortgage borrowings	21	300	-
Finance expense	9	(515)	(796)	(3,243)	(3,395)
Transfer from/(to) restricted cash	16	(381)	687	(1,319)	-
Net cash from/(used in) financing activities		22	744	(7,635)	(1,310)

Net (decrease)/increase in cash and cash equivalents		(4,257)	2,616	2,656	(9,031)
Cash and cash equivalents at the beginning of the period	15	7,129	4,522	1,939	10,970
Effect of exchange rate movements on cash held		(48)	(9)	(73)	-
Cash and cash equivalents at the end of the period	15	$2,824	$7,129	$4,522	$1,939

See notes to financial statements

Consolidated Statement of Changes in Equity
for the Year Ended June 30, 2020

(US dollars in thousands)	Share capital	Share premium	Cumulative translation reserve	Other reserves	(Accumulated deficit)/retained earnings	Non- controlling interest	Total
At April 1, 2017	163	40,215	599	18,329	5,300	-	64,606

Total comprehensive loss for the year	-	-	222	-	(27,879)	-	(27,657)
Other reserves	-	-	-	54	-	-	54
	-	-	222	54	(27,879)	-	(27,603)

At March 31, 2018	163	40,215	821	18,383	(22,579)	-	37,003

Total comprehensive loss for the year	-	-	(2,998)	-	(11,223)	-	(14,221)
Equity instruments	-	-	-	1,018	-	-	1,018
Disposal of treasury shares	-	-	-	346	(260)	-	86
Other reserves	-	-	-	99	-	-	99
	-	-	(2,998)	1,463	(11,483)	-	(13,018)

At March 31, 2019	163	40,215	(2,177)	19,846	(34,062)	-	23,985

Change in accounting policy (see Note 2.16)	-	-	-	-	20	-	20

Restated at April 1, 2019	163	40,215	(2,177)	19,846	(34,042)	-	24,005
Total comprehensive loss for the year	-	-	(102)	-	(1,446)	-	(1,548)
Equity instruments	-	-	-	(3)	-	-	(3)
Disposal of treasury shares	-	-	-	233	(171)	-	62
	-	-	(102)	230	(1,617)	-	(1,489)

At June 30, 2019	163	40,215	(2,279)	20,076	(35,659)	-	22,516
Total comprehensive loss for the year	-	-	(1,028)	-	(5,103)	-	(6,131)
Equity instruments	-	-	-	971	-	-	971
Other reserves	-	-	-	17	(11)	-	6
Employee share scheme	-	-	-	344	-	-	344
Non-controlling interest	-	-	-	-	-	184	184
	-	-	(1,028)	1,332	(514)	184	(4,626)

At June 30, 2020	163	40,215	(3,307)	21,408	(40,773)	184	17,890

For further information on “Other Reserves” please see Note 23.

See notes to financial statements

Notes to Consolidated Financial Statements

for the Year Ended June 30, 2020

1.	Reporting entity

VivoPower International PLC (“VivoPower” or the “Company”) is a public company limited by shares and incorporated under the laws of England and Wales and domiciled in the United Kingdom. The address of the Company’s registered office is The Scalpel, 18th Floor, 52 Lime Street, London EC3M 7AF, United Kingdom.

In July 2019, the Board of Directors of the Company adopted a resolution to change the Company’s fiscal year end from March 31 to June 30, commencing June 30, 2019. Moving forward, this allows the Company to align reporting periods with all of its Australian operations and majority shareholder, AWN Holdings Limited (formerly Arowana International Limited). Accordingly, comparative information in these consolidated financial statements refer to the three months ended June 30, 2019 and the year ended March 31, 2018. Any amounts shown as at and for the year ended June 30, 2019 are unaudited.

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries (together referred to as the ‘Group’ and individually as ‘Group entities’). The ultimate parent company into which these results are consolidated is AWN Holdings Limited (formerly Arowana International Limited).

2.	Significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

2.1	Basis of preparation

VivoPower International PLC consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, IFRIC interpretations and the Companies Act 2006 applicable to companies reporting under IFRS. The consolidated financial statements have been prepared under the historical cost convention.

The preparation of financial statements with adopted IFRS requires the use of critical accounting estimates. It also requires the management to exercise judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where the assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

The financial statements have been prepared on a going concern basis, as the directors believe the Company will be able to meet its liabilities as they fall due.

As at June 30, 2020, the Company had unrestricted cash totaling $2.8 million, compared to $7.1 million as at June 30, 2019, $4.5 million as at March 31, 2019 and $1.9 million as at March 31, 2018.

During the year ended June 30, 2020, the Company reduced general and administrative expenses within the Solar Development and Corporate segments by a further $1.7 million per annum, and further reductions have been implemented going forward, including switching to equity based remuneration for the Board of Directors as part of the Company’s hyper-turnaround program (which was commenced in March 2020 upon Kevin Chin assuming the Executive Chair and CEO roles). The Company’s Critical Power Services segment represented by J.A. Martin Electrical Pty Limited and Kenshaw Electrical Pty Limited produced $5.1 million EBITDA for the year ended June 30, 2020.

The Company is also engaged in a financing initiative with respect to these businesses, which is expected to release restricted cash of $1.0 million and provide up to $1.0 million of additional working capital. Lastly, the Company is actively engaged in a process to enhance value with a view to maximizing value and ultimately monetizing its investment in the ISS Joint Venture, with $4.1 million classified as assets held for sale; this investment is expected to be realized in cash over the next 12 months. The Directors believe these actions provide sufficient cash to support business operations and meet obligations as they become due through September 2021.

To ensure success of the business, the directors have prepared and reviewed additional plans to mitigate any cash flow risk that may arise during the next twelve months, including uncertainties arising from COVID-19. These actions include the implementation of further operational cost reductions and a further solar development as required.

Based on the foregoing, the directors believe that the Company is well placed to manage its business risk successfully, despite some current economic and political uncertainty. The directors therefore have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, they have continued to adopt the going concern basis in preparing the financial statements.

All financial information presented in US dollars has been rounded to the nearest thousand.

2.2	Basis of consolidation

The consolidated financial statements include those of VivoPower International PLC and all of its subsidiary undertakings.

Subsidiary undertakings are those entities controlled directly or indirectly by the Company. The Company controls an investee when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The results of the subsidiaries acquired are included in the Consolidated Statement of Comprehensive Income from the date of acquisition using the same accounting policies of those of the Group. All business combinations are accounted for using the purchase method. The consideration transferred in a business combination is the fair value at the acquisition date of the assets transferred and the liabilities incurred by the Group and includes the fair value of any contingent consideration arrangement. Acquisition-related costs are recognized in the income statement as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the Group.

All intra-group balances and transactions, including any unrealized income and expense arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Joint arrangements

The Company applies IFRS 11 – Joint Arrangements to all joint arrangements. Under IFRS 11 – Joint Arrangements, investments in joint arrangements are classified as either joint operations or joint ventures, depending on the contractual rights and obligations of each investor. VivoPower has assessed the nature of its joint arrangements and determined them to be a joint venture, which is accounted for using the equity method.

2.3	Intangible assets

All intangible assets, except goodwill, are stated at fair value less accumulated amortization and any accumulated impairment losses. Goodwill is not amortized and is stated at cost less any accumulated impairment losses.

Goodwill

Goodwill arose on the effective acquisition of VivoPower Pty Ltd and Aevitas O Holdings Limited (“Aevitas”). Goodwill is reviewed annually to test for impairment.

Other intangible assets

Intangible assets acquired through a business combination are initially measured at fair value and then amortized over their useful economic lives.

Amortization is calculated on a straight-line basis to write down the assets over their useful economic lives at the following rates:

●	Customer relationships – 10 years
●	Trade names – 15 - 25 years
●	Favorable supply contracts – 15 years
●	Databases – 5 years

2.4	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and the costs directly attributable to bringing the asset into use.

When parts of an item of property, plant and equipment have different useful lives, they are accounted as separate items (major components) of property, plant and equipment.

Depreciation is calculated on a straight-line basis so as to write down the assets to their estimated residual value over their useful economic lives at the following rates:

●	Computer equipment - 3 years
●	Fixtures and fittings - 3 years
●	Motor vehicles - 5 years
●	Plant and equipment – 3.5 to 10 years
●	Right-of-use assets – remaining term of lease: 2 months to 6 years

2.5	Assets classified as held for sale

Assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying value and fair value less costs to sell. An impairment loss is recognized for any subsequent write-down of the asset to fair value less costs to sell.

2.6	Leases

The Group leases offices, workshops, motor vehicles, and equipment for fixed periods of 2 months to 6 years, but may have extension options. Extension options are not recognized by the Group in the determination of lease liabilities unless renewals are reasonably certain.

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for which the Group is a lessee, it has elected not to separate lease and non-lease components and instead accounts for these as a single lease component.

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Until March 31, 2019, leases of property, plant and equipment were classified as either finance leases or operating leases, as further described below. From April 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. The Group has applied IFRS 16 – Leases using the modified retrospective approach.

Assets and liabilities arising from a lease are initially measured on a present value basis, with lease payments discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the Group’s incremental borrowing rate is used. The Group presents lease liabilities in loans and borrowings in the Statement of Financial Position.

Lease payments are allocated between principal and finance cost. The finance cost is charged to the Statement of Comprehensive Income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are presented in property, plant and equipment and depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Prior to April 1, 2019, leases were classified as finance leases whenever the terms of the lease transferred substantially all the risks and rewards of ownership to the lessee. All other leases were classified as operating leases. Assets held under finance leases were initially recognized as property, plant and equipment at an amount equal to the fair value of the leased assets or, if lower, the present value of the minimum lease payments at the inception of the lease, and then depreciated over their useful economic lives. Lease payments were apportioned between the repayment of capital and interest. The capital element of future lease payments was included in the Statement of Financial Position as a liability. Interest was charged to the Statement of Comprehensive Income so as to achieve a constant rate of interest on the remaining balance of the liability. Rentals payable under operating leases were charged to the Statement of Comprehensive Income on a straight-line basis over the lease term. Operating lease incentives were recognized as a reduction in the rental expense over the lease term.

2.7	Impairment of non-financial assets

Goodwill is allocated to cash-generating units for the purposes of impairment testing. The recoverable amount of the cash-generating unit (‘CGU’) to which the goodwill relates is tested annually for impairment or when events or changes to circumstances indicate that it might be impaired.

The carrying values of property, plant and equipment, investments and intangible assets other than goodwill are reviewed for impairment only when events indicate the carrying value may be impaired.

In an impairment test the recoverable amount of the cash-generating unit or asset is estimated in order to determine the existence or extent of any impairment loss. The recoverable amount is the higher of fair value less costs to sell and the value in use to the Group. An impairment loss is recognized to the extent that the carrying value exceeds the recoverable amount. In determining a cash-generating unit’s or asset’s value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time-value of money and risks specific to the cash-generating unit or asset that have not already been included in the estimate of future cash flows. All impairment losses are recognized in the Statement of Comprehensive Income.

An impairment loss in respect of goodwill is not reversed. In the case of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. These impairment losses are reversed if there has been any change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent so that the asset’s carrying amount does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

2.8	Financial instruments

Financial assets and liabilities are recognized in the Group’s Statement of Financial Position when the Group becomes a party to the contracted provision of the instrument. The following policies for financial instruments have been applied in the preparation of the consolidated financial statements.

From April 1, 2018, the Company classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value through profit or loss; and,

•	those to be measured at amortized cost.

The classification depends on the business model for managing the financial assets and the contractual terms of the cash flows. Financial assets are classified as at amortized cost only if both of the following criteria are met:

•	the asset is held within a business model whose objective is to collect contractual cash flows; and,

•	the contractual terms give rise to cash flows that are solely payments of principal and interest.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	in the principal market for the asset or liability; or,

•	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 - quoted (unadjusted) market prices in active markets for identical assets or liabilities;

•	Level 2 - valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and

•	Level 3 - valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

Cash and cash equivalents

For the purpose of preparation of the Statement of Cash Flow, cash and cash equivalents includes cash at bank and in hand.

Restricted cash

Restricted cash are cash and cash equivalents whose availability for use within the Group is subject to certain restrictions by third parties.

Bank borrowings

Interest-bearing bank loans are recorded at the proceeds received. Direct issue costs paid on the establishment of loan facilities are recognized over the term of the loan on a straight-line basis. The initial payment is taken to the Statement of Financial Position and then amortized over the full-length of the facility.

Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for the expected future issue of credit notes and for non-recoverability due to credit risk. The Group applies the IFRS 9 – Financial Instruments simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets. To measure expected credit losses, trade receivables and contract assets have been grouped based on shared risk characteristics. In the year ended March 31, 2018, the impairment was based on the incurred loss model.

Trade and other payables

Trade and other payables are non-interest bearing and are stated at amortized cost using the effective interest method.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effects.

Repurchase of share capital (treasury shares)

When share capital recognized as equity is repurchased as equity by the Company the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity, and excluded from the number of shares in issue when calculating earnings per share.

2.9	Taxation

Income tax expense comprises current and deferred tax.

Current tax is recognized based on the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is provided on temporary timing differences that arise between the carrying amounts of assets and liabilities for financial reporting purposes and their corresponding tax values. Liabilities are recorded on all temporary differences except in respect of initial recognition of goodwill and in respect of investments in subsidiaries where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that it will not reverse in the foreseeable future. Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the asset can be offset. Deferred tax is measured on an undiscounted basis using the tax rates and laws that have been enacted or substantively enacted by the end of the accounting period.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, they relate to income taxes levied by the same tax authority and the Group intends to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Current and deferred tax are recognized in the Statement of Comprehensive Income, except when the tax relates to items charged or credited directly to equity, in which case it is dealt with directly in equity.

2.10	Provisions

Provisions are recognized when the Group has a present obligation because of a past event, it is probable that the Group will be required to settle that obligation, and it can be measured reliably.

Provisions are measured at the directors’ best estimate of the expenditure required to settle the obligation at the date of Statement of Financial Position.

Where the time value of money is material, provisions are measured at the present value of expenditures expected to be paid in settlement.

2.11	Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares, excluding the shares held as treasury shares. Currently there are no diluting effects on EPS for ordinary shares, therefore, diluted EPS is the same as basic EPS.

2.12	Foreign currencies

The Company’s functional and presentational currency is the US dollar. Items included in the separate financial statements of each Group entity are measured in the functional currency of that entity. Transactions denominated in foreign currencies are translated into the functional currency of the entity at the rates of exchange prevailing at the dates of the individual transactions. Foreign currency monetary assets and liabilities are translated at the rates of exchange prevailing at the end of the reporting period.

Exchange gains and losses arising are charged to the Statement of Comprehensive Income within finance income or expenses. The Statement of Comprehensive Income and Statement of Financial Position of foreign entities are translated into US dollars on consolidation at the average rates for the period and the rates prevailing at the end of the reporting period respectively. Exchange gains and losses arising on the translation of the Group’s net investment foreign entities are recognized as a separate component of shareholders’ equity.

Foreign currency denominated share capital and related share premium and reserve accounts are recorded at the historical exchange rate at the time the shares were issued or the equity created.

2.13	Revenue from contracts with customers

Revenue comprises the fair value of the consideration received or receivable for the sale of services in the ordinary course of the Group’s activities. Revenue is shown net of discounts, value-added tax, other sales related taxes, and after the elimination of sales within the Group.

Revenue comprises development revenues, electrical installations, electrical servicing and maintenance and generator sales. Revenue is recognized upon satisfaction of contractual performance obligations.

The Company adopted IFRS 15 - Revenue from Contracts with Customers with effect from the date of incorporation.

The Group has a number of different revenue streams and the key components in determining the correct recognition are as follows:

Development revenue, which is revenue generated from development services relating to the building and construction of solar projects, is recognized on a percentage completion basis as the value is accrued by the end user over the life of the contract. The periodic recognition is calculated through weekly project progress reports.

On longer-term power services projects such as large-scale equipment provision and installation, the performance obligation of completing the installation is satisfied over time, and revenue is recognized on a percentage completion basis using an input method. Revenue for stand-alone equipment sales is recognized at the point of passing control of the asset to the customer. Other revenue for small jobs and those completed in a limited timeframe are recognized when the job is complete.

Warranties are of short duration and only cover defective workmanship and defective materials. No additional services are committed to which generate a performance obligation.

No adjustment is made for the effects of financing, as the Group expects, at contract inception, that the period between when the goods and services are transferred to the customer and when the customer pays, will be one year or less.

If the revenue recognized for goods and services rendered by the Company exceeds amounts that the Company is entitled to bill the customer, a contract asset is recognized. If amounts billed exceed the revenue recognized for goods and services rendered, a contract liability is recognized.

Incremental costs of obtaining a contract are expensed as incurred.

2.14	Employee benefits

Pension

The employer pension contributions are associated with defined contribution schemes. The costs are therefore recognized in the month in which the contribution is incurred, which is consistent with recognition of payroll expenses.

Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount because of past service provided by the employee and the obligation can be reliably measured.

Short-term compensated absences

A liability for short-term compensated absences, such as holidays, is recognized for the amount the Group may be required to pay because of the unused entitlement that has accumulated at the end of the reporting period.

2.15	Restructuring and other non-recurring costs

Restructuring and other non-recurring costs are by nature one-time incurrences and do not represent the normal trading activities of the business and accordingly are disclosed separately on the Consolidated Statement of Comprehensive Income in accordance with IAS 1 – Presentation of Financial Statements in order to draw them to the attention of the reader of the financial statements. Restructuring costs are defined in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets as being related to sale or termination of a line of business, closure of business locations, changes in management structure, or fundamental reorganizations.

Other non-recurring costs include litigation expenses for former employees, including fees for legal services and provisions under IAS 37 for legal hearing verdicts that are probable to result in a quantifiable financial outflow by the Company.

Other non-recurring costs also include legal and professional costs for project review and investigation detailed review and sales campaign for solar projects managed by the ISS Joint Venture partner.

2.16	New standards, amendments and interpretations

During the current period, the Group adopted all of the new and revised Standards and Interpretations that are relevant to its operations and effective for accounting periods beginning on April 1, 2019. Their adoption did not have a material impact on the financial position of the Group, with the exception of IFRS 16 – Leases.

Effective April 1, 2019, the Group adopted the provisions of IFRS 16 – Leases on a modified retrospective basis, recognizing the cumulative effect of initial application to opening retained earnings for the period.

At transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate. The Group used the following practical expedients when applying IFRS 16:

●	Applied the exemption not to recognize right of use assets and liabilities for leases with less than 12 months of lease term;
●	Excluded initial direct costs from measuring the right of use asset at the date of initial application; and
●	Apply a single discount rate to a portfolio of leases with similar characteristics.

The change in accounting policy affected the following items in the statement of financial position on 1 April 2019:

(US dollars in thousands)
Property, plant, and equipment	1,586
Lease liability – current	(587)
Lease liability – non-current	(979)
Adjustment to opening retained earnings as at April 1, 2019	20

The adoption of IFRS 16 did not have a material impact on leases previously recorded as finance leases.

There are no other IASB and IFRIC standards that have been issued with an effective date after the date of the financial statements which are expected to have a material impact on the Company.

3.	Significant accounting judgements and estimates

In preparing the consolidated financial statements, the directors are required to make judgements in applying the Group’s accounting policies and in making estimates and making assumptions about the future. These estimates could have a significant risk of causing a material adjustment to the carrying value of assets and liabilities in the future financial periods. The critical judgements that have been made in arriving at the amounts recognized in the consolidated financial statements are discussed below.

3.1	Revenue from contracts with customers – determining the timing of satisfaction of services

As disclosed in Note 2.13 the Group concluded that solar development revenue and revenue from other long-term projects is recognized over time as the customer simultaneously receives and consumes the benefits provided. The Group determined that the percentage completion basis is the best method in measuring progress because there is a direct relationship between the Group’s effort and the transfer of services to the customer. The judgement used in applying the percentage completion basis affects the amount and timing of revenue from contracts.

3.2	Impairment of non-financial assets

The carrying values of property, plant and equipment, investments and intangible assets other than goodwill are reviewed for impairment only when events indicate the carrying value may be impaired. Goodwill is tested annually for impairment or when events or changes to circumstances indicate that it might be impaired.

To assess impairment, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time-value of money and risks specific to the related cash-generating unit. Judgement was applied in making estimates and assumptions about the future cash flows, including the appropriateness of discounts rates applied, as further disclosed in Note 12.

3.3	Operating profit/(loss)

In preparing the consolidated financial statements of the Group, judgement was applied with respect to those items which are presented in the Consolidated Statement of Comprehensive Income as included within operating profit/(loss). Those revenues and expenses which are determined to be specifically related to the on-going operating activities of the business are included within operating profit/(loss). Expenses or charges to earnings which are not related to operating activities, are one-time costs determined to be not representative of the normal trading activities of the business, or that arise from revaluation of assets, are reported below operating profit/(loss).

3.4	Litigation provision

The $1.1 million litigation provision recorded at June 30, 2020 is estimated by management making a judgement, in conjunction with advice from legal counsel, on the probability of success of each element of the claim, in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets. Additional allowance is made for anticipated costs.

3.5	Income taxes

In recognizing income tax assets and liabilities, management makes estimates of the likely outcome of decisions by tax authorities on transactions and events whose treatment for tax purposes is uncertain. Where the outcome of such matters is different, or expected to be different, from previous assessments made by management, a change to the carrying value of the income tax assets and liabilities will be recorded in the period in which such determination is made. The carrying values of income tax assets and liabilities are disclosed separately in the Consolidated Statement of Financial Position.

3.6	Deferred tax assets

Deferred tax assets for unused tax losses amounting to $0.8 million at June 30, 2020 (June 30, 2019: $1.005 million; March 31, 2019: $1.005 million; 2018: $1.585 million) are recognized to the extent that it is probable that sufficient taxable profit will be available against which the losses can be utilized. Management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits.

3.7	Share option reserve

As part of the Initial Public Offering Listing, VivoPower issued an amended and restated unit purchase option (UPO) replacing the options issued by Arowana Inc. The options are viewed as a share-based award granted to Early Bird Capital. The cost of the award is recognized directly in equity and is applied against capital raising costs. As the option holder has the right to receive shares in the Company, the share-based payment transaction would be equity settled. The fair value of the options was determined at the grant date, using the Black Scholes Model, and not remeasured subsequently. As the options have no vesting conditions the related expense was recognized immediately. The options lapsed during the year ended June 30, 2020.

3.8	Exchangeable preference shares and exchangeable notes

As part of the IPO listing process VivoPower acquired Aevitas. The instruments previously issued by Aevitas were restructured to become exchangeable into VivoPower shares. The Company considered IAS 32 paragraph 16 in determining the accounting treatment. The Company has determined the instruments to be treated as equity under the “fixed-for-fixed” rule meaning that both the amount of consideration received/receivable and the number of equity instruments to be issued must be fixed for the instrument to be classified as equity. Both elements are satisfied within the instruments.

4	Revenue and segmental information

The Group determines and presents operating segments based on the information that is provided internally to the Board of Directors, which is the Group’s chief operating decision maker.

The Group considers that it has three reportable segments: Critical Power Services, Solar Development, and Corporate Office. Critical Power Services is represented by J.A. Martin Electrical Pty Limited (“J.A. Martin”) and Kenshaw Electrical Pty Limited (“Kenshaw”) operating in Australia with a focus on the design, supply, installation and maintenance of power and control systems. Solar Development is the development and sale of commercial and utility scale PV solar power projects in Australia and the U.S. Corporate Office is all United Kingdom based corporate functions.

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including any revenues and expenses that relate to the transactions with any of the Group’s other components. Operating segments results are reviewed regularly by the Board of Directors to assess its performance and make decisions about resources to be allocated to the segment, and for which discrete financial information is available.

Segment results that are reported to the Board of Directors include items directly attributable to a segment as well as those that can be allocated to a segment on a reasonable basis.

4.1	Revenue

Revenue by geographic location is as follows:

	Year Ended June 30	Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2020	2019	2019	2018
Australia	48,707	13,507	37,889	31,985
United States	-	110	1,147	1,662
United Kingdom	3	-	-	-
Total revenue	48,710	13,617	39,036	33,647

Revenue by product and service is as follows:

	Year Ended June 30	Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2020	2019	2019	2018
Electrical products and related services	47,917	13,484	37,799	31,631
Development fees	69	-	90	828
Other revenue	724	133	1,147	1,188
Total revenue	48,710	13,617	39,036	33,647

The Group had one customer representing more than 10% of revenue for the year ended June 30, 2020 (three months ended June 30, 2019: one; year ended March 31, 2019: one; 2018: none). Revenue recognized for this customer amounted to $20.4 million in the Critical Power Services segment in the year ended June 30, 2020.

4.2	Operating segments

a)	Segment results of operations

Results of operations by reportable segment are as follows:

Year Ended June 30, 2020 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue from contracts with customers	48,638	69	3	48,710
Costs of sales	(40,865)	(20)	-	(40,885)
Gross profit	7,773	49	3	7,825
General and administrative expenses	(2,745)	(469)	(2,265)	(5,479)
Gain/(loss) on solar development	41	1,548	-	1,589
Depreciation and amortization	(1,718)	(45)	(3)	(1,766)
Operating profit/(loss)	3,351	1,083	(2,265)	2,169
Restructuring and other non-recurring costs	(124)	(1,296)	(1,990)	(3,410)
Finance expense – net	(1,436)	(9)	(1,704)	(3,149)
Profit/(loss) before income tax	1,791	(222)	(5,959)	(4,390)
Income tax	15	(728)	-	(713)
Profit/(loss) for the period	1,806	(950)	(5,959)	(5,103)

Three Months Ended June 30, 2019 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue from contracts with customers	13,484	133	-	13,617
Costs of sales	(11,864)	(96)	-	(11,960)
Gross profit	1,620	37	-	1,657
General and administrative expenses	(567)	(206)	(518)	(1,291)
Gain/(loss) on solar development	5	41	(8)	38
Depreciation and amortization	(422)	(14)	(1)	(437)
Operating profit/(loss)	636	(142)	(527)	(33)
Restructuring and other non-recurring costs	(15)	(39)	(471)	(525)
Finance expense – net	(358)	(49)	(389)	(796)
Profit/(loss) before income tax	263	(230)	(1,387)	(1,354)
Income tax	(92)	-	-	(92)
Profit/(loss) for the period	171	(230)	(1,387)	(1,446)

Year Ended March 31, 2019 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue	37,800	1,236	-	39,036
Costs of sales	(32,317)	(409)	-	(32,726)
Gross profit	5,483	827	-	6,310
General and administrative expenses	(2,823)	(2,148)	(2,714)	(7,685)
Loss on solar development	(30)	(2,585)	-	(2,615)
Depreciation and amortization	(1,272)	(140)	(8)	(1,420)
Operating profit/(loss)	1,358	(4,046)	(2,722)	(5,410)
Restructuring and other non-recurring costs	(8)	7	(2,016)	(2,017)
Finance expense – net	(1,354)	(221)	(1,664)	(3,239)
Profit/(loss) before income tax	(4)	(4,260)	(6,402)	(10,666)
Income tax	(572)	15	-	(557)
Loss for the year	(576)	(4,245)	(6,402)	(11,223)

Year Ended March 31, 2018 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue	31,807	1,840	-	33,647
Costs of sales	(27,482)	(1,042)	-	(28,524)
Gross profit	4,325	798	-	5,123
General and administrative expenses	(2,173)	(6,468)	(4,173)	(12,814)
Gain on solar development	213	1,143	-	1,356
Depreciation and amortization	(1,233)	(19)	(8)	(1,260)
Operating profit/(loss)	1,132	(4,546)	(4,181)	(7,595)
Restructuring and other non-recurring costs	(335)	(964)	(574)	(1,873)
Impairment of assets	-	(10,191)	-	(10,191)
Impairment of goodwill	-	(11,092)	-	(11,092)
Finance expense – net	(1,283)	(400)	(1,703)	(3,386)
Loss before income tax	(486)	(27,193)	(6,458)	(34,137)
Income tax	(85)	6,291	52	6,258
Loss for the year	(571)	(20,902)	(6,406)	(27,879)

b)	Segment net assets

Net assets by reportable segment are as follows:

As at June 30, 2020 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Assets	38,519	22,965	896	62,380
Liabilities	(14,481)	(1,697)	(28,312)	(44,490)
Net assets/(liabilities)	24,038	21,268	(27,416)	17,890

As at June 30, 2019 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Assets	45,881	26,534	694	73,109
Liabilities	(21,171)	(5,766)	(23,656)	(50,593)
Net assets/(liabilities)	24,710	20,768	(22,962)	22,516

As at March 31, 2019 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Assets	35,472	29,538	385	65,395
Liabilities	(13,603)	(6,085)	(21,722)	(41,410)
Net assets/(liabilities)	21,869	23,453	(21,337)	23,985

As at March 31, 2018 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Assets	34,421	41,270	621	76,312
Liabilities	(6,473)	(11,101)	(21,735)	(39,309)
Net assets/(liabilities)	27,948	30,169	(21,114)	37,003

5.	Gain/(loss) on solar development

On July 2, 2019, the Company sold its 100% interest in VivoRex, LLC, for $1 and recorded a gain for accounting purposes of $2.3 million as a result of the disposal of onerous contract obligations of $2.0 million and other liabilities of $0.5 million, less cash and other current assets of $0.2 million. Results of operations for VivoRex, LLC, are reported within the Solar Development operating segment, as disclosed in Note 4.2, and for the year ended June 30, 2020 accounted for $nil (three months ended June 30, 2019: $0.1 million; year ended March 31, 2019: $1.959 million; 2018: $0.645 million) of the operating loss reported for this segment.

The Company also recorded a gain on sale of $0.5m for Solar projects in Australia, related primarily to the sale of its 100% interest in the Sun Connect portfolio, in October 2019. The gain on sale of $0.3 million, comprised proceeds $1.0 million, less disposal of $0.8 million net book value of intangible assets and $0.1 million other net liabilities. Results of operations for the Sun Connect portfolio are reported within the Solar Development operating segment, as disclosed in Note 4.2.

The Company also recorded a $1.2 million loss on discontinued solar development projects in the ISS Joint Venture.

The loss on solar development for the year-ended March 31, 2019, totaling $2.6 million, is comprised of a $1.9 million provision for onerous contracts related to future obligations to purchase Solar Renewable Energy Certificates (“SRECs”) from the NC Projects, discontinued solar development projects in the ISS Joint Venture ($0.8 million), and a correction to the gain on the sale of Amaroo solar project reported in the prior year ($0.3 million), offset by a gain on sale of the NC Projects ($0.4 million).

On May 25, 2018, the Company sold its 14.5% and 10.0% equity interests in the NC-31 and NC-47 projects, respectively, to the majority investor at the fair market value of these projects. The proceeds of sale, net of transaction costs, were $11.4 million. A gain on sale of $0.4 million was realized after the impairment recognized in the prior year.

6.	Operating profit/(loss)

Operating profit/(loss) is stated after charging/(crediting):

	Year Ended	Three Months Ended	Year Ended March 31
(US dollars in thousands)	June 30 2020	June 30 2019	2019	2018
Amortization of intangible assets	868	223	990	840
Depreciation of property, plant and equipment	898	214	430	420
Operating lease costs – land and buildings	-	-	548	304
Operating lease costs – motor vehicles	-	-	65	-
Operating lease costs – other equipment	-	-	33	-
Gain/(loss) on foreign exchange	33	-	-	59
Auditors’ remuneration – audit fees	161	97	253	414
Auditors’ remuneration – audit related services	-	-	26	-
Auditors’ remuneration – tax services	11	-	28	13
Directors emoluments	398	104	611	1,131
Gain/(loss) on disposal of assets	1,589	38	(2,615)	1,356

7.	Restructuring and other non-recurring costs

	Year Ended	Three Months Ended	Year Ended March 31
(US dollars in thousands)	June 30 2020	June 30 2019	2019	2018
Corporate restructuring – workforce reduction	163	-	102	734
Corporate restructuring – litigation provision	1,104	-	-	-
Corporate restructuring – professional fees	1,031	518	1,776	566
Project review and investigation costs	1,112	7	139	573
Total	3,410	525	2,017	1,873

Restructuring and other non-recurring costs by nature are one-time incurrences, and therefore, do not represent normal trading activities of the business. These costs are disclosed separately in order to draw them to the attention of the reader of the financial information and enable comparability in future periods.

During a prior fiscal period, the Board undertook a strategic restructuring of the business to align operations, personnel, and business development activities to focus on a fewer number of areas of activity. Associated with this restructuring was the departure of a number of employees and contractors from the business. The workforce reduction cost represents the total salary, benefit, severance, and contract costs paid in the year or accruing to these individuals in the future for which no services will be rendered to the Company. Professional fees represent legal fees incurred to resolve certain disputes related to some of these separations in both the current and prior year. Terminated and restructured projects are the costs incurred related to solar business development activities in Asia for which the decision was made not to proceed for economic reasons, and costs of detailed review and investigation for the ISS Joint Venture portfolio in the U.S.

8.	Staff numbers and costs

The average number of employees (including directors) during the period was:

	Year Ended	Three Months Ended	Year Ended March 31
	June 30 2020	June 30 2019	2019	2018
Sales and Business Development	11	9	9	9
Central Services & Management	27	31	32	37
Production	171	139	138	148
Total	209	179	179	194

Their aggregate remuneration costs comprised:

	Year Ended	Three Months Ended	Year Ended March 31
(US dollars in thousands)	June 30 2020	June 30 2019	2019	2018
Salaries, wages and incentives	13,565	3,310	14,327	14,299
Social security costs	803	213	1,044	834
Pension contributions	792	185	788	848
Short-term compensated absences	1,296	406	1,254	996
Total	16,456	4,114	17,413	16,977

Directors’ emoluments for the year ended June 30, 2020 were $536,979 (three months ended June 30, 2019: $103,925; (year ended March 31, 2019: $611,450; 2018: $1,130,570) of which the highest paid director received $205,673 (three months ended June 30, 2019: $62,136; year ended March 31, 2019: $254,084; 2018: $407,682). Director emoluments include employer social security costs.

Key Management Personnel:

	Year ended	Three Months Ended	Year Ended March 31
(US dollars in thousands)	June 30 2020	June 30 2019	2019	2018
Salaries, wages and incentives	1,009	388	2,354	2,281
Social security costs	79	28	176	217
Pension contributions	36	13	45	64
Equity incentives	111	27	130	-
Short-term compensated absences	-	-	-	13
Total	1,235	456	2,705	2,575

Key management personnel are those below the Board level that have a significant impact on the operations of the business. The number of key management personnel, including directors for the year ended June 30, 2020 was 7 (three months ended June 30, 2019: 10; year ended March 31, 2019: 10; 2018: 11).

9.	Finance income and expense

	Year Ended June 30	Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2020	2019	2019	2018
Finance income
Foreign exchange gains	33	-	-	-
Interest received	-	-	4	9

	Year Ended June 30	Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2020	2019	2019	2018
Finance expense
Related party loan interest payable	1,653	387	1,588	1,636
Convertible loan notes and preference shares interest payable	1,185	307	1,284	1,220
Financing agreement finance cost payable	-	-	206	217
Debtor invoice finance cost payable	174	51	164	-
Lease liabilities interest payable	95	22	1	55
Bank interest payable	-	6	-	17
Provisions – unwinding of discount	-	42	-	-
Foreign exchange losses	-	(19)	-	93
Other finance costs	75	-	-	157
Total finance expense	3,182	796	3,243	3,395

10.	Taxation

(a)	Tax (charge)/credit

	Year Ended June 30	Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2020	2019	2019	2018
Current tax
UK corporation tax	-	-	29	(29)
Foreign tax	53	(162)	(217)	2,279
Total current tax	53	(162)	(188)	2,250

Deferred tax
Current year
UK tax	(202)	-	267	(370)
Foreign tax	(564)	70	(636)	4,378
Total deferred tax	(766)	70	(369)	4,008

Total income tax	(713)	(92)	(557)	6,258

The difference between the total tax charge and the amount calculated by applying the weighted average corporation tax rates applicable to each of the tax jurisdictions in which the Group operates to the profit before tax is shown below.

(US dollars in thousands)	Year Ended June 30	Three Months Ended June 30	Year Ended March 31
	2020	2019	2019	2018
Loss before income tax	(4,390)	(1,354)	(10,666)	(34,137)
Group weighted average corporation tax rate	24.6%	22.0%	21.8%	22.8%
Tax at standard rate	1,080	297	2,325	7,772
Effects of:
Expenses that are not deductible for tax purposes	(106)	(49)	41	(3,872)
Adjustment to prior year tax provisions	-	-	(64)	2,358
Deferred tax assets not recognized on tax losses	(1,687)	(340)	(2,859)	-
Total income tax for the period Recognized in the Consolidated Statement of Comprehensive Income	(713)	(92)	(557)	6,258

(b)	Deferred tax

(US dollars in thousands)	As at June 30		As at March 31
	2020	2019	2019	2018
Deferred tax assets	1,347	2,113	2,054	2,570
Deferred tax liabilities	-	(1)	(1)	(26)
Net deferred tax asset/(liability)	1,347	2,112	2,053	2,544

These assets and liabilities are analyzed as follows:

Deferred tax assets	Tax losses	Other timing differences	Total
March 31, 2018	1,585	985	2,570
Credit/(charged) to comprehensive income	(580)	64	(516)
March 31, 2019	1,005	1,049	2,054
Credit/(charged) to comprehensive income	-	59	59
June 30, 2019	1,005	1,108	2,113
Credit/(charged) to comprehensive income	(191)	(575)	(766)
June 30, 2020	814	533	1,347

Deferred tax liabilities	Accelerated allowances	Other timing differences	Total
March 31, 2018	(8)	(18)	(26)
Credit/(charged) to comprehensive income	7	18	25
March 31, 2019	(1)	-	(1)
Credit/(charged) to comprehensive income	-	-	-
June 30, 2019	(1)	-	(1)
Credit/(charged) to comprehensive income	1	-	1
June 30, 2020	-	-	-

Deferred tax has been recognized in the current period using the tax rates applicable to each of the tax jurisdictions in which the Group operates. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities.

11.          Property, plant and equipment

(US dollars in thousands)	Computer Equipment	Motor Vehicles	Plant & Equipment	Fixtures & Fittings	Right-of-Use Assets	Total
Cost
At March 31, 2018	642	1,997	1,520	174	-	4,333
Foreign exchange	(46)	(148)	(112)	(13)	-	(319)
Additions	73	55	205	15	-	348
Disposals	(126)	(275)	(584)	-	-	(985)
At March 31, 2019	543	1,629	1,029	176	-	3,377
Change in accounting policy (Note 2.16)	-	(371)	-	-	2,152	1,781
Restated at April 1, 2019	543	1,258	1,029	176	2,152	5,158
Foreign exchange	(5)	(13)	(11)	(2)	(20)	(51)
Additions	7	45	222	16	110	400
Disposals	-	(8)	-	-	-	(8)
At June 30, 2019	545	1,282	1,240	190	2,242	5,499
Foreign exchange	(11)	(26)	(26)	(4)	(46)	(113)
Additions	36	359	189	9	570	1,163
Disposals	(94)	(252)	(171)	-	(483)	(1,000)
At June 30, 2020	476	1,363	1,232	195	2,283	5,549

Depreciation	Computer Equipment	Motor Vehicles	Plant & Equipment	Fixtures & Fittings	Right-of-use Assets	Total
At March 31, 2018	422	1,173	761	62	-	2,418
Foreign exchange	(34)	(93)	(59)	(5)	-	(191)
Charge for the year	89	222	106	12	-	430
Disposals	(97)	(223)	(165)	-	-	(486)
At March 31, 2019	380	1,079	645	68	-	2,172
Change in accounting policy (Note 2.16)	-	(123)	-	-	318	195
Restated at April 1, 2019	380	956	645	68	318	2,367
Foreign exchange	(3)	(12)	(7)	-	(3)	(25)
Charge for the period	27	1	17	6	163	214
Disposals	-	(8)	-	-	-	(8)
At June 30, 2019	404	937	655	74	478	2,548
Foreign exchange	(7)	(15)	(11)	(1)	(3)	(37)
Charge for the period	55	171	107	13	552	898
Disposals	(79)	(257)	(4)	-	(16)	(346)
At June 30, 2020	373	836	747	86	1,021	3,063

Net book value	Computer Equipment	Motor Vehicles	Plant & Equipment	Fixtures & Fittings	Right-of-use Assets	Total
At March 31, 2018	220	824	759	112	-	1,915
At March 31, 2019	163	550	383	108	-	1,205
At June 30, 2019	141	344	585	116	1,764	2,951
At June 30, 2020	103	527	485	109	1,262	2,486

12.          Intangible assets

	As at June 30		As at March 31
(US dollars in thousands)	2020	2019	2019	2018
Goodwill	21,919	22,387	22,622	24,482
Other intangible assets	7,930	9,375	9,744	11,920
Total	29,849	31,762	32,366	36,402

(a)	Goodwill

Goodwill arose on the purchase of Aevitas O Holdings Limited and VivoPower Pty Ltd on December 29, 2016.

	As at June 30		As at March 31
(US dollars in thousands)	2020	2019	2019	2018
As at July 1 / April 1	22,387	22,622	24,482	30,393
Revaluations	-	-	-	3,597
Goodwill previously not recognized	-	-	-	627
Impairment	-	-	-	(11,092)
Reclassifications	-	-	-	138
Additions	-	-	-	-
Foreign exchange	(468)	(235)	(1,860)	819
Carrying value at June 30 / March 31	21,919	22,387	22,622	24,482

The carrying amounts of goodwill by Cash Generating Unit (“CGU”) are as follows:

	As at June 30		As at March 31
(US dollars in thousands)	2020	2019	2019	2018
Aevitas O Holdings Limited (allocated to the Critical Power Services segment)	12,483	12,751	12,884	13,949
VivoPower Pty Ltd (allocated to the Solar Development segment)	9,436	9,636	9,738	10,533
Total	21,919	22,387	22,622	24,482

The Group conducts impairment tests on the carrying value of goodwill annually, or more frequently if there are any indications that goodwill might be impaired. The recoverable amount of the Cash Generating Unit (“CGU”) to which goodwill has been allocated are determined from value in use calculations. The key assumptions in the calculations are the discount rates applied, expected operating margin levels and long-term growth rates. Management estimates discount rates that reflect the current market assessments while margins and growth rates are based upon approved budgets and related projections.

The Group prepares cash flow forecasts using the approved budgets for the coming financial year and management projections for the following two years. Cash flows are also projected for subsequent years as management believes that the investment is held for the long term. These budgets and projections reflect management’s view of the expected market conditions and the position of the CGU’s products and services within those markets.

The CGU represented by Aevitas O Holdings Limited was assessed to have a value in excess of its carrying value and hence no additional adjustments to goodwill were considered necessary. Key assumptions used in the assessment of impairment were discount rate based on the weighted average cost of capital of 10.6% (June 30, 2019: 8.8%; March 31, 2019: 8.8%; 2018: 9.2%) and annual growth rate of 3.0% per annum. No sensitivity analysis is provided as the Company expects no foreseeable changes in the assumptions that would result in impairment of the goodwill.

The CGU represented by VivoPower Pty Ltd was assessed to have a value in excess of its carrying value and hence no additional adjustments to goodwill were considered necessary. Key assumptions used in the assessment of impairment were weighted average cost of capital of 10.9% (June 30, 2019: 11.0%; March 31, 2019: 11.0%; 2018: 12.1%), an average annual growth rate in years 1-5 of 53% during the initial expansion phase, and a long-term growth rate of 3.0% from year 6 onwards.

If the weighted average cost of capital had been 1% higher than management’s estimates, the Group would have had to recognize an impairment of $1.5 million. If project realizations in years 1-5 result in an EBITDA 10% less than management’s estimates, the Group would have had to recognize an impairment of $0.9 million. If the long-term growth rate in year 6 onwards was 2% instead of 3%, the Group would have had to recognize an impairment of $1.2 million.

(b)	Other intangible assets

(US dollars in thousands)	Customer Relationships	Trade Names	Favorable Supply Contracts	Databases	Other	Total
Cost
At March 31, 2018	5,799	2,680	4,577	154	98	13,308
Foreign exchange	(439)	(204)	(348)	(12)	(11)	(1,013)
Disposals	(263)	-	-	-	(72)	(335)
At March 31, 2019	5,097	2,476	4,229	142	16	11,960
Foreign exchange	(55)	(26)	(44)	(1)	-	(126)
Additions	-	-	-	-	12	12
Disposals	(50)	-	-	-	-	(50)
At June 30, 2019	4,992	2,450	4,185	141	28	11,796
Foreign exchange	(103)	(51)	(86)	(3)	(1)	(244)
Additions	461	-	-	-	-	461
Disposals	(968)	-	-	-	(9)	(977)
At June 30, 2020	4,382	2,399	4,099	138	18	11,036

Amortization	Customer Relationships	Trade Names	Favorable Supply Contracts	Databases	Other	Total
At March 31, 2018	677	237	406	68	-	1,388
Foreign exchange	(75)	(22)	(38)	(6)	-	(141)
Amortization	483	169	289	49	-	990
Disposals	(21)	-		-	-	(21)
At March 31, 2019	1,064	384	657	111	-	2,216
Foreign exchange	(6)	(4)	(7)	(1)	-	(18)
Amortization	100	41	70	12	-	223
At June 30, 2019	1,158	421	720	122	-	2,421
Foreign exchange	(24)	(9)	(15)	(2)	-	(50)
Amortization	404	160	273	13	18	868
Disposals	(133)	-	-	-	-	(133)
At June 30, 2020	1,405	572	978	133	18	3,106

Net book value	Customer Relationships	Trade Names	Favorable Supply Contracts	Databases	Other	Total
At March 31, 2017	9,606	2,445	2,366	698	812	15,927
At March 31, 2018	5,122	2,443	4,171	86	98	11,920
At March 31, 2019	4.033	2.092	3,572	31	16	9,744
At June 30, 2019	3,834	2,029	3,465	19	28	9,375
At June 30, 2020	2,977	1,827	3,121	5	-	7,930

Customer relationships, trade names and favorable supply contracts have an average remaining period of amortization of 10 years, 13 years and 13 years respectively.

Additions in the year comprise investment in the Daisy Hill and Yoogali Solar projects in Australia, which the Group owns a 60% effective equity share of through its investment in the IT Power project companies. Intangible assets of $0.5 million include 100% of the intangible assets invested. The non-controlling interest share of $0.2 million is reflected in equity. These project development costs are categorized in customer relationships.

Intangible assets disposed of in the year relate to the Sun Connect portfolio, as described in note 5. Sun Connect portfolio costs were categorized in customer relationships.

13.          Investment in subsidiaries

The principal operating undertakings in which the Group’s interest at June 30, 2020 is 20% or more are as follows:

Subsidiary Undertakings	Percentage of shares held	Registered address
VivoPower International Services Limited	100%	28 Esplanade, St Helier, Jersey, JE2 3QA
VivoPower USA, LLC	100%
VivoPower US-NC-31, LLC	100%	251 Little Falls Drive, Wilmington, DE, USA 19808
VivoPower US-NC-47, LLC	100%
VivoPower (USA) Development, LLC	100%
VivoPower Pty Ltd	100%
VivoPower WA Pty Ltd	100%
VVP Project 1 Pty Limited	100%
Amaroo Solar Pty. Ltd	100%
SC Tco Pty Limited	100%
SC Hco Pty Limited	100%
SC Fco Pty Limited	100%
Yoogali Solar Farm Pty Ltd	60%	153 Walker St, North Sydney NSW, Australia 2060
Daisy Hill Solar Farm Pty Ltd	60%
Aevitas O Holdings Pty Ltd	100%
Aevitas Group Limited	99.9%
Aevitas Holdings Pty Ltd	100%
Electrical Engineering Group Pty Limited	100%
J.A. Martin Electrical Pty Limited	100%
Kenshaw Electrical Pty Limited	100%
VivoPower Philippines Inc.	64%	Unit 10A, Net Lima Building, 5th Avenue cor. 26th
VivoPower RE Solutions Inc.	64%	Street, E-Square Zone, Crescent Park West,
V.V.P. Holdings Inc. *	40%	Bonifacio Global City, Taguig, Metro Manila

Associate and Joint Venture Undertakings	Percentage of shares held	Registered address
Innovative Solar Ventures I, LLC	50%	251 Little Falls Drive, Wilmington, DE, USA 19808
VVPR-ITP TopCo Pty Limited	50%	153 Walker St, North Sydney NSW, Australia 2060

* V.V.P. Holdings Inc. is controlled by VivoPower Pty Ltd, notwithstanding only owning 40% of the ordinary share capital.

14.         Investments accounted for using the equity method

		As at June 30		As at March 31
(US dollars in thousands)	% Owned	2020	2019	2019	2018
Innovative Solar Ventures I, LLC	50%	8,225	-	-	14,147
US-NC-31 Sponsor Partner, LLC	14.45%	-	-	-	-
US-NC-47 Sponsor Partner, LLC	10%	-	-	-	-
Total		8,225	-	-	14,147

In April 2017, the Company entered into a 50% joint venture with an early-stage solar development company, Innovative Solar Systems, LLC, to develop a diversified portfolio of 38 utility-scale solar projects in 9 different states, representing a total electricity generating capacity of approximately 1.8 gigawatts, through an investment entity called Innovative Solar Ventures I, LLC (the “ISS Joint Venture”).

Under the terms of the ISS Joint Venture, the Company has committed to invest $14.1 million in the ISS Joint Venture for its 50% equity interest, after reducing the commitment by $0.8 million in potential brokerage commissions that have not been required and which have been credited towards the Company’s commitment. The $14.1 million commitment is allocated to each of the projects based on monthly capital contributions determined with reference to completion of specific project development milestones under an approved development budget for the ISS Joint Venture. To June 30, 2020, the Company contributed $13.1 million of the $14.1 million commitment to the ISS Joint Venture, leaving a remaining capital commitment at June 30, 2020, of $1.1 million, which is recorded in trade and other payables. Three projects within the portfolio were discontinued in the year ended June 30, 2020, resulting in a write off of capitalized costs of $1.2 million related to those projects, as shown in Note 5.

The joint venture was accounted for as an investment under the equity method at March 31, 2018.During the year ended March 31, 2019, the Company made the decision to sell its portfolio of solar projects held within the ISS Joint Venture, and the Joint Venture assets were reclassified as assets held for sale. In the year ended June 30, 2020, sale of the entire portfolio was not successful. The Company has commenced a process to take control of the portfolio from the Joint Venture partner, and this is expected to result in a slower project realization timeframe, Accordingly, the portion of the investment that is expected to be realized in near term sales within 12 months has remained in assets held for sale. The remainder of the portfolio has been reclassified back to investments accounted for under the equity method.

Costs of $1.1 million associated with a detailed review of the portfolio and sales campaign have been expensed as a restructuring and other non-recurring cost, as described in Note 7.

15.         Cash and cash equivalents

As at June 30			As at March 31
(US dollars in thousands)	2020	2019	2019	2018
Cash at bank and in hand	2,824	7,129	4,522	1,939

The credit ratings of the counterparties with which cash was held are detailed in the table below.

As at June 30			As at March 31
(US dollars in thousands)	2020	2019	2019	2018
A+	-	252	17	891
A	-	233	14	69
A-	554	-	-	-
AA-	2,270	6,644	4,491	979
Total	2,824	7,129	4,522	1,939

16.         Restricted cash

	As at June 30		As at March 31
(US dollars in thousands)	2020	2019	2019	2018
Bank guarantee security deposit	1,013	632	816	-
Preferred supplier agreement escrow	-	-	503	-
Total	1,013	632	1,319	-

At June 30, 2020, there is a total of $1.0 million (June 30, 2020, $0.6 million; March 31, 2019: $0.8 million) of cash which is subject to restriction as security for bank guarantees provided to customers in support of performance obligations under power services contracts.

17.         Trade and other receivables

	As at June 30		As at March 31
(US dollars in thousands)	2020	2019	2019	2018
Current receivables
Trade receivables	3,112	6,193	5,899	5,333
Contract assets	3,382	3,929	1,800	120
Prepayments	432	2,919	628	391
Other receivables	5,475	1,951	2,072	2,059
Current tax receivable	155	-	-	-
Total	12,556	14,992	10,399	7,903

In accordance with IFRS 15, contract assets are presented as a separate line item. The Company has not recognized any loss allowance for contract assets.

Analysis of trade receivables:

As at June 30			As at March 31
(US dollars in thousands)	2020	2019	2019	2018
Trade and other receivables	3,119	6,195	5,929	5,335
Less: credit note provision	(7)	(2)	(30)	(2)
Total	3,112	6,193	5,899	5,333

The maximum exposure to credit risk for trade receivables by geographic region was:

As at June 30 2020			As at March 31
(US dollars in thousands)	2020	2019	2019	2018
USA	-	108	78	129
United Kingdom	-	-	-	12
Australia	3,112	6,085	5,821	5,192
Total	3,112	6,193	5,899	5,333

The aging of the trade receivables, net of provisions is:

As at June 30			As at March 31
(US dollars in thousands)	2020	2019	2019	2018
0-90 days	3,055	6,093	5,765	5,326
Greater than 90 days	57	100	134	7
Total	3,112	6,193	5,899	5,333

18.         Assets classified as held for sale

		As at June 30		As at March 31
(US dollars in thousands)	% Owned	2020	2019	2019	2018
Innovative Solar Ventures I, LLC	50%	4,080	13,530	13,530	-
US-NC-31 Sponsor Partner, LLC	14.45%	-	-	-	6,595
US-NC-47 Sponsor Partner, LLC	10%	-	-	-	4,841
Total		4,080	13,530	13,530	11,436

As more fully disclosed in Note 14, the Company’s portfolio of U.S. solar projects is held through 50% ownership in the ISS Joint Venture. During the year ended March 31, 2019, the Company made the decision to sell its portfolio of U.S. solar projects and accordingly, the investment has been reclassified to current assets as assets held for sale. Assets classified as held for sale are included within the Solar Development segment in Note 4.2.

Reconciliation of the ISS Joint Venture investment is as follows:

As at June 30			As at March 31
(US dollars in thousands)	2020	2019	2019	2018
Capital commitment	15,044	15,044	15,044	14,904
Commission credit	(770)	(770)	(770)	(757)
Discontinued projects	(2,079)	(848)	(848)	-
Acquisition costs	110	104	104	-
Net assets	12,305	13,530	13,530	14,147

Allocation of the net book value of the equity accounted investment in the ISS Joint Venture, between current assets held for sale, and non-current investments (as disclosed in Note 14), is as follows:

As at June 30			As at March 31
(US dollars in thousands)	2020	2019	2019	2018
Assets classified as held for sale	4,080	13,530	13,530	-
Investments accounted for using the equity method	8,225	-	-
Net assets	12,305	13,530	13,530	14,147

The table below provides summarized financial information for the ISS Joint Venture. The information disclosed reflects the amounts presented in the financial statements of ISS Joint Venture, amended to reflect adjustments made by the Company when using the equity method, including fair value adjustments and modifications for differences in accounting policy. The summarized financial information for the ISS Joint Venture does not represent the Company’s share of those amounts.

As at June 30			As at March 31
(US dollars in thousands)	2020	2019	2019	2018
Current assets	2	1,187	1,187	1,373
Non-current assets	23,277	27,107	27,107	26,921
Net assets	23,279	28,294	28,294	28,294

No summarized statement of comprehensive income has been presented as there were no movements in comprehensive income in the year (March 31, 2019: nil; 2018: nil).

Reconciliation to carrying amounts of the ISS Joint Venture (including amounts disclosed within Investments, see Note 14):

	As at June 30		As at March 31
(US dollars in thousands)	2020	2019	2019	2018
Opening net assets	28,294	28,294	28,294	-
Initial investment	-	-	-	29,808
Commission credit	(1,546)	-	1,514	(1,514)
Commission credit on abandonments	144	-	-	-
Sundry income	90	-	-	-
Project swaps	-	-	281	-
Abandoned projects	(2,592)	-	(1,795)	-
Net assets	24,390	28,294	28,294	28,294
VivoPower share in %	50%	50%	50%	50%
VivoPower share in $ (excluding funding obligation)	12,195	14,148	14,148	14,147
Commission credit	-	(721)	(721)	-
Acquisition costs	110	103	103	-
Net Assets	12,305	13,530	13,530	14,147

19.         Trade and other payables

	As at June 30		As at March 31
(US dollars in thousands)	2020	2019	2019	2018
Trade payables	4,807	5,554	5,675	3,806
Accruals	370	2,247	1,952	3,008
Related party payable	504	1,527	1,378	1,838
Payroll liabilities	1,383	1,209	1,165	504
Sales tax payable	496	1,054	764	310
Contract liabilities	6,013	10,095	4,978	1,544
Other creditors	1,822	2,953	2,011	3,072
Total	15,395	24,639	17,923	14,082

In accordance with IFRS 15 – Revenue from Contracts with Customers, contract liabilities are presented as a separate line item. Contract liabilities relate to the Company’s obligation to transfer goods or services to customers for which the Company has received consideration (or the amount is due) from customers. Contract liabilities are recorded as revenue when the Company fulfils its performance obligations under the contract.

Of the $10.1 million contract liabilities balance at June 30, 2019 and $5.0 million balance at March 31, 2019, $2.4 million was not recognized as revenue in the year ended June 30, 2020 and remained outstanding at June 30, 2020 due to contract postponement; now budgeted in the first half of the year ended June 30, 2021. All other contract liabilities balances at June 30, 2019, March 31, 2019, 2018 and 2017 were recognized as revenue in the subsequent accounting period.

20.         Provisions

	As at June 30		As at March 31
(US dollars in thousands)	2020	2019	2019	2018
Current provisions
Employee entitlements	1,561	1,510	1,459	1,474
Litigation	1,104	-	-	-
Warranty	232	-	-	-
Employee terminations	-	112	157	616
Onerous contracts	-	96	94	380
Total	2,897	1,718	1,710	2,470

Non-current provisions
Employee entitlements	169	148	227	288
Onerous contracts	-	1,952	1,995	-
Total	169	2,100	2,222	288

Total	3,066	3,818	3,932	2,758

Employee entitlements include long term leave and vacation provisions.

The employee terminations provision represents severance and contract termination costs associated with employees and contractors who departed the business as a result of the restructuring more fully disclosed in Note 7.

The onerous contracts provision recognized the forecast losses associated with contracts to purchase Solar Renewable Energy Certificates from the NC-31 and NC-47 projects until 2027. The expected losses were discounted at the Company’s borrowing rate on long-term debt of 8.5%. The provision formed part of the disposed net assets of VivoRex LLC, sold on July 02, 2019, as more fully disclosed in Note 5.

On February 26, 2018, the Company’s former Chief Executive Officer, Phillip Comberg, filed a legal claim alleging the Company committed a repudiatory breach of his service agreement in connection with the termination of his employment on October 4, 2017. Mr. Comberg is claiming damages of £615,600 related to the notice period in his service agreement, £540,000 related to shares in the Company he alleges were due to him, and other unquantified amounts related to bonuses and past services fees alleged to be due. On April 9,2018, the Company filed a defense and counterclaim, denying that a repudiatory breach was committed by the Company and denying the other claims asserted by Mr. Comberg, claiming that Mr. Comberg was terminated for cause.

On November 26, 2018, the Company agreed to a settlement of the counterclaims against Mr. Comberg for an undisclosed amount. Following aborted attempts at settlement with respect to Mr. Comberg's claim, the matter was heard in the U.K. High Court in March 2020. In September 2020, the U.K. High Court handed down a judgment on the case dismissing (i) Mr Comberg’s claims under the alleged Contract Term Agreement and the alleged Listing Fee Agreement and (ii) Mr. Comberg’s alternative claim for a quantum meruit to the claim in respect of the Listing Fee Agreement. The U.K. High Court also concluded that Mr. Comberg will be entitled to damages for wrongful dismissal for loss of salary (subject to mitigation), but not including any loss of bonus. The damages also include loss of Omnibus/EIS shares, but such damages are limited by the number of shares and their value. In addition, there will be a judgment for Mr. Comberg for Deferred Remuneration and Mr. Comberg will be entitled to his October 2017 salary payment. The parties have been asked by the U.K High Court to express in money terms the effect of the various findings, and rulings on these matters remain outstanding.

In the year ended June 30, 2020, the Company has incurred $0.9 million of legal fees in relation to this matter, in addition to amounts incurred in prior periods. The Company made a provision at June 30, 2020, for the expected outcome of the trial, of $1.1 million, including allocation of costs, based on legal counsel advice about the Company’s chances of success for the different elements of the claims. The Company considers that the provision made at June 30, 2020 remains appropriate, and that there is insufficient information in the September 2020 judgment to provide an updated financial outcome.

(US dollars in thousands)	Employee Entitlements	Employee Terminations	Onerous Contracts	Litigation	Warranty	Total
At March 31, 2018	1,762	616	380	-	-	2,758
Foreign exchange	(140)	-	-	-	-	(140)
Charged/(credited) to profit or loss:
Additional provisions	510	243	1,804	-	-	2,557
Reverse unused provisions	(26)	(87)	-	-	-	(113)
Provisions utilized	(420)	(614)	(96)	-	-	(1,130)
At March 31, 2019	1,686	158	2,088	-	-	3,932
Foreign exchange	(18)	-	-	-	-	(18)
Charged/(credited) to profit or loss:
Additional provisions	146	-	-	-	-	146
Reverse unused provisions	(41)	-	-	-	-	(41)
Unwinding of discount	-	-	42	-	-	42
Provisions utilized	(116)	(45)	(82)	-	-	(243)
At June 30, 2019	1,657	113	2,048	-	-	3,818
Foreign exchange	(41)	-	-	-	-	(41)
Charged/(credited) to profit or loss:
Additional provisions	1,659	176	-	1,104	232	3,171
Reverse unused provisions	(72)	(28)	-	-	-	(100)
Disposals	-	-	(2,048)	-	-	(2,048)
Provisions utilized	(1,473)	(261)	-	-	-	(1,734)
At June 30, 2020	1,730	-	-	1,104	232	3,066

21.         Loans and borrowings

	As at June 30		As at March 31
(US dollars in thousands)	2020	2019	2019	2018
Current liabilities
Debtor invoice financing	508	901	751	-
Lease liabilities	641	660	136	285
Shareholder loans	-	766	-	1,670
Chattel mortgage	51	-	-	-
Financing agreement	-	-	-	2,000
Bank loan	66	-	-	-
Other borrowings	46	-	-	-
Total	1,312	2,327	887	3,955

Non-current liabilities
Lease liabilities	715	1,117	138	293
Shareholder loan	23,400	18,242	18,242	18,092
Chattel mortgage	249	-	-	-
Bank loan	278	-	-	-
Total	24,642	19,359	18,380	18,385

Total	25,954	21,686	19,267	22,340

In June 2020, the Company refinanced its shareholder loan due to AWN Holdings Limited (“AWN”), the Company’s majority shareholder, capitalizing current and non-current shareholder loans, accrued interest and related party trade payables, into a new shareholder loan.

The new shareholder loan bears interest at 10.0% per annum plus a line fee of 2.0% per annum, payable monthly in advance. However, no interest or line fee settlements are required until after a corporate liquidity event has occurred. No repayment of principal is required until July 2021, and then is repayable in 9 equal monthly instalments until March 2022. Security granted to AWN comprises a Specific Security Deed over the assets of Aevitas O Holdings Pty Ltd and general security over the assets of VivoPower International PLC

In February 2020, the Company agreed an unsecured bridging loan with AWN to provide additional liquidity to the Company. Interest on the loan was charged at 10.0% per annum. A total of $1.3 million was advanced to the Company under the bridging loan, which was capitalized, including interest thereon, into the refinanced shareholder loan, in June 2020.

In May and June 2020, the Company obtained $0.3m government backed loans in Australia to provide additional liquidity during the COVID-19 pandemic.

In addition to lease liabilities, in the year ended June 30, 2020, J.A. Martin Electrical Pty Limited and Kenshaw Electrical Pty Limited have also taken out vehicle financing in the form of chattel mortgages, totaling $0.3 million.

In August 2018, the Company secured a $3.6 million (AU$5 million) debtor finance facility to support the growing working capital requirements of its critical power services businesses. The facility is secured by a fixed charge over the debtors’ book and floating charge over all other assets of J.A. Martin Electrical Pty Limited and Kenshaw Electrical Pty Limited.

The obligations under lease liabilities are as follows:

	Minimum lease Payments				Present value of minimum lease payments
	As at June 30		As at March 31		As at June 30		As at March 31
(US dollars in thousands)	2020	2019	2019	2018	2020	2019	2019	2018
Amounts payable under lease liabilities:
Less than one year	695	692	147	291	649	660	136	285
Later than one year but not more than five	759	1,299	143	327	707	1,117	138	293
	1,454	1,991	290	618	1,356	1,777	274	578
Future finance charges	(98)	(214)	(16)	(40)	-	-	-	-
Total lease obligations under	1,356	1,777	274	578	1,356	1,777	274	578

22.         Called up share capital

	As at June 30		As at March 31
(US dollars)	2020	2019	2019	2018
Allotted, called up and fully paid
Ordinary shares of $0.012 each	$162,689	$162,689	$162,689	$162,689
Number allotted	13,557,376	13,557,376	13,557,376	13,557,376
Ordinary shares of $0.012 each	$162,689	$162,689	$162,689	$162,689

No. of shares
At March 31, 2018	13,557,376
Issue of new shares	-
At March 31, 2019	13,557,376
Issue of new shares	-
At June 30, 2019	13,557,376
Issue of new shares	-
At June 30, 2020	13,557,376

23.         Other reserves

	As at June 30		As at March 31
(US dollars in thousands)	2020	2019	2019	2018
Equity instruments	27,057	26,087	26,090	25,072
Share option reserve	-	3,713	3,713	3,713
Capital raising costs	(6,009)	(9,722)	(9,722)	(9,722)
Treasury shares	-	(13)	(246)	(592)
Equity incentive costs	344	-	-	-
Foreign exchange	16	11	11	(88)
Total	21,408	20,076	19,846	18,383

Equity instruments are convertible preference shares and convertible loan notes in Aevitas Group Limited (“Aevitas Group”) which must convert to shares of VivoPower at $10.20 per share no later than June 30, 2021. The Company has classified these instruments as equity under the “fixed-for-fixed” rule meaning that both the amount of consideration received/receivable and the number of equity instruments to be issued is fixed.

There are 2,473,367 convertible preference shares outstanding with a face value of AU$3.00 per share and mature on June 30, 2021. The value held in reserves of AU$11,059,348 represents their face value plus the dividends accrued to June 30, 2020. Convertible preference shares are subordinated to all creditors of Aevitas Group, rank equally amongst themselves, and rank in priority to ordinary shares of Aevitas Group.

There are 2,473,367 convertible loan notes outstanding with a face value of AU$7.00 per share and mature on June 30, 2021. The value held in reserves of AU$25,075,203 represents their face value plus the dividends accrued to June 30, 2020. The convertible loan notes rank equally with the unsecured creditors of Aevitas Group.

Dividends or interest is payable quarterly in arrears at a rate of 7% on the capitalized value to December 29, 2016, the date at which they became convertible to VivoPower shares. At maturity, or if a trigger event such as a change of control of Aevitas Group or VivoPower, a listing event, or a disposal of substantially all of the assets of Aevitas Group has occurred, the convertible preference shares and convertible loan notes in Aevitas Group convert to VivoPower ordinary shares at a price of US$10.20 per share

In connection with the acquisition of Aevitas Group, the Company entered into a guarantee of the obligations of Aevitas Group under the terms of the preference shares and loan notes.

As disclosed more fully in Note 29, on July 10, 2020, a proposal to reconstitute the Aevitas convertible preference shares and convertible loan notes as an Aevitas preference share was approved at an extraordinary meeting of the ordinary shareholders, exchangeable preference shareholders and exchangeable noteholders of Aevitas Group Limited.

The share option reserve represents 828,000 share options granted to Early Bird Capital as part of the initial public share offering. The options entitled the holder to buy VivoPower ordinary shares at US$8.70 at any time before April 30, 2020. The options were originally accounted for as a share-based award and accordingly, the cost of the award was recognized directly in equity and was applied against capital raising costs. The fair value of the options was determined at the grant date, using the Black Scholes Model, and not remeasured subsequently. The options lapsed in April 2020, accordingly the reserve has been released and credited against capital raising costs

On March 30, 2017, the Company repurchased 129,805 shares at a price of $4.50 for a total sum of $591,911, including commission, and held them as treasury shares. During the year ended March 31, 2019, 75,805 of these shares were awarded to employees under the Company’s 2017 Omnibus Incentive Plan. Based on the closing market value of these shares on the day of award, $85,660 was expensed as employee compensation and remaining cost of $260,011 was charged against retained earnings.

During the year ended June 30, 2020, share incentives were granted to employees and directors of the Company, under the Company’s 2017 Omnibus Incentive Plan. Of the share awards granted, $344,000 of shares fully vested or had a vesting period commencing in the year ended June 30, 2020.

24.          Earnings per share

The earnings and weighted average numbers of ordinary shares used in the calculation of earnings per share are as follows:

	Year Ended June 30	Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2020	2019	2019	2018
Loss for the year / period	(5,103)	(1,446)	(11,223)	(27,879)

Weighted average number of shares in issue (‘000s)	13,557	13,557	13,557	13,557

Basic earnings/(loss) per share (dollars)	(0.38)	(0.11)	(0.83)	(2.06)
Diluted earnings/(loss) per share (dollars)	(0.38)	(0.11)	(0.83)	(2.06)

25.         Contingencies

As described in Note 20, the Company has participated in a court hearing in March 2020 in relation to the legal claims by the Company’s former Chief Executive Officer, Phillip Comberg. In addition to the probable financial outcome of the trial of $1.1 million, further elements of the claim will also be ruled upon in the verdict. These are considered by the Company to be much lower risk than those that have been provided for, and the Company may have further recourse to appeal beyond the initial verdict. Accordingly, no provision has been made in the financial statements in respect of the other claims brought by Mr Comberg.

26.         Pensions

The Group’s principal pension plan comprises the compulsory superannuation scheme in Australia, where the Group contributes 9.5%. A pension scheme is also in place for UK employees, where the Group contributes 4%. The pension charge for the year represents contributions payable by the Group which amounted to $0.79 million (3 months ended June 20, 2019: $0.27 million; year ended March 31, 2019: $0.76 million; 2018: $0.90 million).

27.         Financial instruments

	As at June 30		As at March 31
(US dollars in thousands)	2020	2019	2019	2018
Financial assets at amortized cost
Trade and other receivables	8,587	8,144	7,971	7,392
Cash and cash equivalents	2,824	7,129	4,522	1,939
Restricted cash	1,013	632	1,319	-
Total	12,424	15,905	13,812	9,331

Financial liabilities at amortized cost
Loans and borrowings	25,954	21,686	19,267	22,340
Trade and other payables	7,504	12,281	11,016	11,724
Total	33,458	33,967	30,283	34,064

The amounts disclosed in the above table for trade and other receivables and payables do not agree to the amount reported in the Company’s Consolidated Statement of Financial Position as they exclude prepaid expenses, payroll and sales tax payable, current tax receivables and contract assets and liabilities which do not meet the definition of financial assets or liabilities.

(a) Financial risk management

The Group’s principal financial instruments are bank balances, cash and medium-term loans. The main purpose of these financial instruments is to manage the Group’s funding and liquidity requirements. The Group also has other financial instruments such as trade receivables and trade payables which arise directly from its operations.

The Group is exposed through its operations to the following financial risks:

●	Liquidity risk

●	Credit risk

●	Interest rate risk

●	Foreign currency risk

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. Policy for managing risks is set by the Chief Executive Officer and is implemented by the Group’s finance department. All risks are managed centrally with a tight control of all financial matters.

 (b) Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group considers that it has no significant liquidity risk. The Group held unrestricted cash resources of $2.8 million at June 30, 2020 (June 30, 2019: $7.1 million; March 31, 2019: $4.5 million; 2018: $1.9 million). The ratio of current assets to current liabilities at June 30, 2020 is 1.04 (June 30, 2019: 1.25; March 31, 2019: 1.43; 2018: 1.03). During the year ended March 31, 2019, the Group established a $3.6 million debtor finance facility to support its working capital requirements, of which only $0.5 million was drawn at June 30, 2020 (June 30, 2019: $0.9 million; March 31, 2019: $0.8 million). In addition, the Group maintains near-term cash flow forecasts that enable it to identify its borrowings requirement so that remedial action can be taken if necessary.

Contractual maturities of financial liabilities, including interest payments, are as follows:

Year Ended June 30, 2020 (US dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	7,504	7,504	-	-	-
Borrowings	24,598	688	23,873	37	-
Lease liabilities	1,356	649	654	53	-
Total	33,458	8,841	24,527	90	-

Three Months Ended June 30, 2019 (US dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	12,281	12,281	-	-	-
Borrowings	23,397	3,859	19,538	-	-
Lease liabilities	1,991	692	1,077	222	-
Total	37,669	16,832	20,615	222	-

Year Ended March 31, 2019 (US dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	11,016	11,016	-	-	-
Borrowings	22,480	2,556	19,924	-	-
Lease liabilities	290	147	143	-	-
Total	33,786	13,719	20,067	-	-

Year Ended March 31, 2018 (US dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	11,724	11,724	-	-	-
Borrowings	25,896	5,498	14,111	6,287	-
Lease liabilities	619	291	328	-	-
Total	38,239	17,513	14,439	6,287	-

(c) Credit risk

The primary risk arises from the Group’s receivables from customers and contract assets. The majority of the Group’s customers are long standing and have been a customer of the Group for many years. Losses have occurred infrequently. The Group is mainly exposed to credit risks from credit sales, but the Group has no significant concentrations of credit risk and keeps the credit status of customers under review. Credit risks of customers of new customers are reviewed before entering into contracts. The debtor exposure is monitored by Group finance and the local entities review and report their exposure on a monthly basis.

The Group does not consider the exposure to the above risks to be significant and has therefore not presented a sensitivity analysis on the identified risks.

The credit quality of debtors neither past due nor impaired is good. Refer to Note 17 for further analysis on trade receivables.

(d) Foreign currency risk

The Group operates internationally and is exposed to foreign exchange risk on sales and purchases that are denominated in currencies other than the respective functional currencies of the Group entities to which they relate, primarily with respect to GBP and USD, but also between USD and AUD.

The Group’s investments in overseas subsidiaries are not hedged as those currency positions are either USD denominated and/or considered to be long-term in nature.

The Group is exposed to foreign exchange risk on the following balances at June 30, 2020:

●	Cash and cash equivalents $2.3 million denominated in AUD and $0.1 million denominated in GBP.
●	Restricted cash $1.0 million denominated in AUD.
●	Trade and other receivables $12.3 million denominated in AUD and $0.2 million denominated in GBP.
●	Trade and other payables $10.6 million denominated in AUD and $1.5 million in GBP.
●	Borrowings $2.5 million denominated in AUD.
●	Provisions $2.0 million denominated in AUD and $1.1 million in GBP.

The non-current shareholder loan of $23.4 million is denominated in USD, upon which there is no foreign currency risk.

(e) Interest rate risk

As a result of the related party loan agreement the Group is exposed to interest rate volatility. However, the interest rate is fixed for the medium term, therefore, the risk is largely mitigated for the near future. The Group will continue to monitor the movements in the wider global economy.

28.          Related party transactions

AWN is the ultimate controlling party by virtue of its 60.3% shareholding in VivoPower. Kevin Chin, Chairman of VivoPower, is also Chief Executive of AWN. During the period, a number of services were provided to the Group from AWN and its subsidiaries; the extent of the transactions between the two groups is listed below.

On June 30, 2020, the Company completed a refinancing transaction on its shareholder loan. Under the terms of the refinancing, the new loan applies normal commercial terms, with interest at 10.0% per annum and line fee of 2%. Both interest and line fee are payable monthly in advance, except that until the Company achieves a corporate liquidity event such as a business sale or capital raise, the interest and line fee will accrue without payment. Principal is repayable in equal monthly instalments commencing July 2021 until March 2022. The new refinanced loan capitalized and settled existing related party balances with Arowana, as detailed below, for a total principal as at June 30, 2020 of $23,303,288.

Prior to the refinancing, VivoPower was indebted to Arowana via a shareholder loan on normal commercial terms with interest at 8.5% per annum payable monthly in advance and principal repayable in equal monthly instalments of $75,000 for ten months beginning April 2018, with the remainder repayable in 21 equal monthly instalments commencing July 2020. At June 30, 2019 the principal balance due to Arowana by VivoPower under this loan was $18,242,636 (March 31, 2019: $18,242,636; 2018: $18,992,636). , and this amount plus unpaid interest of $2,185,701 was settled as part of the parent company loan refinancing transaction on June 30, 2019, leaving nil balance at June 30, 2020.

Prior to the refinancing, VivoPower was also indebted to Arowana via a shareholder loan on normal commercial terms with interest at 10.0% per annum payable monthly in arrears and principal repayable upon release of restricted cash held as bank guarantee security as disclosed in Note 16 to the consolidated financial statements. Of the principal balance as at June 30, 2019 of $765,681, $320,530 was repaid in the year ended June 30, 2020, whilst the remaining $445,151 plus interest was capitalized in the parent company loan refinancing, settled on June 30, 2020 as part of the parent company loan refinancing. At June 30, 2019 the principal balance due to Arowana by VivoPower under this loan was $765,681 (March 31, 2019: nil; 2018: nil).

A $1,300,000 bridge loan was provided to VivoPower by Arowana during the year ended June 30, 2020. The loan plus accrued interest of $43,231 was also settled as part of the parent company loan refinancing on June 30, 2020.

Directors fees for Kevin Chin in the amount of $207,181 were charged to the Company by Arowana Partners Group Pty Limited, a company of which Mr. Chin is a shareholder and director, during the year ended June 30, 2020. At June 30, 2020 the Company had an account payable to Arowana Partners Group Pty Limited of $105,620 (June 30, 2019; $88,516; March 31, 2019: $47,990; 2018: $42,188) in respect of these services.

Art Russell, Interim Chief Executive Officer, was employed by Arowana International UK Limited, a subsidiary of Arowana until his resignation on March 17, 2020, and seconded to VivoPower; $277,306 was charged to the Company during the year ended June 30, 2020. At June 30, 2020, the Company had an account payable of $185,253 (June 30, 2019: $116,923; March 31, 2019: $32,657; 2018: $80,026) in respect of these services.

Michael Hui, non-executive director of VivoPower International PLC, is also an employee and director of Arowana. During the year ended June 30, 2020, Mr. Hui invoiced the Company $11,131 for director fees from the date of his appointment to the Board in January 2020. At June 30, 2020, the Company had an account payable of $1,878 in respect of these services.

From time to time, costs incurred by Arowana on behalf of VivoPower are recharged to the Company. During the year ended June 30, 2020, $108,785 was recharged to the Company. At June 30, 2020, the Company has a payable to Arowana in respect of recharges of $202,024 (June 30, 2019: $1,268,670; March 31, 2019: $1,268,670; 2018: $1,802,003). On June 30, 2020 $1,066,666 of the recharge balance was settled and capitalized in the refinanced AWN loan.

Aevitas is indebted to the following subsidiaries of AWN via their holdings in Aevitas convertible loan notes, which are accounted for as equity instruments within other reserves, as more fully described in Note 23 to the consolidated financial statements, and for which they earned $659,090 of interest during the year ended June 30, 2020. The outstanding amount represents the face value plus interest accrued to June 30, 2020:

●	Arowana Australasian Special Situations 1A Pty Ltd: 666,666 Aevitas convertible loan notes with an outstanding amount of $4,729,996;
●	Arowana Australasian Special Situations 1B Pty Ltd: 666,667 Aevitas convertible loan notes with an outstanding amount of $4,730,003; and,
●	Arowana Australasian Special Situations 1C Pty Ltd: 666,667 Aevitas convertible loan notes with an outstanding amount of $4,730,003.

Subsidiaries of Arowana hold the following convertible preferred shares of Aevitas, which are accounted for as equity instruments within other reserves, and for which they earned $282,467 of dividends during the year ended June 30, 2020. The outstanding amount represents the face value plus dividends accrued to June 30, 2020:

●	Arowana Australasian Special Situations 1A Pty Ltd: 388,889 Aevitas convertible preferred shares with an outstanding amount of $1,216,880;
●	Arowana Australasian Special Situations 1B Pty Ltd: 388,889 Aevitas convertible preferred shares with an outstanding amount of $1,216,880;
●	Arowana Australasian Special Situations 1C Pty Ltd: 388,889 Aevitas convertible preferred shares with an outstanding amount of $1,216,880; and,
●	Arowana Australasian Special Situations Fund 1 Pty Limited: 833,333 Aevitas convertible preferred shares with an outstanding amount of $2,607,597.

Aevitas is indebted to The Panaga Group Trust, of which Mr. Kevin Chin is a beneficiary and one of the directors of the corporate trustee of such trust, who holds 4,500 Aevitas convertible loan notes with an outstanding amount of $30,359 representing face value plus interest accrued to June 30, 2020 and earned interest of $1,483 for the year ended June 30, 2020.

Aevitas is also indebted to The Panaga Group Trust, who also holds 4,500 Aevitas convertible preferred shares with an outstanding amount of $13,426 representing face value plus dividends accrued to June 30, 2020 and earned dividends of $636 for the year ended June 30, 2020.

29.          Subsequent event

At an extraordinary meeting of the ordinary shareholders, exchangeable preference shareholders and exchangeable noteholders of the Company’s subsidiary, Aevitas Group Limited, held on July 10, 2020, a proposal to reconstitute each Aevitas convertible preference share and convertible note together into one Aevitas preference share, was approved. The Aevitas preference share will pay the same coupon as the current Aevitas convertible preference shares and convertible notes, being 7% per annum and this will be cumulative. The preference share will not be dilutive to VivoPower ordinary shareholders, as there is no mandatory exchangeability feature.

30.          Key management personnel compensation

Key management personnel, which are those roles that have a Group management aspect to them are included in Note 8 to the consolidated financial statements.

31.          Ultimate controlling party

The ultimate controlling party and the results into which these financials are consolidated is AWN Holdings Limited (formerly Arowana International Limited), a company registered in Australia.

32.          Transition period comparative information (unaudited)

The condensed consolidated statement of operations for the year ended June 30, 2019 is as follows:

(US dollars in thousands)	Year Ended June 30 2019 (unaudited)
Revenue from contracts with customers	43,545
Costs of sales	(37,452)
Gross profit	6,093
General and administrative expenses	(7,195)
Loss on solar development	(2,668)
Depreciation and amortization	(1,447)
Operating profit/(loss)	(5,217)
Restructuring costs	(2,404)
Finance expense - net	(3,345)
Profit/(loss) before income tax	(10,966)
Income tax	(353)
Loss for the period	(11,319)

The condensed consolidated statement of cash flow for the year ended June 30, 2019 is as follows:

(US dollars in thousands)	Year Ended June 30 2019 (unaudited)
Cash flows from operating activities
Loss for the period	(11,319)
Income tax	353
Finance expense - net	3,345
Depreciation and amortization	1,477
Loss on solar development	2,668
Increase in non-cash working capital	4,708
Net cash from operating activities	1,232

Purchase of property, plant and equipment	(358)
Proceeds on sale of capital projects	11,601
Net cash from investing activities	11,243

Cash flows from financing activities
Repayment of related party loans	(134)
Lease repayments	(275)
Debtor finance borrowings	901
Transfers to restricted cash	(632)
Finance agreements repayments	(3,761)
Finance expense – net	(3,345)
Cash flows from financing activities	(7,246)

Net increase in cash and cash equivalents	5,229
Cash and cash equivalents at beginning of period	1,900
Cash and cash equivalents at end of period	7,129

2,941,176 Ordinary Shares

VIVOPOWER INTERNATIONAL PLC

(Incorporated in England and Wales)

PROSPECTUS

 Sole Book-Running Manager

Maxim Group LLC

The date of this prospectus is October 14 , 2020.

Until 25 days after the date of this prospectus, all dealers that buy, sell, or trade the ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.